EXHIBIT C-6
CANADA’S
ECONOMIC
ACTION PLAN
A SECOND REPORT TO CANADIANS
JUNE 2009

Government of Canada	Gouvernement du Canada

©Her Majesty the Queen in Right of Canada (2009)
All rights reserved
All requests for permission to reproduce this document
or any part thereof shall be addressed to
Public Works and Government Services Canada.
WWW.ACTIONPLAN.GC.CA
Cette publication est aussi disponible en français.
Cat. No.: F2-189/2-2009E
ISBN 978-1-100-12845-0

The bottom right corner photograph on the preceding page is property of the Public Health Agency of Canada (2006).

Introduction
All countries—including Canada—are feeling the impacts of the global recession. Many Canadian communities, businesses and workers have been seriously affected by the slowdown.
The Government has mobilized all of its resources and has engaged with all of its partners—internationally and within Canada—to put in place an unprecedented economic stimulus that will help Canadians weather the global recession and emerge with an even stronger economy.
Canada has done so from a position of relative strength. The global recession has put a spotlight on Canada’s comparative strengths, including a real estate market that avoided the excesses seen in other countries, notably in the U.S., and a banking system that the World Economic Forum recognizes as the strongest in the world. Reflecting these strengths, Canada was the last Group of Seven (G7) country to enter recession and the International Monetary Fund (IMF) expects that we will have the strongest recovery.

Canada’s Economic Action Plan:
Working for Canadians
“Canada is better positioned than many countries to weather the crisis. It entered the crisis from a position of strength, reflecting a track record of strong policy management that has supported underlying macroeconomic and financial stability.”
—International Monetary Fund, May 2009
Canada’s relative economic strength has allowed us to put in place one of the most comprehensive stimulus packages in the world. We did this because we are concerned about the impact of the global recession on jobs in Canada and because we can afford to do so based on our relative strength.
Canada’s Economic Action Plan is a vast set of initiatives that are being implemented in record time. This report indicates that 80 per cent of the measures are either flowing, or there are commitments in place that will allow the funds to flow to specific projects and initiatives. The Plan has been designed to get stimulus out as quickly and effectively as possible. That is why the Government has moved aggressively to deliver budget spending at an unprecedented rate.

As a result of the Action Plan and the global recession, the deficit is now projected to be $50.2 billion in 2009-10. This is larger than projected at the time of Budget 2009, reflecting lower tax revenues, higher Employment Insurance benefit payments and additional measures to stabilize our auto sector. This is a large deficit, but it is considerably smaller than in other countries and our deficit and our debt level are much lower than in any other G7 country.
The Government is committed to return to surplus in future years. This commitment is backed up by the Action Plan’s focus on spending over the next two years and a “use it or lose it” approach.
The Government remains confident that this is the right plan for the current global crisis. Effectively implementing Canada’s Economic Action Plan will enable Canada to emerge from this recession in a stronger position to the benefit of all Canadians.
Canada’s Economic Action Plan
Canada’s Economic Action Plan is the Government’s response to the deepest global recession in generations. The Economic Action Plan aims to protect Canadian jobs and incomes by delivering a $62-billion shot in the arm to the economy.
These measures will provide a needed boost to the economy and employment today and represent an investment in our future. The Economic Action Plan:
•	Reduces taxes permanently.

•	Helps the unemployed through enhanced Employment Insurance and training programs.

•	Avoids layoffs by enhancing the Employment Insurance work-sharing program.

•	Creates jobs through a massive injection of infrastructure spending.

•	Helps create the economy of tomorrow by improving infrastructure at colleges and universities and supporting research and technology.

•	Supports industries and communities most affected by the global downturn.

•	Improves access to and the affordability of financing for Canadian households and businesses.

Working for Canadians
International Recognition for
Canada’s Economic Action Plan
Canada’s stimulus plan is “large, timely, well diversified and structured for maximum effectiveness.”
—International Monetary Fund, May 2009
Reflecting Canada’s relative economic, financial and fiscal strength, the deterioration of the economy in Canada in late 2008 and early 2009 was less severe than in the rest of the world. The IMF also expects that the fall in economic activity will be less significant in Canada than in any other G7 country in 2009.

Canada is less affected than other countries
by the global recession

Just as importantly, Canada’s low debt burden means that short-term deficits are manageable. This has allowed the Government to make permanent tax reductions in support of Canada’s long-term economic growth, while other countries have provided only temporary relief. It also provides Canadians with the confidence that the Government can make the investments in the Economic Action Plan without incurring a permanent deficit.
The Economic Action Plan is Canada’s contribution to a worldwide effort to stem the deepest and most widespread recession since the Second World War.
Just as the recession is global, the eventual recovery requires international action. The Canadian and global recoveries will depend on efforts to stabilize the global financial system and to effectively stimulate demand while needed adjustments take place in the economies of our major trading partners, particularly in the financial system of the United States.
Canada is helping the global recovery effort. We are playing an active role in G7 and G20 discussions on stabilizing the world economy and setting the stage for a return to growth. Canada remains a strong advocate for all countries to resist protectionism, expand trade and encourage prudent financial regulation as part of the global solution.
Developing an effective stimulus package that has a meaningful impact on job creation requires that governments in Canada act together. Approximately 40 per cent of the stimulus set out in the Action Plan consists of joint actions of federal, provincial, territorial and municipal governments. In January, we conservatively estimated that provincial and territorial governments would provide $11.7 billion in stimulus to complement our Plan.
For the most part, provincial and territorial governments have embraced the stimulus effort and have put in place stimulus measures that fully partner with federal joint funding.

The economic crisis has also required that governments take dynamic action beyond those initially set out in the Action Plan on January 27. This includes providing additional support for preserving jobs in the automotive industry in partnership with the Ontario government and the new U.S. administration. As a result of this support, the total value of the Economic Action Plan is now $62 billion. Canada has also participated in the G20-led global effort to make US$1 trillion in additional resources available to support emerging market economies experiencing financial crises and countries in need, and to ensure that trade keeps flowing.
Including additional actions from provincial and territorial governments, the overall stimulus supporting Canadian jobs this year and next will be as large as or larger than in any other G7 country, including the U.S. More importantly, federal and provincial governments are now working aggressively toward the common purpose of implementing stimulus measures as effectively as possible.
Table 1.1
Canada’s Economic Action Plan

	2009–10	2010–11	Total

	(millions of dollars—cash basis)
Reducing the Tax Burden for Canadians	3,020	3,180	6,200
Helping the Unemployed	2,708	3,546	6,254
Building Infrastructure to Create Jobs	9,803	6,649	16,452
Creating the Economy of Tomorrow	2,371	1,664	4,035
Supporting Industries and Communities, Including International Partnerships to Support the Automotive Industry	11,493	2,178	13,671

Total federal stimulus measures	29,395	17,217	46,612
Assumed provincial and territorial actions[1]	9,835	5,115	14,950

Total Economic Action Plan stimulus	39,230	22,332	61,562

Reference
Provincial and territorial stimulus in addition to that assumed in the Economic Action Plan	8,398	9,673	18,071

Total stimulus	47,628	32,005	79,633

[1]	Assumes Ontario component of support to automotive industry is proportional to federal component.

Canada has one of the largest action plans of G7 countries
Timely Implementation
Canada’s Economic Action Plan is designed to get stimulus out as quickly and effectively as possible in order to have the maximum impact on jobs. That is why the Government moved aggressively to deliver budget spending up to 14 months faster than the usual process (Table 1.2).
Canada’s Economic Action Plan was tabled on January 27, the earliest budget in Canadian history. Authorizing legislation to put the main elements of the Plan into effect was tabled 10 days later and approved by Parliament on March 12. The Government pursued this expedited timetable in order to start flowing funds by April 1.

Table 1.2
Budget Implementation—The Usual Process vs.
Budget 2009 Accelerated Approach

Timelines
Steps in the		Usual	Accelerated	Time
Process		Process	Approach	Savings

1.	Tabling of budget	Late February	January 27	1 month

2.	Passage of budget legislation	3-4 months after tabling	1 1/2 months after tabling	1-2 months

3.	Cabinet and Treasury Board approval of new initiatives	3-8 months	1-2 months	2-6 months

4.	Appropriation of funding for new measures	4-10 months	Part of funding available at start of fiscal year (Main Estimates, Budget Implementation Act, 2009); remaining supply 5 months after the budget	2-5 months

Total time		10-22 months	4-8 months	6-14 months

This report marks progress through Day 72 of the first fiscal year of the Economic Action Plan. Much has been achieved. Large elements of the Economic Action Plan are already in place. The Government has taken action to enable funding for 80 per cent of the initiatives in the Economic Action Plan to flow.
Elements of the Plan directly controlled by the federal government are largely in effect. For example:
•	The Home Renovation Tax Credit is available to homeowners for home renovations undertaken between January 27, 2009 and February 1, 2010. Canadians are now making use of the credit.

•	Enhanced Employment Insurance benefits are available and flowing.

•	Most federal infrastructure projects have been selected, contracts have been issued and work is underway on a number of projects.

For measures that are a shared responsibility with other governments or other partners, the Government has finalized a large number of agreements, enabling provinces, territories, municipalities and private sector partners to implement the measures. For example:
•	The federal government has signed agreements with all provinces to deliver enhanced Employment Insurance (EI) training programs. Responsibility for implementation now rests with those provinces.

•	In addition, arrangements have been put in place with all provinces to deliver enhanced training for workers who are not eligible for EI.

•	Agreements are being negotiated or have been reached and infrastructure projects announced in every province and territory.

•	Agreements have been reached with virtually all provinces and territories to deliver $1 billion in renovations and retrofits of social housing.
The rest of this chapter reviews progress made in implementing each of these elements of the Economic Action Plan, as summarized in Table 1.3.
Table 1.3
Progress in Implementing the Economic Action Plan

			Share of
	2009-10	2009-10	2009-10
	Stimulus	Funding	Funding
	Funding	Committed	Committed

	(billions of dollars—cash basis)		(per cent)
Reducing the Tax Burden for Canadians	3.0	2.4	81
Helping the Unemployed	2.7	2.6	95
Building Infrastructure to Create Jobs	9.8	7.1	73
Creating the Economy of Tomorrow	1.9	1.1	59
Canada Health Infoway[1]	0.5	—	—
Supporting Industries and Communities, Including International Partnerships to Support the Automotive Industry	11.5	10.3	90

Total—federal support	29.4	23.6	80

[1]	The Government is conducting further due diligence.

Reducing the Tax Burden for Canadians
The tax reductions in Canada’s Economic Action Plan are an essential part of the Government’s effort to stimulate the economy and to create or maintain jobs. Lower taxes help ease the financial pressure on individuals, families and businesses and help build a solid foundation for future economic growth. Lower taxes also stimulate individual spending, which helps to protect and create jobs. The tax reductions in the Plan reinforce the Government’s ambitious agenda of tax relief aimed at creating a tax system that improves standards of living, and fuels job creation and investment in Canada.
Canada took early significant action in the October 2007 Economic Statement, anticipating the prospect of a weaker global economy. While the U.S. introduced one-time tax rebates, this Government put in place broad-based permanent tax reductions that are sustainable for the future. As a result of these actions, Canada is better positioned than most countries to withstand the effects of today’s global economic challenges.
Actions taken by the Government since 2006, including those proposed in the Economic Action Plan, will reduce taxes on individuals, families and businesses by an estimated $220 billion over 2008-09 and the following five fiscal years. Of this amount, the tax relief proposed in the Economic Action Plan totals more than $20 billion.
Tax Relief for Individuals and Families
The Economic Action Plan introduced significant new personal income tax reductions that will provide immediate relief particularly for low- and middle-income Canadians, as well as measures to help Canadians purchase and improve their homes. For example:
•	To encourage home ownership and renovation and to stimulate the construction and renovation industries, the temporary Home Renovation Tax Credit will provide Canadian families with up to $1,350 in tax relief, and the First-Time Home Buyers’ Tax Credit will provide relief of up to $750. These measures will help Canadians invest in home ownership.

•	The amount of income that Canadians can earn before having to pay federal income tax was further increased, and the top of the two lowest income tax brackets was increased so that Canadians can earn more income before being subject to higher tax rates. Canadians have already begun to benefit from this tax relief through, for example, reductions in the amount of tax withheld on their paycheques. These actions will put more money into the pockets of Canadians.

•	Tax relief provided by the Working Income Tax Benefit, first introduced in Budget 2007, was effectively doubled to further strengthen work incentives for low-income Canadians already in the workforce, and to encourage low-income Canadians to enter the workforce.

•	The Age Credit amount was increased by $1,000 to provide tax relief to low- and middle-income seniors. This means an additional annual tax savings of up to $150.

“These tax changes will put money back in the pockets of Canadians, boosting confidence and encouraging spending, which is critical to the retail sector and Canada’s overall economic recovery.”

—Diane J. Brisebois, President and CEO, Retail Council of Canada, January 28, 2009

Actions the Government has taken since 2006 are providing important stimulus to the economy and job creation, with almost $160 billion in tax relief for individuals and families over 2008-09 and the following five fiscal years. Key actions include:
•	All Canadians—even those who do not earn enough to pay personal income tax—are benefiting from the 2-percentage-point reduction in the Goods and Services Tax (GST) rate. Maintaining the GST credit level while reducing the GST rate by 2 percentage points translates into more than $1.1 billion in benefits annually for low- and modest-income Canadians, making purchases more affordable for these Canadians.

•	All taxpayers are benefiting from the reduction in the lowest personal income tax rate to 15 per cent from 16 per cent.

•	The new Tax-Free Savings Account, introduced in Budget 2008, is improving incentives to save through a flexible, registered general-purpose account that allows Canadians to earn tax-free investment income.

•	The Government has also introduced relief measures targeted to help families, students, seniors and pensioners, workers, persons with disabilities, and communities.

Canada’s Economic Action Plan:
Working for Canadians
Reducing the Tax Burden for Canadians
Ö	Home Renovation Tax Credit and First-Time Home Buyers’ Tax Credit available

Ö	Basic personal amount increased

Ö	Working Income Tax Benefit enhanced

Ö	Age Credit amount increased

More Money in the Pockets of Canadians
Proportionately More for Low- and
Middle-Incomes
Over 30 per cent of the personal income tax relief provided by this Government in 2009 will go to Canadians with incomes under $40,726, and close to 45 per cent will go to those with taxable incomes between $40,726 and $81,452. In total, Canadians with incomes under $81,452 will receive three-quarters of the tax relief.

Tax Relief for Canadian Businesses
A competitive business tax system is essential for creating an environment that encourages new investment, growth and job creation in Canada. The Economic Action Plan builds on corporate income tax reductions that are helping Canadian businesses be better positioned to weather the effects of today’s global economic challenges, maintain and create jobs and emerge from the economic downturn even stronger:
•	To help businesses adopt newer technology at a faster pace, a temporary two-year 100-per-cent capital cost allowance (CCA) rate for computers acquired after January 27, 2009 and before February 1, 2011 was introduced.

•	To help businesses in manufacturing and processing industries to restructure and retool to position themselves for long-term success, the 50-per-cent straight-line accelerated CCA rate for investments in manufacturing or processing machinery and equipment was extended to include investments undertaken in 2010 and 2011.

•	To help small businesses retain more of their earnings for reinvestment, expansion and job creation, the amount of small business income eligible for the reduced federal income tax rate was further increased to $500,000 effective January 1, 2009, following a previous increase to $400,000 from $300,000 as of January 1, 2007.

•	To support mineral exploration activity across Canada, the temporary Mineral Exploration Tax Credit was extended for an additional year.
The Government has introduced significant tax relief for Canadian businesses since 2006, including measures in the Economic Action Plan, that total more than $60 billion over 2008-09 and the following five fiscal years:
•	The general federal corporate income tax rate will be reduced to 15 per cent by 2012, including a reduction from 19.5 per cent in 2008 to 19 per cent as of January 1, 2009.

•	The federal income tax rate applying to qualifying small business income was reduced to 11 per cent in 2008.

•	CCA rates for a number of assets have been aligned to better reflect their useful life—this both reduces the tax burden on investment and ensures neutral tax treatment of CCA, encouraging investment to flow to its most productive uses.

•	The federal capital tax, a particularly damaging tax for business investment, was eliminated in 2006 and a temporary financial incentive was introduced in 2007 to encourage provinces to eliminate their general capital taxes and to eliminate or replace their capital taxes on financial institutions with a minimum tax. All general provincial capital taxes will be eliminated by 2012.
All of these measures help businesses succeed and survive in these tough economic times, maintain and create jobs, and create an attractive investment climate.
Provinces and territories have also taken further action to enhance Canada’s business tax advantage. Several have reduced or are reducing their corporate income tax rates, and the harmonization of Ontario’s sales tax with the GST will also reduce taxes for businesses.
As a result of corporate income tax reductions introduced by federal, provincial and territorial governments, Canada will reach the goal of having the lowest overall tax rate on new business investment in the G7 by 2010 (Chart 1.4). Canada will also have the lowest statutory tax rate in the G7 by 2012. The competitiveness of our business tax system will encourage new investment in Canada, including direct investment from abroad. As a result of actions taken by federal, provincial and territorial governments to reduce taxes in recent years, Canada has a strong foundation for future economic growth, job creation and higher living standards for Canadians.

Canada will soon have a tax rate on new business investment
that is the lowest in the G7 and below
the OECD average

Canada’s Economic Action Plan:
Working for Canadians
Tax Relief for Canadian Businesses
✓	Temporary immediate expensing of computers

✓	Extension of temporary accelerated capital cost allowance for manufacturing or processing machinery and equipment

✓	Amount of small business income eligible for reduced federal income tax rate increased to $500,000

✓	Extension of the temporary Mineral Exploration Tax Credit
Helping the Unemployed
The ultimate objective of Canada’s Economic Action Plan is to protect jobs and to support Canadians directly affected by the global recession. We are taking action to help those most affected by the recession by improving Employment Insurance (EI) benefits and enhancing worker retraining opportunities. In fact, this year the Government is investing an extra $5.5 billion in EI benefits.
While the situation is difficult, Canada’s job market has been less affected than those in other countries. Employment in Canada continued to increase over much of 2008. This is in sharp contrast to the situation in the United States. The relatively strong Canadian performance in 2008 was due to a number of factors, including the soundness of Canadian housing and financial markets, activity related to the recent commodity price boom, as well as the tax reductions introduced by the Government in the October 2007 Economic Statement, which took effect in January 2008, just as the U.S. was entering recession.

Canada entered recession later than the U.S.
and job losses have been fewer
However, in more recent months the global recession has clearly affected the Canadian economy and job markets. Employment in Canada has declined by 363,000 and the unemployment rate has risen to 8.4 per cent. The EI system has responded to weaker labour markets. This year, the Government will spend $5.5 billion more in EI benefits than last year. This money will go to help those who are coping with job loss.
In the Economic Action Plan, the Government froze EI contribution rates of employers and employees until 2010. In the absence of this action, contribution rates paid by businesses and Canadian workers would have risen to offset part of the rise in the benefit costs. With the sharper-than-expected drop in employment, the importance of the EI rate freeze has increased, benefiting businesses and employers. This is an important direct investment in EI benefits by the Government of Canada, and is one contributor to the size of the short-term budget deficit.

EI benefits are up sharply
As labour markets weakened, four measures have acted to support workers.
First, the EI program’s responsiveness to a weakening of the labour market has increased access to the program and led to a sharp increase in benefits.
Canadians in all regions affected by the economic downturn are being provided with increased access and longer benefit periods when they need it. In fact, between October 2008 and June 2009, 41 of 58 regions and over 85 per cent of Canadian workers had easier access to EI benefits and for longer periods of time. In all EI regions of Alberta, Ontario and British Columbia, the number of hours worked required to access EI have been reduced and benefits duration increased significantly. Increased accessibility and enhanced benefits have also taken place in most regions of Quebec and the Maritimes.

Access to EI has been made easier and benefits enhanced in regions of the country most affected by the global recession

The second measure supporting the unemployed are enhancements to EI benefits introduced in Canada’s Economic Action Plan to support workers and families hardest hit by the global recession.
•	To assist the unemployed, the Economic Action Plan provides EI recipients with up to an extra 5 weeks of EI benefits, worth up to an additional $2,235 per recipient. This provides Canadians with additional income support while they try to find a new job.

•	Further, the Government is ensuring that EI benefits are delivered quickly so that Canadians get the support they need. Additional staff members are available to process claims and more call centre agents are answering the questions of Canadians. Hours of operation in the EI call centres were extended to 6 p.m. and Saturday service was introduced.

•	Starting this summer, long-tenured workers—those who worked for years, paying into EI and collecting very little or no EI but who are now losing their jobs—will be able to receive extended EI benefits while participating in longer-term training through the Career Transition Assistance initiative. This will ensure that these workers have support to retrain for a new job, possibly in an entirely different industry.

“The move to provide the [5-week] benefit extension passes the test of getting more money into the hands of the unemployed and, in our view, marked a good compromise between providing short-term financial assistance to unemployed and cost.”
—TD Bank, Is Canada’s Employment Insurance
Program Adequate?, April 30, 2009
Third, the Economic Action Plan took action to preserve jobs that would otherwise be lost by helping firms and workers that are temporarily affected by the global slowdown.
Work-sharing, an innovative feature built into the EI system that helps to minimize layoffs during a temporary downturn in a business, has been expanded. Under the work-sharing program, the employees and the employer agree to a reduced work week, with each employee working fewer days in a week and receiving EI benefits for the days that they do not work. The number of Canadians benefiting from work-sharing arrangements are up more than fourfold since January to about 120,000 in May.

Canada’s Economic Action Plan:
Working for Canadians
Enhanced Work-Sharing
✓	Michelin Tire Inc. has been manufacturing tires in Waterville, Nova Scotia, for over 25 years.

✓	550 workers at Michelin are participating in the work-sharing program.

✓	Michelin workers will collect EI benefits one day a week and work the other four days.

The number of Canadian workers benefiting
from work-sharing has increased more than
fourfold since the beginning of the year

Fourth, the Economic Action Plan provides more training opportunities to help the unemployed reintegrate into the workforce.
•	The Targeted Initiative for Older Workers, which provides enhanced support to help older workers and their families in vulnerable communities through skills upgrading and experience in new fields of work, has been expanded to cover smaller cities.

•	The Government has significantly expanded funding for training available both for those who qualify for EI and for Canadians who do not qualify for EI, such as the self-employed. Agreements have been signed with nine provinces to expand their programs. Once all jurisdictions have signed, this new funding is expected to help 150,000 Canadians access skills training over the next two years. Examples of programs that this funding will support include Ontario’s Second Career Strategy, B.C.’s SkillsPlus, Quebec’s Pacte pour l’emploi and New Brunswick’s Workforce Expansion Program.

Canada’s Economic Action Plan:
Working for Canadians
Strong Record of Support for Training
Before the Action Plan, the Government had already injected more than $3.5 billion in new funding for training measures. This has provided employees and employers with access to the skills and training they need to find a job, including increasing spending on apprentices, older workers, Aboriginal skills and employment, and training for those individuals who do not quality for EI. This spending includes:
✓	$3 billion over six years for new Labour Market Agreements to address the gap in labour market programming for those who do not currently qualify for training under the EI program.

✓	$105 million over five years for the Aboriginal Skills and Employment Partnership initiative to ensure that Aboriginal Canadians receive skills and training that will lead to their increased participation in opportunity-driven economic development projects across Canada.

✓	$160 million over five years for the Targeted Initiative for Older Workers to assist unemployed older workers in communities experiencing ongoing high unemployment.

✓	$100 million per year for the Apprenticeship Incentive Grant to encourage more young Canadians to pursue apprenticeships, and $200 million per year for a tax credit to a maximum of $2,000 per apprentice per year through the Apprenticeship Job Creation Tax Credit to encourage employers to hire apprentices.

Recent Government actions of $3.5 billion have been supplemented by actions in the Economic Action Plan to support employment, including:
•	The Apprenticeship Completion Grant—providing a $2,000 grant to those who complete their apprenticeship in a Red Seal trade to encourage more young people to get the skills they need.

•	The Aboriginal Skills and Employment Partnership initiative—supporting First Nations communities to create jobs and employment opportunities.

•	The Canada Summer Jobs Program—creating summer work opportunities and valuable experience for students within the not-for-profit sector.

Canada’s Economic Action Plan:
Working for Canadians
Helping the Unemployed
✓	Work-sharing program broadened

✓	EI benefits extended

✓	More support for training

✓	EI rates frozen
Building Infrastructure to Create Jobs
Maintaining and creating jobs is the Government’s top priority. All elements of Canada’s Economic Action Plan contribute to this overall goal. However, the most effective means of raising employment through public expenditure is through infrastructure spending. Every dollar in infrastructure spending generates $1.60 in economic activity. For this reason, more that 40 per cent of the total stimulus funding is devoted to infrastructure spending.

Canada’s Economic Action Plan:
Working for Canadians
The Federation of Canadian Municipalities estimates that each $1 billion invested in new infrastructure creates more than 11,000 jobs.

Further, a modernized infrastructure contributes to the overall competitiveness of the economy, providing a permanent boost to personal and business incomes. Infrastructure spending also targets two of the sectors most affected by the current economic downturn—construction and manufacturing. For every dollar spent on infrastructure, about 60 per cent of economic activity and jobs created are in the construction industry. The remaining 40 per cent of jobs created are in industries that support construction—notably manufacturing.

Infrastructure investment creates jobs economy-wide,
particularly in construction and manufacturing
The Government has pursued as broad an approach as possible to boost infrastructure spending and job creation. This is a vast plan that will improve roads, bridges, border crossings, harbours, railways, federal buildings, First Nations infrastructure, social housing and the homes of Canadians. These funds are complemented by provincial and territorial spending on infrastructure, bringing total spending on infrastructure and housing to $24.7 billion over two years.
Our plan is focused on creating new investments and accelerating spending to create jobs now.

Infrastructure and stimulus are large and broad-based to maximize the impact on jobs
The Government has committed more than 70 per cent of the infrastructure and housing funds for 2009–10 and is working hard with provinces and territories, municipalities and private sector partners to get the remaining projects in place.

Accelerating Existing Provincial, Territorial
and Municipal Infrastructure Funding
To support jobs now, we have accelerated existing funding to provinces, territories and municipalities for large strategic projects of national and regional significance. Close to $2 billion in funding has been committed to large strategic projects since January 2009. More will be committed in coming months. These are funds that will support jobs this year.

Canada’s Economic Action Plan:
Working for Canadians
Accelerating Large Strategic Projects
✓	$45.2 million in federal funding to support 15 highway projects and local roads across the province of Newfoundland and Labrador.

✓	$350 million for British Columbia to construct the Evergreen Line—a new 11-kilometre rapid transit line from Burnaby to Coquitlam.

✓	$550 million to improve service and reliability of GO Transit services in Ontario and build the Sheppard Rapid Transit Line in Toronto.
Additional Infrastructure Investments
With Provinces and Territories
The Economic Action Plan builds on these investments by launching a new Infrastructure Stimulus Fund that will support federal and provincial/territorial investments of at least $8 billion in construction-ready projects in all regions, allowing for accelerated access to provincial/territorial base funding, topping up support to the Communities Component of the Building Canada Fund, and introducing a $1-billion Green Infrastructure Fund. These investments will renew public infrastructure, create jobs, and contribute to cleaner air, land and water.
Shovel-ready projects to repair and renovate provincial, territorial and municipal infrastructure and to create jobs have been identified in every jurisdiction in Canada. From coast to coast, agreements are being negotiated and concluded, and regulatory processes were streamlined to ensure projects get under way and jobs are created quickly.

Infrastructure Stimulus Fund: A number of provincial, territorial and municipal projects have been announced under the Infrastructure Stimulus Fund. For example:
•	In British Columbia, over $300 million, of which $137 million is federal funding, has been committed for over 200 projects, including:
–	A $40-million project to construct a modern, three-lane bridge across the Capilano River in North and West Vancouver that will replace the existing two-lane “blue bridge.” The new bridge will include priority access lanes to improve public transit.

–	A $28-million project in Prince George to construct a new four-lane bridge on Highway 97 that will replace the existing Stone Creek Bridge.

–	A $10.7-million project in Surrey to construct a cycling and pedestrian overpass and bicycle paths.
•	Over $410 million has been committed for 116 projects across the Prairies. This includes:
–	$92 million in Saskatchewan, including close to $9 million for road and sewer repairs in Saskatoon

–	$109 million in Manitoba, which will help support three community projects costing $20 million including $3.3 million for a $10 million expansion of the United Way in Winnipeg.

–	$210 million in Alberta, including $15 million for the new home of Canada’s Sports Hall of Fame in Calgary.
•	In the Yukon, $7 million, of which $3.5 million is federal funding, has been committed for 11 projects to reconstruct and upgrade roads and highways, and rehabilitate bridges.

•	In Ontario, over $900 million has been committed to support over 1,000 municipal infrastructure projects such as public transit, cultural facilities, roads, parks and municipal buildings.

•	In Quebec, $936 million in federal funding has been committed, of which $350 million is for projects to repair water and sewer mains.

•	In the Maritimes, $132.5 million has been committed to close to 200 projects including:
–	In Nova Scotia, $28 million in federal funding has been committed for 26 highway, parks and cultural projects and another $14 million for the City of Halifax and Cape Breton.

–	In P.E.I., 17 projects are being jointly funded, including restoration of Queen Street in Charlottetown and storm sewer upgrades in Summerside.

–	In New Brunswick, the Port of Belledune will see an important $61-million upgrade with $26 million in federal funding.
•	In Newfoundland and Labrador, the federal government has committed over $51 million in funding to support 22 provincial and community infrastructure projects including:
–	$83 million of joint funding to improve the province’s water and wastewater infrastructure.

–	$9 million for the Deer Lake Airport to extend its current runway and to improve the operating conditions for aircraft.
Accelerated Payments Under the Provincial/Territorial Base Funding Initiative: Further, several provinces are taking steps to accelerate funding under the Provincial/Territorial Base Funding Initiative. Since the launch of the Economic Action Plan, the Government of Canada has transferred $430 million under this initiative to construction projects.

“The recent federal budget provided powerful new tools for creating jobs and fighting the recession.”
—Jean Perrault, President of the Federation of Canadian Municipalities,
February 12, 2009
Additional Funding for Community Projects: New funding is available to smaller communities to create jobs by building local infrastructure for water, wastewater, local roads and bridges, public transit, green energy, sports, culture and tourism over the next two years. Under the Building Canada Communities Component, $1 billion in federal funding has been approved for 971 projects in small communities under 100,000 people since January 2009. This includes $14 million that has been fully committed towards 38 projects in Nova Scotia under the top-up. $18 million has been committed to 22 projects in Manitoba under the top-up. In Newfoundland and Labrador, commitments totalling $7.4 million have been made to 18 projects. In Ontario, $194 million has been approved for 182 projects.

Canada’s Economic Action Plan:
Working for Canadians
Examples of Community Infrastructure Projects to Support Jobs in Nova Scotia
✓	Reconstruction of Pleasant Street in the Town of Yarmouth totalling $3.9 million.

✓	The Weymouth Library project in the Municipality of the District of Digby totalling $418,000.

✓	A landfill closure in the Municipality of the District of Lunenburg totalling $1.6 million.
Green Infrastructure Fund: The Government is also making investments in green infrastructure to improve the quality of the environment and create a more sustainable economy over the longer term. It is contributing up to $71 million towards Yukon’s Mayo B hydro and Carmacks-Stewart transmission project, which will enhance Yukon’s electricity supply and security by providing additional sources of clean energy and creating a more dynamic and resilient integrated electrical power grid. This is part of the Government’s $1-billion job-creating investment in green infrastructure that will include more projects focused on sustainable energy infrastructure across Canada.

Infrastructure: Examples of Projects Across Canada

Nunavut
million, Provincial-Territorial
Fund, transferred since
2009
Northwest Territories
$13 million, Provincial-Territorial
Base-Fund, transferred since
January 2009
Yukon
ISF: $3.5 million
Quebec
ISF: $936 million
Newfoundland and Labrador
ISF: $51.5 million
CC top-up: $7 million
Ontario
ISF: 929 million
CC top-up: 194 million
PEI
ISF: $16 million
CC top-up: $2 million
British Columbia
ISF: $137 million
Alberta
ISF: $210 million
CC top-up: $52 million
Saskatchewan
ISF: $92 million
New Brunswick
ISF: $74.5 million
Manitoba
ISF: $109.4 million
CC top-up: $18 million
Nova Scotia
ISF: $42 million
CC top-up: $14 million

Yukon
- ● $71 million, Mayo B hydro and Carmacks-Stewart transmission project

Northwest Territories
- ● $7 million, bypass road, City of Yellowknife

Nunavut
- ● $32 million total, Piqqusilirivvik Cultural Facility, Clyde River

British Columbia
- ● $28 million, 4-lane bridge, Prince George
- ■ $40 million, 3-lane bridge to cross Capilano River, N. Vancouver
- ▲ $350 million, Evergreen rapid transit line, Burnaby to Coquitlam
- ◆ $10.7 million, pedestrian overpass and bicycle path, Surrey

Alberta
- ● $40 million, Telus World of Science, Calgary
- ●■ $190 million, transit in Calgary and Edmonton

Manitoba
- ● $140 million total, CentrePort Project at Inland Port, Winnipeg

Ontario
- ● $13.5 million, Blue Water Bridge enhancement project, Point Edward
- ■ $6 million, Chatham-Windsor track upgrade project
- ▲ $1 million, Peace Bridge commercial lane traffic improvement project, Fort Erie
- ◆ $250 million, GO Transit

Quebec
- ● $11.7 million, water treatment facility, Lévis
- ■ $26.3 million, Thetford Mines water treatment project
- ▲ $212 million, 10-year repair program for Champlain Bridge, Montréal

New Brunswick
- ● Fundy Trail Parkway

Prince Edward Island
- ● $4.5 million, Summerside wind farm project (Phase Two)

Nova Scotia
- ● $418,000, Weymouth Library, Digby
- ■ $3.9 million, reconstruction of Pleasant St., Yarmouth
- ▲ $1.6 million, landfill closure, Lunenburg

ISF: Committed federal funding under the Infrastructure Stimulus Fund over the next two years.
CC top-up: Committed federal funding under the additional funding for community projects over the next two years.

First Nations Infrastructure
The Economic Action Plan is supporting job creation on reserve and in remote and rural communities through the construction and renovation of schools, water and wastewater projects and critical community infrastructure, such as health and police facilities. This will be an important source of new jobs in First Nations communities. It will mean new classrooms for students of all ages and needed facilities such as upgraded libraries and resource centres, science and computer rooms, auditoriums, soccer fields, tracks, landscaping and play facilities, as well as improved access to safe drinking water and health outcomes for First Nations communities.
Thirteen school projects to support First Nations students have been announced, for a total investment of $200 million. New schools and modern facilities are a key element to improving education outcomes on reserve which, in turn, is vital to improving economic opportunities for First Nations children. These improvements to education infrastructure are a valuable investment in the future of First Nations children and will help build more vibrant First Nations communities.
Eighteen water and wastewater projects in First Nations communities have been announced. These projects involve the construction of new sewage lagoons, water supply and treatment plants, a sludge system, a mechanical sewage treatment plant, and water distribution systems, with investments of $165 million.
Funding to Upgrade and Modernize
Federal Infrastructure
Canada’s Economic Action Plan is also supporting jobs by making investments to provide benefits to Canadians through better passenger rail services, safer bridges and highways, refurbished harbours for small craft and more efficient border crossings.
Job-creating federal infrastructure investments are taking place in the following six areas.

An Improved Rail System: VIA Rail is undertaking significant infrastructure and other capital improvements to permit higher train frequencies, enhance on-time performance, reduce trip times and support jobs. These investments are progressing very quickly.

VIA Rail Investments to Support Jobs
✓	VIA Rail has signed a contract to overhaul LRC (Light, Rapid, Comfortable) cars with $30 million committed in stimulus funding.

✓	Engineering work to overhaul the rail diesel and head end power cars is progressing well and contracts, estimated at $52 million, will be awarded this summer to rebuild these fleets.

✓	Contracts and ordering of materials related to the $6 million of additional stimulus funding for the Chatham-Windsor track upgrade project were announced in May 2009.

✓	VIA Rail has reached an agreement with the Canadian National Railway to construct a third main line track on the Montréal-Toronto corridor.

Trans-Canada Highway: The completion of the twinning of the Trans-Canada Highway within Banff National Park will improve safety, reduce the potential for collisions with wildlife on this busy stretch of highway and support jobs.
Federal Bridges: Federal bridges support the efficient and safe movement of people and goods across Canada. Canada’s Economic Action Plan invests in a number of bridge rehabilitation projects.
For example, The Jacques Cartier and Champlain Bridges Incorporated designed a comprehensive 10-year repair program for the Champlain Bridge in Montréal to ensure that the bridge remains safe. Canada’s Economic Action Plan allocated $212 million to this project. All required approvals have been received, the contract was awarded and work started in April. Approximately 30 per cent of the planned work for the 2009–10 construction season is expected to be completed by June 30, 2009.
The Economic Action Plan identified $25 million in 2009–10 and $15 million in 2010-11 to accelerate needed repairs to four federal bridges managed by Public Works and Government Services Canada: the LaSalle Causeway in Kingston, Ontario; the Burlington Lift Bridge in Burlington, Ontario; and the Alexandra and Chaudière bridges in the National Capital Region. Over 70 per cent of the first year’s funding is already under contract.

Improvements at two of the busiest Canada-U.S.
border crossings to strengthen the economy
and support jobs
The Blue Water Bridge Canadian plaza and bridge enhancement project in Sarnia, Ontario was announced March 20, 2009 and involves the construction of additional lanes on the approach to the plaza, a truck return road to the United States and new Canada Border Services Agency inspection booths. The project has a total value of $27 million with a federal contribution of $13.5 million. Preliminary engineering work is underway, with construction to begin later this year. The project is scheduled to be completed by March 2011.
The Peace Bridge commercial lane traffic improvements project in Fort Erie, Ontario will construct a fifth primary inspection lane, a booth for Canada-bound commercial vehicles and a designated Vehicle and Cargo Inspection System area. The project has a total value of $2 million, $1 million of which comes from federal funding. Preliminary engineering work is now underway, and formal construction is scheduled to begin in September 2009. The project is scheduled to be completed by February 2010.

Small Craft Harbours: The Economic Action Plan provides $200 million over two years to support the repair and maintenance of Canada’s core commercial fishing harbours and an additional $17 million to accelerate the construction of a small craft harbour in Pangnirtung, Nunavut. These investments will help accelerate required repair work and will help ensure that the commercial fishing industry has access over the long term to safe and functional harbours while creating jobs now.
In 2009–10, $82.3 million will be spent on contracts for repair, maintenance and dredging work at existing harbours, and $7 million will be used to advance the construction of the Pangnirtung harbour, Nunavut’s first small craft harbour.
Federal Buildings: The Economic Action Plan committed significant funds to repair and renovate the federal government’s building portfolio. Significant progress has been made in realizing over 1,200 small and large projects planned for across the country. Contracts have been issued for 60 per cent of this year’s funding and Public Works and Government Services Canada has begun implementation of over 900 projects. In addition, funding was provided to enhance the accessibility of Crown-owned buildings for persons with disabilities. To date, 60 per cent or $12 million of the first year’s funding has been allocated to specific projects across the country.

Small Craft Harbour Projects
As the months of May through August are the peak period for commercial fishing and recreational boating activities, this is also the busiest time for harbours. Harbour authorities therefore usually prefer for work to begin after this timeframe so that impacts to their operations are limited. Some construction projects will begin during the spring and more will be undertaken in September through the end of the fiscal year.
The job-supporting stimulus includes:
✓	Work is underway at Rivière-au-Tonnerre in Quebec, where a wharf is being reconstructed. The $1.95-million project will improve safety.

✓	Repairs projects totalling $515,000 to the Sointula harbour and the Queen Charlotte City harbour electrical system are currently underway in B.C. Contracts worth another $1.9 million have been awarded for repairs at seven other B.C. harbours.

✓	Contracts are now in place to construct a 60 metre extension to the current 150-metre breakwater at Ochre Pit Cove harbour, on the north side of Conception Bay on Newfoundland’s Avalon Peninsula. This $1.2-million project will improve conditions and safety of the harbour.

Federal Contaminated Sites: The Government is accelerating work to clean up federal contaminated sites, which is expected to result in up to $245 million in economic activity over the next two years. This work will create jobs and economic activity in communities across Canada over the next two years, while contributing to a cleaner environment and enabling long-term development. Projects have been selected, and work will begin in the 2009 construction season.
Supporting Home Ownership and Jobs
in Housing Construction
Canada’s Economic Action Plan provides powerful incentives for Canadians to invest in their homes and to support employment in the construction industry. For many Canadians, their homes are the most important investment of their lives.

The housing industry is an important source of economic activity and job creation in Canada. Unlike the experience in the U.S. and many other countries, the housing market in Canada remains reasonably stable. Initial reports are that take-up on our incentives is strong.
Canadians undertaking renovations to their homes before February 2010 will benefit from the temporary Home Renovation Tax Credit of up to $1,350. It is estimated that about 4.6 million families in Canada will take advantage of the credit, and, by doing so, will support jobs in the housing industry.

Canada’s Economic Action Plan:
Working for Canadians
The Home Renovation Tax Credit Is Working Now
✓	Canadians are aware of the Home Renovation Tax Credit and are already taking advantage of the credit, thereby protecting and creating jobs in the housing industry.

✓	The Canada Revenue Agency has received more than 700,000 enquiries about the credit through its website and by telephone.

All homeowners are also able to benefit from the enhanced ecoENERGY Retrofit program should they choose to make energy efficiency improvements to their homes. The additional $300 million provided through the Action Plan is expected to support an estimated 200,000 home retrofits.
First-time home buyers will benefit from greater access to their Registered Retirement Savings Plan savings to purchase or build a home as well as up to $750 in tax relief from the First-Time Home Buyers’ Tax Credit.
The Home Renovation Tax Credit and First-Time Home Buyers’ Tax Credit, as well as the new Home Buyers’ Plan withdrawal limits, are already being administered by the Canada Revenue Agency, and Canadians are already taking advantage of them.

Canada’s Economic Action Plan:
Working for Canadians
Tax Support for Home Ownership and Renovation
Sean and Gillian have just purchased their first home, and paid $10,000 to renovate their kitchen.
✓	As first-time home buyers, one of them will be able claim the $5,000 First-Time Home Buyers’ Tax Credit amount when they file their taxes for 2009 and will receive up to $750 in income tax relief.

✓	They are also eligible to receive $1,350 in additional income tax relief through the temporary Home Renovation Tax Credit.

Early indications are that the Home Renovation Tax Credit will help support and create jobs in the housing industry during the current global economic recession. Canadians have indicated that the availability of the credit is an important factor in their decision to renovate their homes, and high-profile advertising campaigns undertaken by major building material suppliers and retailers have also helped increase awareness of the Home Renovation Tax Credit. The Home Renovation Tax Credit will have an important effect on local economies. Increased renovation activity will also help small local renovation businesses, which are important contributors to job creation in Canada.

The enhanced ecoENERGY Retrofit program is encouraging the development and installation of next generation energy products, as well as fostering improved techniques in home construction and renovation. In April, the ecoEnergy Retrofit program certified 60 new Energy Advisors to conduct pre- and post-retrofit evaluations, bringing the total number to nearly 1,200.
Investments in Social Housing
Canada’s Economic Action Plan provides significant support for social housing construction and renovation. This new funding will provide a significant boost to jobs and improve the quality and energy efficiency of up to 200,000 social housing units across Canada.
Support for social housing, including agreements with provinces and territories, will provide $2 billion for social housing construction, renovation and retrofits across Canada.
Up to $2 billion is now available in low-cost loans for municipalities to undertake housing-related infrastructure projects.

Canada’s Economic Action Plan:
Working for Canadians
Support for Housing
✓	Home Renovation Tax Credit available

✓	ecoENERGY Retrofit program benefits enhanced

✓	$2 billion for social housing construction, renovation and retrofits across Canada

✓	Up to $2 billion in low-cost loans to municipalities for housing-related infrastructure

Creating the Economy of Tomorrow
The Government is helping to build a strong innovative economy through science, technology and research excellence. Investments in science, technology and research also help to train new generations of highly skilled individuals. Canada needs this new wave of highly qualified workers in order to compete and win as the global economy depends more and more on knowledge and innovation. Canadians are committed to learning how to do things in new and innovative ways that make us more competitive.
Before the Economic Action Plan, the Government had invested over $2.2 billion in new science and technology measures since 2006. Canada’s investments in higher education research and development as a proportion of the economy are now the highest in the G7, and second in the Organisation for Economic Co-operation and Development.

Canadian governments invest more in research and
development (R&D) than any other G7 country

The Government is committed to maintaining Canada’s global leadership position in post-secondary research. Funding has been provided to support research excellence at Canadian post-secondary institutions, help Canadian scientists focus on areas where we can be world leaders, and link our research strengths to the opportunities and challenges facing the private sector.
In particular, the Government has provided significant additional resources to the three federal research granting councils, totalling about $400 million per year since 2006. This has included new funding for research competitions to identify the best ideas, advanced training, and the translation and application of new knowledge. Overall, the total planned spending of the granting councils will rise to about $2.7 billion in 2009–10, compared to actual spending of $2.2 billion in 2005–06. This represents an average annual increase in funding of 5 per cent.

Support for research, training and commercialization by granting councils has increased at an average annual rate of 5 per cent since 2006

Further, the Government has invested significant new resources to strengthen Canada’s position in knowledge leadership and establish centres of excellence in key priority areas such as health, energy, the environment, and information and communication technologies. These investments are not only supporting jobs now, they will make us more competitive in the future. We are also ensuring that our investments in science are more responsive to the needs of the private sector, for example through practical research internships for graduate students in companies, support for college innovation, and the creation of business-led networks of centres of excellence. We have launched Automotive Partnership Canada, which will support major collaborative research projects that will lead to innovation and greater competitiveness in the Canadian automotive sector.
Building on these important measures, Canada’s Economic Action Plan invests a further $5.1 billion in science and technology initiatives. This is an unprecedented investment that underlines our continued commitment to research excellence and the objectives of our science and technology strategy. This new funding supports two broad priorities.
The first priority area is post-secondary education and research, the centrepiece of which is a fund to deal with deferred maintenance, repair and construction at colleges and universities. This $2-billion investment in Canada’s future will create the infrastructure needed to keep Canadian research and educational facilities at the forefront of scientific advancement. It is also providing important support for employment now.

Canada’s Economic Action Plan:
Working for Canadians
Examples of Infrastructure Investments at Canada’s Colleges and Universities That Will Strengthen the Economy and Support Jobs
✓	Outdated science labs will be renovated and new Internet technology labs and business research spaces will be added to the campus at St. Francis Xavier University in Antigonish, Nova Scotia. The federal government will contribute $11.3 million towards the total project value of $22.7 million.

✓	The Government will contribute more than $52 million to three projects at the University of Alberta, including deferred maintenance of chemistry and biological science facilities, the Facility Alteration Request Program, and a fit-up of the Health Research Innovation Facility.

✓	The Government will contribute more than $35 million to Algonquin College in Ottawa for the Environmental Demonstration Centre for Construction Trades and Building Bridges.

✓	The University of Toronto will receive more than $75 million from the Government for three projects, including the Mississauga Laboratory Centre, the Instructional Lab Project at the University of Toronto in Scarborough and the Innovation Centre for the Canading Mining Industry at St. George Campus.

Other actions in this area include an important expansion of awards for post-graduate scholarships, funding for quantum research, as well as significant upgrades to arctic research facilities dedicated to research on ways to create a healthier and more sustainable society and economy in Canada’s North. All of these actions are supporting jobs now while contributing to a stronger future.
The second priority area is direct support for science and technology. This support consists of a series of measures to modernize federal laboratories, improve electronic health records and broadband access, and spur research in clean energy and space technology.
•	Federal laboratories doing research in a wide array of fields, from health and food to natural resources, will be upgraded after several years in which maintenance has been delayed or deferred. This will include $19 million over two years for the National Research Council to modernize 28 of its facilities in seven provinces.

•	The Economic Action Plan’s commitment to extend rural access to broadband services will enable rural households, businesses and community institutions to make use of the Internet at levels similar to many of their urban counterparts. As a first step, an extensive mapping exercise is underway to identify currently unserved and underserved households. A call for applications is expected to be launched in late summer. Projects will be selected over the fall, with funding expected to begin flowing to projects early in 2010.

•	The Economic Action Plan established the Clean Energy Fund, which will provide $1 billion over five years to support clean energy research and demonstration. This will include up to $150 million for clean energy research, and $850 million for clean energy demonstration projects, including carbon capture and storage technologies. The Clean Energy Fund will strengthen Canada’s position as an energy superpower while stimulating new investments, creating new jobs in the energy sector and contributing to our climate change objectives.

•	The Economic Action Plan also provided $110 million over three years to the Canadian Space Agency to support Canada’s continued leadership in the design and construction of space robotics. This funding will help create new opportunities for innovative Canadian companies, provide jobs for highly skilled employees, and help prepare Canadian astronauts to participate in future international space missions, such as those that astronauts Robert Thirsk and Julie Payette are participating in.

Canada’s Economic Action Plan:
Working for Canadians
Examples of Investments in Federal Laboratories
✓	$24 million over two years will be provided to the Public Health Agency of Canada’s national microbiology laboratory in Winnipeg, Manitoba.

✓	$12 million over two years will support upgrades at Agriculture and Agri-Food Canada’s Dairy and Swine Research and Development Centre in Sherbrooke, Quebec.

Canada’s Economic Action Plan:
Working for Canadians
Creating the Economy of Tomorrow
✓	Infrastructure investments at Canada’s colleges and universities

✓	Modernizing federal laboratories

✓	Clean Energy Fund

Supporting Industries and Communities
The Economic Action Plan provides support for jobs in industries most affected by the global recession. This support covers a broad array of industries including resource industries like forestry, and tourism. The Plan also provides assistance to communities affected by the economic downturn.
Through the Economic Action Plan, $2.1 billion in support is provided in 2009 to jobs in industries and communities affected by the global slowdown.
The Government is helping vulnerable communities manage through the considerable transition caused by the global recession. The $1-billion Community Adjustment Fund is one such initiative, designed to help communities with fewer than 250,000 people deal with significant job losses and industrial restructurings. The Government is also supporting economic development in Canada’s North and Southern Ontario and is establishing development agencies dedicated to these regions over the coming months.

“The government has clearly heard the message and embraced our vision of becoming the producers of the best quality, most innovative and greenest forest products in the world. And it understands that in order to get there Canada needs to attract investment and secure the jobs of nearly 300,000 skilled Canadians forest workers and the communities they work in.”
—Avrim Lazar, President and CEO of the Forest Products
Association of Canada, January 27, 2009

Canada’s Economic Action Plan:
Working for Canadians
Community Adjustment Fund
✓	Canada’s Economic Action Plan will provide $100 million over two years to support reforestation in Quebec.

✓	The funds will be invested in areas affected by forest fires or insect infestation, and will facilitate the rehabilitation of mixed forest and improve growing conditions of plantations by thinning forests.

✓	These projects could create some 8,000 jobs in more than 10 regions: Saguenay–Lac-Saint-Jean, Nord-du-Québec, Abitibi-Témiscamingue, Côte-Nord, Outaouais, Lanaudière, Laurentides, Mauricie, Québec, Bas-Saint-Laurent and Gaspésie.

The Government is also providing extensive support to affected industries, including the following:
Forestry: The global economic downturn and the collapse in the U.S. housing market have created challenges for the forestry sector. To date, a total of $70 million has been provided to Natural Resources Canada to support market diversification and innovation initiatives for the forestry sector, including research and demonstration projects on new forest products and initiatives to help forestry companies market innovative products internationally to protect and create jobs. This investment will be supplemented with a further $100 million next year. In addition, the federal government will provide $100 million over two years under the Community Adjustment Fund, to be matched by the Government of Quebec, for silviculture activities in the province including reforestation in areas devastated by forest fires or insect infestation, facilitating the rehabilitation of a mixed forest, and improving the growing conditions of plantations.
Mining: To support mineral exploration activity and jobs across Canada, the temporary Mineral Exploration Tax Credit was extended for an additional year. This will encourage growth in this industry.
Tourism: Tourism has been boosted with support to marquee events across Canada, such as the Festival International de Jazz de Montréal and the Edmonton International Fringe Theatre Festival. To date, the Government has provided $23 million to 12 major Canadian festivals. Funding for additional events will be allocated through calls for proposals. A first call for proposals closed in May, with projects currently being assessed, and another call for proposals is expected in the fall of 2009.

Agriculture: Under the $500-million AgriFlexibility program, the Government will provide funding for initiatives that help the agricultural sector adapt to pressures and improve its competitiveness, such as those that reduce the farm business’s costs of production and its footprint on the environment, support innovative processes and products, and address market challenges. The Government will also provide $50 million to support investments in meat slaughter and processing plants to help improve their operations. Assistance to the agricultural sector is also being made available in the form of expanded access to credit for farmers, in order to allow them to grow their operations and to support the intergenerational transfer of farms.
Fisheries: Canada’s Economic Action Plan provides $200 million over two years to support the repair and maintenance of Canada’s core commercial fishing harbours, and an additional $17 million to accelerate the construction of a small craft harbour in Pangnirtung, Nunavut. Funding of $8 million over two years will be provided to modernize 33 facilities and hatcheries in the Salmonid Enhancement Program in British Columbia, as part of the initiative to address deterred maintenance at federal laboratories across the country. Hard-hit lobster fishing communities throughout Atlantic Canada and Quebec will also benefit from an additional $10 million in financial support through the Community Adjustment Fund for marketing and market access, innovation and technology development initiatives.

Canada’s Economic Action Plan:
Working for Canadians
Supporting Industries and Communities
✓	Support for market diversification and innovation in the forestry and agriculture industries

✓	Community Adjustment Fund

✓	Tax and tariff relief

In addition to supporting key industries, the Economic Action Plan includes permanent and temporary measures, which build on broad-based tax reductions that are lowering the general corporate income tax rate from 22.12 per cent (including the corporate surtax) in 2007 to 15 per cent by 2012. These, in addition to other tax reductions introduced since 2006, will give Canada the lowest overall tax rate on new business investment in the G7 by 2010.

The Economic Action Plan is helping Canadian firms create jobs, modernize their operations and better compete globally through the elimination of tariffs on a range of machinery and equipment, and through temporary measures to accelerate the capital cost allowance on manufacturing or processing machinery and equipment, and computers. Importers have accessed about $27 million in tariff relief for the first four months.

Tariff Relief At Work
Canadian industries are already benefiting from the elimination of tariffs on a range of machinery and equipment to maintain and enhance their competitiveness. Examples of the cost savings to certain sectors include:
✓	Power generation and distribution—$7.6 million

✓	Printing—$3.6 million

✓	Food processing—$1.6 million

Improving Access to Financing
Canadians need access to affordable financing for their homes, cars and businesses. Interest rates and access to loans determine how Canadians invest and spend their money, which drives our economy. Good financial conditions are vital for a sustained recovery in Canada and elsewhere in the world.
The Canadian financial system has withstood the current global financial crisis better than most. Our banking system was recently rated the soundest in the world by the World Economic Forum. However, the global crisis has made it difficult for Canadian banks and other lenders to obtain funds from international markets at reasonable costs. To soften the impact of this crisis, Canada’s Economic Action Plan has taken measures to provide up to $200 billion to support lending to Canadian households and businesses through the Extraordinary Financing Framework. All measures are now in place and fully operational.

Canada’s Economic Action Plan:
Working for Canadians
“Canada’s banking system has so far displayed remarkable stability amid the global turbulence, thanks in good part to strong supervision and regulation.”
—International Monetary Fund, May 2009

Early on, the Government took steps to provide Canadian financial institutions with funds to lend to businesses and Canadians at the time when global financial markets were severely impaired. This included over $40 billion provided by the Bank of Canada in December 2008, as well as $58 billion of term funding to banks and other lenders through the Insured Mortgage Purchase Program. In addition, the new 10-year Canada Mortgage Bond program has provided $7 billion in cash to financial institutions.
Obtaining affordable loans for small and medium-sized businesses and for financing leases on vehicles and equipment remains difficult.
That is why the Government has taken further action to support lending to households and businesses more directly. The Business Credit Availability Program provides direct lending and other types of financial support to creditworthy businesses whose access to credit is restricted because of global credit conditions. The financing is provided through Export Development Canada and the Business Development Bank of Canada in cooperation with financial institutions. The Canadian Secured Credit Facility has also been rolled out to provide direct support for vehicle and equipment financing, which is helping to ease pressure on Canadians.

Canada’s Economic Action Plan:
Working for Canadians
Business Credit Availability Program Success Stories
Canadian General-Tower Limited
Export Development Canada provided $7.5 million in financing to Canadian General-Tower Limited to enhance the company’s financial flexibility and operational liquidity. Based in Cambridge, Ontario, Canadian General-Tower supplies vinyl and leather materials which are used in interior seating systems, door panels and instrument panels for the automotive sector.

All together, over $115 billion in financing support has been provided to improve access to financing for Canadians and businesses, all of it on a commercial basis to protect taxpayers (Table 1.4).
Table 1.4
Progress in Implementing Support for Financing

		Elements	Financing
	Financing	in	Provided
	Available	Place	Until Now
	(up to,		(billions of
	billions of dollars)		dollars)
Insured Mortgage Purchase Program	125	✓	58
New 10-year Canada Mortgage Bond	10	✓	7
Canadian Lenders Assurance Facility	N/A	✓	N/A
Canadian Life Insurers Assurance Facility	N/A	✓	N/A
Crown corporation new flexibilities including Business Credit Availability Program	13	✓	3
Canadian Secured Credit Facility	12	✓	11
Bank of Canada	40	✓	40

Total	200		119

These extraordinary policy actions have already improved credit conditions. Borrowing costs for Canadian banks rose less than in other countries following the intensification of the global financial crisis in October 2008 and have now almost returned to pre-crisis levels. This reduction in bank funding costs, together with lower Bank of Canada monetary policy rates, has reduced the cost of borrowing for Canadian businesses and families. For instance, average interest rates for both households and businesses have fallen by almost 2 percentage points since last October.

Interest rates are lower
Benefits of Lower Mortgage Rates
Peter and Mary have been financing their home with a floating-rate mortgage, but want to have the security of predictable fixed payments. In the spring of 2009, five-year mortgage rates were 5.25 per cent. This is 200 basis points lower than in October 2008. Based on a mortgage of $150,000, their monthly savings would be $168 or $2,016 per year.

While access to financing remains more difficult than in the past, the situation is better in Canada than elsewhere. Total household and business lending is growing, albeit not as strongly as before the financial crisis began, reflecting in part a reduction in demand for credit from households and businesses as a result of the economic slowdown. Through the fourth quarter of 2008, household credit in Canada was growing at about an annual rate of 7.5 per cent. In marked contrast, the credit growth for households and firms has declined sharply in the United States. Stronger credit growth in Canada reflects better and improved access to credit for Canadians.

Credit growth in Canada has slowed but remains
higher than in the U.S. and other countries

Economic Climate
Canada’s Economic Action Plan was designed to deal with the risks posed by the deepest global recession since World War II. In late January, when the Economic Action Plan was tabled, it was very difficult to foresee how the global financial crisis would be resolved and to what extent the global recession would affect the economy and reduce jobs in Canada.
With the benefit of hindsight, it is now clear that in late 2008 and in the first quarter of 2009, economic conditions globally were significantly weaker than virtually all governments and private sector economists expected. In Canada, the output losses over this period have been significant, as the deterioration in the U.S. economy led to a sharp fall in Canadian exports. Tighter credit conditions and deteriorating confidence have also diminished consumer spending and business investment. Nevertheless, output losses in Canada over this very weak period for the global economy have been up to four times less severe than in other countries.

Canada is less affected than other countries
by the global recession

The Government’s approach to budget planning is built upon the principles of accountability, transparency and strong expenditure management. To ensure objectivity and transparency in forecasting, the economic forecast underlying the Government’s fiscal projections is based on the average of the private sector economic forecasts. This process has been followed for over a decade.
However, in the Economic Action Plan, the Government anticipated that economic conditions in Canada and around the world could easily turn out worse than the private sector forecast. For planning purposes in the Action Plan, nominal gross domestic product (GDP) growth was adjusted down to -2.7 per cent for 2009, compared to the average private sector forecast in January 2009 of -1.2 per cent.
Since January, private sector forecasters have cut their growth expectations significantly. They now expect Canadian nominal GDP this year to fall by 4.3 per cent. This means about half of the reduction to their outlook since January has already been accounted for in Budget 2009’s planning assumptions.
The Department of Finance regularly surveys private sector economists on their views of the economy. Private sector forecasters included in the May 2009 survey are Bank of America Merrill Lynch, BMO Capital Markets, Caisse de dépôt et de placement du Québec, the Centre for Spatial Economics, CIBC World Markets, Desjardins, Deutsche Bank of Canada, Laurentian Bank Securities, Global Insight, National Bank Financial, Royal Bank of Canada, Scotiabank, TD Bank Financial Group, UBS Warburg and the University of Toronto (Policy and Economic Analysis Program).

Half of the downward revisions to the outlook
since January had already been accounted
for in budget-planning assumptions

The International Monetary Fund predicts Canada will have the strongest recovery among G7 countries. This reflects Canada’s strong economic, fiscal and financial fundamentals together with the stimulus provided by extraordinary policy actions taken in Canada’s Economic Action Plan.
There have been encouraging signs in recent months that the global economy and world financial markets are beginning to stabilize. While the economic situation remains uncertain, private sector forecasters continue to expect a sustained economic recovery beginning in the second half of 2009 and gaining momentum in 2010. In this regard, the outlook for the second half of 2009 and for 2010 is broadly similar to that contained in Canada’s Economic Action Plan. Nevertheless, there remain important risks to the economic outlook—both on the upside and on the downside.

Private sector forecasters continue to expect a return
to growth in the second half of 2009 and through 2010

Economic developments since Budget 2009, as well as further actions taken since the Economic Action Plan was tabled to reduce the impact of the recession and stimulate the economy, will increase the projected deficit for 2009-10. The increase in the deficit is the result of:
•	Less taxes collected.

•	Higher Employment Insurance benefits to help Canadians most affected by the global recession.

•	The Government’s contribution to the joint Canada-U.S. support for the automotive sector, to help the sector restructure to ensure its long-term sustainability.

Acting in International Partnership to Support
the Automotive Industry
The Government has been working in close partnership with the U.S. administration and the Ontario government to support the auto industry. The auto sector in North America is highly integrated, requiring an integrated approach. Only those who are part of the solution will be part of the industry moving forward. The Canadian auto industry is critical to the well-being of affected workers and communities. It is also a critical component of the diversified economy needed for future prosperity in Canada. Canada’s support is designed to help position the Canadian auto industry to prosper in a new global marketplace that is both more competitive and more aligned to environmental needs. To achieve these goals, the federal government has been working closely with the governments of Ontario and the United States and has implemented a number of critical measures, notably:
✓	Loans were provided to General Motors of Canada Inc. and Chrysler Canada Inc., and funds started flowing on March 30, 2009. Subsequently, and in partnership with the Ontario government, the Government increased the Chrysler Canada loan to $3.7 billion and took on a 2-per-cent ownership stake in the auto maker. The Government also increased the GM loan to $10.6 billion and took on a 12-per-cent ownership stake.

✓	The Government announced the Canadian Warranty Commitment Program, ensuring that the consumer warranties of new vehicles purchased from GM Canada and Chrysler Canada are honoured during the restructuring period.

✓	The Government helped automotive parts suppliers by expanding their accounts receivable insurance.

✓	In April, the Government launched Automotive Partnership Canada, which provides $145 million over five years to support significant, incremental and collaborative research and development activities of benefit to the Canadian automotive industry.

Higher deficits reflect higher El benefits, lower
revenues and support to the auto sector
The Government is now projecting deficits of $3.9 billion in 2008–09 and $50.2 billion in 2009–10. More than half of the 2009–10 deficit is the result of temporary measures under Canada’s Economic Action Plan, less taxes collected, higher EI benefits, and the decision to freeze EI premium rates. The remaining deficit of $23.2 billion, or 1.5 per cent of GDP, is primarily a reflection of the weak economy and will be reversed as the economy recovers. The Government is committed to return to surplus in future years and to pay back the deficits that have been accumulated over this period. Canada’s deficit is particularly modest compared to the fiscal situation of other countries. Further, Canada entered this recession with the lowest debt-to-GDP ratio of all G7 countries.
The Government will continue to monitor closely economic developments over the summer with a view to providing a further update in the fall report.

Canada’s deficit is relatively small when put
in international perspective

“Compared to every other major industrialized economy out there, the U.S., Japan, much of Europe, we still are in a position where Canada is by far the poster child in terms of government finances.”
—Derek Holt, Economist, Scotia Capital,
CBC Newsworld, May 27, 2009

Next Steps
Canada’s Economic Action Plan is the right plan for the times. Canada has weathered the global recession better than virtually any other country. Canada is also doing as much to stimulate its economy as any other G7 country.
The Government is moving at an unprecedented speed to provide stimulus now, when it is most needed. Projections for the second half of 2009 and beyond point to a strengthening economy, supporting the Government’s commitment to return to surplus as quickly as possible.
Canada’s Economic Action Plan has been given very high marks internationally, particularly by the IMF. The Plan has been supplemented in important ways by provinces and territories and through our combined actions with the new U.S. administration to support the auto industry. The Plan puts in place an unprecedented economic stimulus that will help Canadians weather the global recession and emerge with an even stronger economy.

“The economic downturn that’s swept the globe has crushed financial markets, exploded unemployment and shaken confidence in the banking system. The disaster isn’t shared equally, though. Some countries are in a much better position than others to rebound from the current malaise by attracting entrepreneurs, investors and workers. Who are they? Our fourth annual Best Countries for Business ranking looks at business conditions in 127 economies. ... Canada is up four spots to No. 3...”
—Forbes.com, March 19, 2009

It is a vast set of initiatives that are being implemented in record time: just 72 days into the fiscal year, the Government has taken all the actions necessary for 80 per cent of the Plan measures. In many cases, benefits are already flowing to Canadians.
Effectively implementing the Plan will support Canadians through the global recession and will ensure Canada emerges in a strong position.
The Government remains focused on further progress in implementing the Plan.

The immediate priority is to get the remaining funds flowing as soon as possible. This means:
•	Concluding any outstanding agreements and identifying projects with provinces and territories for training, social housing and infrastructure.

•	Identifying the next set of additional projects under the Community Adjustment Fund.

•	Moving ahead with additional work on federal infrastructure such as bridges, harbours and buildings.
As the economy strengthens through the second half of 2009, the Government’s overarching goal is to emerge stronger from the global recession by leveraging our Canadian advantage for the benefit of Canadians, creating and maintaining jobs.
The Government will update Canadians with a third progress report in the fall. At that time, the Government’s report will provide further information on the amount of stimulus funding that has been spent, either directly by the federal government, or in partnership with provincial, territorial and local governments and with the private sector. Canadians are invited to monitor progress in implementing the Economic Action Plan on the Government’s website, www.actionplan.gc.ca.

PROGRESS ACHIEVED TO DATE

Introduction
Just 72 days into the fiscal year, Canada’s Economic Action Plan is on track and delivering results for Canadians.
Measures under federal control are largely in effect: taxes are reduced, enhanced Employment Insurance benefits are flowing, and projects are selected or funds are flowing for federally owned infrastructure.
For partnership measures, the Government has finalized agreements, enabling provinces, territories, municipalities and private sector partners to take action on specific projects and initiatives. The Government will back up this commitment with a strong “use it or lose it” approach, ensuring the money is spent in two years.
The following timeline shows the milestones reached on Canada’s Economic Action Plan:
•	January 27—The Government tables the earliest federal budget in history.

•	February 6—The Budget Implementation Act, 2009 is introduced, including $7.6 billion for budget measures and $2.4 billion in tax reductions.

•	March 10—The Government reports on action taken to secure the necessary authorities to proceed with about $20 billion of stimulus, or about 90 per cent of the 2009–10 funding in the Action Plan.

•	March 12—The Budget Implementation Act, 2009 receives Royal Assent.

•	June 11—Funds are flowing, or have been committed, for 80 per cent of the Action Plan.
The Government will provide a further update on progress in implementing the Action Plan in the fall. Canadians can follow progress on the Government’s website for the Economic Action Plan at www.actionplan.gc.ca
This chapter reports in detail on progress achieved since the March report in implementing individual measures contained in the Action Plan. It is divided into six sections that reflect the actions taken in the Plan:
•	Reducing the Tax Burden for Canadians: Providing Canadians with significant, permanent personal income tax relief and Canadian businesses with the lowest overall tax rate on new business investment among the major industrialized economies.

•	Helping the Unemployed: Providing more investments for Employment Insurance benefits to support those who have lost their jobs and provide the training required to help Canadians get the additional skills they need.

•	Building Infrastructure to Create Jobs: Providing new infrastructure and housing funding to create jobs across Canada and ensure Canada emerges from the economic downturn with a more modern and greener infrastructure, as well as an expanded capacity to provide affordable housing to lower-income Canadians.

•	Creating the Economy of Tomorrow: Improving infrastructure at colleges, universities, federal laboratories and research facilities, creating additional support for graduate students and internships, and supporting research and technology in areas such as clean energy.

•	Supporting Industries and Communities: Supporting adjustment and protecting jobs in regions, communities and sectors of the Canadian economy that have been most affected by the severe downturn.

•	Improving Access to Financing and Strengthening Canada’s Financial System: Providing up to $200 billion through the Extraordinary Financing Framework to ensure the continued stability of the Canadian financial system and to improve access to financing for Canadian households and businesses.
Table 2.1
Canada’s Economic Action Plan

	2009	2010	Total
	(millions of dollars—cash basis)
Reducing the Tax Burden for Canadians	3,020	3,180	6,200
Helping the Unemployed	2,708	3,546	6,254
Building Infrastructure to Create Jobs	9,803	6,649	16,452
Creating the Economy of Tomorrow	2,371	1,664	4,035
Supporting Industries and Communities, Including International Partnerships to Support the Automotive Industry	11,493	2,178	13,671

Total federal stimulus measures	29,395	17,217	46,612
Assumed provincial and territorial actions[1]	9,835	5,115	14,950
Total Economic Action Plan stimulus	39,230	22,332	61,562

[1]	Assumes Ontario component of support to automotive industry is proportional to federal component.

REDUCING THE TAX BURDEN FOR CANADIANS

Highlights
√	Tax reductions are an essential part of Canada’s Economic Action Plan. They support Canadians and Canadian businesses in the short term by providing stimulus, putting money in the hands of Canadians to spend as they see fit, thus encouraging job creation and helping create a long-term advantage for sustained economic growth.

√	Canada’s Economic Action Plan includes measures that will reduce the tax burden for Canadian families and businesses by more than $20 billion over 2008–09 and the following five fiscal years. This builds on early action to offset the economic downturn taken by the Government in the 2007 Economic Statement, which announced substantial permanent tax reductions.

√	In total, actions taken by this Government since 2006 will reduce taxes by $220 billion over 2008–09 and the following five fiscal years, allowing Canadian individuals, families and businesses to keep more of their money.

√	Canadians have been seeing the benefits of income tax reductions announced in the Action Plan on their pay stubs since April 2009.

√	Increased child benefits will start to flow in July, providing up to $436 per year for a family with two children, making raising children more affordable.

√	Tax relief for low- and middle-income seniors has been put in place, providing up to an additional $150 in annual tax savings, to help our seniors thrive in retirement.

√	The Government is collaborating with the provinces and territories to enhance the Working Income Tax Benefit, effective for 2009. This will further reduce the welfare wall by helping ensure that more low-income Canadians are financially better off as a result of getting a job.

√	Tax assistance of up to $1,350 in support of home renovations and improvements is helping stimulate the economy and encouraging investment in Canadian homes. The Canada Revenue Agency has received more than 700,000 enquiries about the Home Renovation Tax Credit through its website and by telephone.

√	The Economic Action Plan also helps small businesses, a vital part of the economy, to retain more of their earnings for reinvestment, expansion and job creation by increasing the amount of small business income eligible for the reduced federal income tax rate of 11 per cent to $500,000 in 2009 from $400,000 (saving small businesses up to $8,000 each for 2009 alone).

√	A two-year 100-per-cent capital cost allowance (CCA) rate for investments in computers will help businesses adopt newer technology at a faster pace.

√	The extension of the temporary 50-per-cent straight-line accelerated CCA rate to manufacturing or processing machinery and equipment acquired in 2010 and 2011 will help businesses in manufacturing and processing industries make necessary equipment purchases and position themselves for long-term success.

√	The one-year extension of the temporary 15-per-cent Mineral Exploration Tax Credit will support mineral exploration activity across Canada, helping to keep our mining industry growing.

“These tax changes will put money back in the pockets of Canadians, boosting confidence and encouraging spending, which is critical to the retail sector and Canada’s overall economic recovery.”
— Diane J. Brisebois, President and CEO,
Retail Council of Canada, January 28, 2009

Canada’s Economic Action Plan includes $6.2 billion over two years to stimulate the economy and support job creation by providing personal tax relief to Canadians, allowing Canadians to decide how best to spend their money.
Table 2.2
Reducing the Tax Burden for Canadians

	2008-09	2009-10	2010-11	Total
	(millions of dollars)
Personal income tax relief for all taxpayers	470	1,885	1,950	4,305
Increases to the National Child Benefit Supplement and the Canada Child Tax Benefit		230	310	540
Enhancing the Working Income Tax Benefit	145	580	580	1,305
Targeted relief for seniors	80	325	340	745

Total—Reducing the Tax Burden for Canadians	695	3,020	3,180	6,895

Notes: Totals may not add due to rounding. The Canada Child Tax Benefit and the National Child Benefit Supplement are considered expenditures for budgetary purposes and thus should not be included in calculations of total tax relief.
In addition to these personal income tax measures, the Action Plan also includes the following tax measures to help both individuals and businesses in this time of economic uncertainty (Table 2.3).

Table 2.3
Tax Measures to Support Housing and Business

	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Home Renovation Tax Credit	500	2,500		3,000
Increase in Home Buyers’ Plan withdrawal limit		15	15	30
First-Time Home Buyers’ Tax Credit	30	175	180	385
Tariff relief on machinery and equipment	12	76	81	169
Mineral Exploration Tax Credit for flow-through share investors		70	-15	55
Increase the income limit for the small business tax rate		45	80	125
Temporary 100-per-cent capital cost allowance rate for computers		340	355	695
Temporary accelerated capital cost allowance rate for manufacturing or processing machinery and equipment[1]

Total—Tax Measures to Support Housing and Business	542	3,221	696	4,459
Timing of Home Renovation Tax Credit	-500	500

Total stimulus value	42	3,721	696	4,459

Note: Totals may not add due to rounding.

[1]	Businesses will benefit from the extension of this measure, first introduced in the 2007 budget and extended in the 2008 budget, starting in 2011–12.
Reducing the Tax Burden for Canadians and Canadian Businesses
Tax reductions are an essential element of Canada’s Economic Action Plan. They support Canadian businesses and jobs in the short term by providing up-front stimulus, which helps individuals and businesses to weather the global recession, and also create a long-term advantage for sustained economic and employment growth. The Plan includes measures that will reduce the tax burden for Canadian families and businesses by more than $20 billion over 2008-09 and the following five fiscal years. It builds on early action to offset the economic downturn taken by this Government in the 2007 Economic Statement, which announced substantial permanent tax reductions. In total, actions taken by this Government since 2006 will reduce taxes by $220 billion over 2008-09 and the following five fiscal years.

Tax relief is providing immediate economic stimulus. The stimulus incentives of the temporary Home Renovation Tax Credit, for example, began to take effect the day after its announcement in January 2009, helping to sustain employment in the housing industry during the current economic slowdown. There has been considerable interest in the credit. The Canada Revenue Agency has received more than 700,000 enquiries about the Home Renovation Tax Credit through its website and by telephone, and many Canadian retailers have introduced complementary promotions and are actively promoting the credit.
Tax relief provides Canadians with more money to help ease the financial pressure during these challenging economic times. Canadians can now earn more before paying federal personal income tax, and earn more at higher levels before paying federal personal income tax at higher rates, as a result of the Economic Action Plan, resulting in significant savings. Since April 2009, many Canadians can already see the tax relief on their paycheques due to lower payroll deductions. The Plan also increases the amount families can earn before their child-related benefits are reduced, which will result in new child benefits for many Canadian families starting in July 2009. Important tax relief for low- and middle-income seniors has also been put in place.
Enhancements to the Working Income Tax Benefit (WITB) will further reduce the welfare wall by helping ensure that more low-income Canadians are financially better off as a result of getting a job. The WITB, in combination with other tax relief provided through the Economic Action Plan and previously by this Government, has substantially improved work incentives and the financial circumstances of many low- and modest-income Canadians.
Because many of the personal income tax measures are permanent, they will provide ongoing benefits and help set the stage for long-term economic and employment growth and higher living standards for Canadians.

Temporary tax relief for businesses is also providing immediate stimulus, encouraging new investment, growth and job creation in all regions of Canada.
•	The introduction of a temporary two-year 100-per-cent capital cost allowance (CCA) rate for computers acquired after January 27, 2009 and before February 1, 2011 will help businesses adopt newer technology at a faster pace.

•	The extension of the temporary 50-per-cent straight-line accelerated CCA rate to manufacturing or processing machinery and equipment acquired in 2010 and 2011 will assist manufacturing and processing industries restructuring and retooling to position themselves for long-term success.

•	The one-year extension of the temporary 15-per-cent Mineral Exploration Tax Credit from April 1, 2009 to March 31, 2010 will support mineral exploration activity across Canada.
In addition, the increase in the amount of small business income eligible for the reduced federal income tax rate of 11 per cent to $500,000 as of January 1, 2009 from $400,000 will further support the growth of small businesses and encourage reinvestment and job creation.
The permanent elimination of tariffs on a range of machinery and equipment will lower the costs of Canadian businesses that must import specialized equipment from overseas to modernize their operations.
A competitive business tax system that is responsive to changes in the economic environment is important to encourage new investment, growth and job creation in all regions of Canada. The tax relief introduced in Canada’s Economic Action Plan builds on broad-based corporate income tax reductions that will reduce the general corporate income tax rate from 22.12 per cent (including the corporate surtax) in 2007 to 15 per cent by 2012. The schedule of rate reductions will allow Canada to have the lowest statutory corporate income tax rate in the Group of Seven (G7) by 2012, and the lowest overall tax rate on new business investment (marginal effective tax rate or METR) in the G7 by 2010. In 2012, Canada will have a METR that is lower than the average METR for Organisation for Economic Co-operation and Development (OECD) countries (Chart 2.1).

Canada will soon have a tax rate on new business
investment that is the lowest in the G7 and below the OECD average
These broad-based corporate income tax reductions and other tax relief measures are building a solid foundation for future economic growth. At the same time, they are helping Canadian businesses to resist the effects of today’s global economic challenges and protecting jobs.
Improving the competitiveness of the Canadian tax system requires collaboration among all governments to help Canadian businesses compete globally as the economy recovers.

Provinces and territories have taken action to enhance Canada’s business tax advantage, building on actions taken at the federal level.
•	Several provinces are reducing their corporate income tax rates. Over the next few years, Ontario, British Columbia and New Brunswick will be reducing their corporate income tax rates to 10 per cent or below. Alberta is currently at 10 per cent. Together with the scheduled reductions in the federal general corporate income tax rate to 15 per cent by 2012, these provincial actions will help Canada move closer to the Government’s goal of a 25-per-cent combined federal-provincial statutory corporate income tax rate.

•	Harmonization of Ontario’s sales tax with the Goods and Services Tax (GST) under the Harmonized Sales Tax Framework will also reduce taxes on businesses, ensuring that they can thrive and generate jobs for Canadians.

•	All general provincial capital taxes will be eliminated by 2012. The Government of Canada has encouraged this action by introducing in Budget 2007 a temporary financial incentive to encourage provinces to eliminate their capital taxes. This action builds on the elimination of the federal capital tax in 2006.
Further reductions in provincial corporate income tax rates would do even more to improve the competitiveness of Canadian businesses across the country and further encourage investment and job creation.
Personal Tax Relief for Canadians
Canadians already have more money in their pockets as a result of many of the measures announced in the Economic Action Plan. Effective January 1, 2009, significant tax relief and economic stimulus were provided through an:
•	Increase in the basic personal amount and the top of the two lowest personal income tax brackets by 7.5 per cent above their 2008 levels. This allows Canadians to earn more income before paying federal income taxes or before being subject to higher tax rates.

•	Effective doubling of the tax relief provided by the Working Income Tax Benefit to encourage low-income Canadians to find and keep a job.

•	Increase in the Age Credit amount by $1,000. For low- and middle-income seniors, this means additional annual tax savings of up to $150.

In addition, the Economic Action Plan includes, effective July 1, 2009, an increase of the level at which the National Child Benefit Supplement for low-income families and the base benefit of the Canada Child Tax Benefit are phased out, providing a benefit of up to $436 for a family with two children.

Canada’s Economic Action Plan:
Tax Relief for Canadians
Personal Tax Relief for Canadians
Beverly earns $35,000 and is a single parent of two children. In total, her personal income taxes have been cut by three-quarters, or $1,216, and she receives an additional $436 in child benefits, making her $1,652 better off.

Canada’s Economic Action Plan:
Tax Relief for Canadians
Personal Tax Relief for Canadians
Bob and Emily have two children. Bob earns $45,000 and Emily earns $85,000. In total, their personal income taxes have been cut by 10 per cent, providing $1,938 in additional tax relief.
Tax relief for individuals and families is now largely committed, and Canadians are realizing its benefits through higher take-home pay.

To help Canadians now and provide stimulus right away, the Canada Revenue Agency has adjusted the 2009 Payroll Deductions Tables to reduce the amount of tax withheld on individuals’ paycheques. People paying by instalment, including many seniors, can adjust their payments to reflect the changes for the 2009 taxation year so that they can benefit from lower taxes now, rather than when they file their returns next year. Legislation implementing the reductions announced in the Action Plan received Royal Assent on March 12, 2009.

Canada’s Economic Action Plan:
Tax Relief for Canadians
Personal Tax Relief for Canadians
Matthew and Giuliana have two children, and Matthew’s income is $90,000. In total, their personal income taxes have been cut by 11 per cent, or $1,532, and they receive $76 in additional child benefits, making them $1,608 better off.

Enhancing the Working Income Tax Benefit (WITB) offers an important means to strengthen work incentives for low-income Canadians. The Government expects that low-income working Canadians will receive benefits from the enhanced WITB when they file their 2009 tax returns. In recognition of the role played by provinces and territories in providing income support, the Government is using the interim period to consult on whether jurisdiction-specific changes could be made to improve its alignment with provincial and territorial income-tested benefit programs. The final design of the enhanced WITB will be tabled in Parliament following the consultations.

A Strong Record of Tax Relief for Individuals and Families
Since coming to office in 2006, the Government has taken actions that will reduce taxes on individuals and families by an estimated $160 billion over 2008-09 and the following five fiscal years. This includes $20 billion of tax relief announced under the Economic Action Plan, and earlier actions to offset the economic downturn announced in the 2007 Economic Statement, which provided substantial permanent tax reductions.
Canadians at all income levels are benefiting from this tax relief with proportionately greater savings for those with lower incomes. The Government’s commitment to tax relief is also paying off in the form of greater opportunity and choice for people. For example:
•	All Canadians—even those who do not earn enough to pay personal income tax—are benefiting from the 2-percentage-point reduction in the GST rate. Maintaining the GST credit level while reducing the GST rate by 2 percentage points translates into more than $1.1 billion in benefits annually for low-and modest-income Canadians.

A Strong Record of Tax Relief for Individuals and Families (cont’d)
•	All taxpayers are benefiting from personal income tax relief, which includes reducing the lowest personal income tax rate to 15 per cent from 16 per cent and increasing the basic amount that all Canadians can earn without paying federal income tax.
•	The Working Income Tax Benefit is strengthening work incentives for low-income Canadians already in the workforce and encouraging low-income Canadians to enter the workforce.
•	The new Tax-Free Savings Account is improving incentives to save through a flexible, registered general-purpose account that allows Canadians to earn tax-free investment income while saving for their individual needs such as for a car, a home or retirement.
The Government has also introduced measures targeted to help families, students, seniors and pensioners, workers, persons with disabilities, and communities. Examples of such measures include:
•	A Child Tax Credit in recognition of the expenses associated with raising children.
•	Exempting scholarship and bursary income from tax.
•	The introduction of pension income splitting, the doubling of the pension income credit and two $1,000 increases to the Age Credit amount to provide substantial tax savings to seniors and pensioners.
•	The Canada Employment Credit, which recognizes work-related expenditures such as home computers, uniforms and supplies.
•	The Registered Disability Savings Plan, which will contribute to the financial security and well-being of children with severe disabilities.
•	A tax credit for public transit passes.

Table 2.4
Reducing the Tax Burden for Canadians

	2009-10
	Stimulus		Funding	Funding
	Value		Committed	to Flow/
	(millions	Authorities	(millions	Benefits
	of dollars)	in Place	of dollars)	Available

Personal income tax relief for all taxpayers	1,885	Yes	1,885	April
Increases to the National Child Benefit Supplement and Canada Child Tax Benefit	230	Yes	230	July
Enhancing the Working Income Tax Benefit	580	Budget 2009	—	2009 tax filing
Targeted relief for seniors	325	Yes	325	April

Total	3,020		2,440

Highlights
The Economic Action Plan is supporting Canadian workers who have lost their jobs or may face layoffs. The Government’s investment in Employment Insurance (EI) benefits is expected to rise by $5.5 billion this year. Actions taken to strengthen benefits to date include:
✓	Providing up to an additional $2,235 in EI benefits by increasing entitlements by up to 5 extra weeks and increasing the maximum benefit duration to 50 weeks.

✓	Extending work-sharing agreements by 14 weeks to a maximum of one year to avoid layoffs, protect jobs and keep more Canadians working.

✓	Providing EI benefits through the Career Transition Assistance initiative for up to two years for long-tenured workers to encourage their participation in longer-term training and to allow workers who invest all or some of their severance in training to access EI sooner.

✓	Extending the Wage Earner Protection Program to cover severance and termination pay owed to eligible workers impacted by their employers’ bankruptcy.
Actions are also being taken to enhance the availability of training, including:
✓	Funds for enhanced training, available to all Canadians who need it, are starting to flow. The funds provide more training under EI and more training to support the needs of individuals who do not qualify for EI training, such as self-employed Canadians or those returning to work after taking many years off to raise their families.
✓	$55 million to help young Canadians find summer jobs. In these tough economic times, our young people must find meaningful employment.
✓	Additional support for older workers in a larger number of affected communities through the Targeted Initiative for Older Workers.

✓	The $2,000 Apprenticeship Completion Grant will be available by early July for those who have completed their training this year.
✓	In keeping with the First Ministers’ commitment, governments are developing a national foreign credential recognition framework this year.
✓	One Aboriginal Skills and Employment Partnership initiative is already underway and four are ready to be launched.
✓	The Aboriginal Skills and Training Strategic Investment Fund will begin to provide support for projects beginning in September.
Maintaining Low Employment Insurance Premium Rates
✓	Freezing EI premium rates at $1.73 per $100 until 2010— their lowest level since 1982—will provide an additional $10.5-billion stimulus, saving businesses and employees money.

Losing a job can be one of the most traumatic events in a person’s life, affecting that person and his or her family. That’s why Canada’s Economic Action Plan includes $6.3 billion over two years to support workers affected by the global slowdown and creates opportunities for workers through skills development.
In addition, as unemployment has risen, more Canadians are accessing EI benefits. Total EI support is now expected to be $5.5 billion higher this year.
Table 2.5
Helping the Unemployed

	2009-10	2010-11	Total
	(millions of dollars)
Strengthening benefits for Canadian workers	950	950	1,900
Enhancing the availability of training	940	965	1,905
Maintaining low Employment Insurance premium rates	818	1,631	2,449

Total — Helping the Unemployed	2,708	3,546	6,254

Note: Totals may not add due to rounding.

Introduction
The global recession has clearly hurt the Canadian economy and has had a major impact on those Canadians who have lost or are worried about losing their jobs. Employment in Canada has fallen by over 360,000 or 2.1 per cent since the recession began in 2008—with job losses concentrated in the manufacturing and construction sectors. Nevertheless, Canada has fared much better than the U.S. Since the beginning of the U.S. recession in January 2008, job losses have been proportionally twice as large as in Canada, with a record of 6.0 million jobs lost or a 4.3-per-cent decline (Chart 2.6). While the unemployment rate rose to 8.4-per-cent in Canada in May, the Canadian unemployment rate remains significantly below that of the U.S., currently at 9.4 per cent, its highest level in more than 25 years.

Canada entered recession later than the U.S.
and job losses have been fewer

The better performance of Canadian labour markets also reflects policy actions taken by this Government, starting with measures taken in the October 2007 Economic Statement. The Economic Statement introduced historic tax cuts to support economic growth just before the U.S. economy entered into recession.
As the global recession intensified in November 2008, G20 leaders agreed to take coordinated policy actions to restore global growth. Canada fulfilled its commitment two months later by releasing its Economic Action Plan. The Plan aims to support the recovery by preserving and creating jobs in the Canadian economy.
The EI program has responded rapidly to these changing labour market conditions as it is designed to do. The Variable Entrance Requirement automatically makes it easier to qualify and extends the duration of EI benefits as unemployment rises. This year, the Government will invest $5.5 billion more in EI benefits than last year.

The Employment Insurance Program Is Responding —
Especially for Those Regions Most in Need
In Windsor, Ontario, where the unemployment rate rose to 13.4 per cent in May 2009 from 10.2 per cent in October 2008, the number of working hours required to receive El benefits has fallen by 105—from 525 to 420 hours.
The minimum benefit duration rose to 31 weeks from 21, which includes the extra 5 weeks of benefits provided by the Action Plan.
At the same time, the maximum benefit period increased to 50 weeks from 42 including the extra 5 weeks of benefits provided by the Action Plan.
This flexibility is providing Canadians in all regions affected by the economic downturn with increased access to EI benefits and longer benefit periods when required. Between October 2008 and June 2009, more than 85 per cent of Canadian workers had easier access to EI benefits and for longer periods of time.

In the hardest-hit regions in Ontario, British Columbia and Alberta, 20 of 27 regions have seen their eligibility requirements decrease by between 70 and 175 hours. In Ontario, 9 of the 17 regions saw major increases in their duration of benefits (11 to 14 weeks), while in British Columbia, 5 out of 6 regions saw significant increases in their duration of benefits (7 to 12 weeks). In Alberta, all 4 regions also saw significant increases in their duration of benefits (7 to 9 weeks).
Further, regular benefits paid in Ontario during the first four months of the year have increased 68 per cent over the same period of one year ago. Benefits paid have increased by 103 per cent in Alberta and by 85 per cent in British Columbia—showing the responsiveness of the program. This compares to an increase of 21 per cent in the rest of Canada.
Canadians Are Getting the Support They Need
The Government already provided over $60 million to ensure that EI benefits continue to be delivered quickly. More staff are available to process claims and more call centre agents are answering the questions of Canadians. Hours of operation in the EI call centres have been extended by two hours, and Saturday service has been introduced. The EI pages on the Service Canada website are now more user-friendly, and include information on all new measures.
The Government is joining with Ontario to create a Joint Rapid Response Action Plan to meet the needs of workers, employers and communities affected by mass layoffs. Rapid response teams ensure that all affected employees are aware of benefits and support measures that are available to them, and help streamline the application process.
Since January 1, 2009, approximately 77 per cent of Canadians submitting new claims received their first cheques within 28 days. Within the next three months, additional staff will be hired and trained to help more Canadians receive their first cheques as quickly and efficiently as possible. The Government is taking every step to ensure Canadians receive their EI benefits as quickly and effectively as possible.

“The government has recently taken welcome steps to increase the speed with which the jobless who are entitled to benefits start receiving their cheques, by investing $60 million to increasing the number of workers processing the claims.”
— Canadian Centre for Policy Alternatives, April 29, 2009

Access to EI has been made easier and benefits enhanced in regions of the country most affected by the global recession

Strengthening Benefits for Canadian Workers
The Economic Action Plan took quick and decisive action to support workers and families hardest hit by the global recession and resulting job losses. In doing so, it responded to an immediate challenge with a long-term strategy. Measures in the Plan will not only help Canadians through the current difficulties, they will also support them in developing the skills needed to take advantage of new opportunities once the economy recovers. This comprehensive approach is the cornerstone of the Canada Skills and Transition Strategy. The first element of the strategy focuses on providing significantly enhanced EI benefits.

Canada’s Economic Action Plan:
Helping the Unemployed
Strengthening Benefits
•	Up to an extra five weeks of El benefits ($1.15 billion)

•	Extended benefits for long-tenured workers on training ($500 million)

•	Enhanced work-sharing ($200 million)

•	Wage earner protection ($50 million)
Employment Insurance Rates
•	Freezing Employment Insurance premium rates at $1.73 for 2010
Enhancing Availability of Training
•	Enhanced Employment Insurance training programs ($1 billion)

•	Strategic Training and Transition Fund ($500 million)

•	Youth employment ($55 million)

•	Targeted Initiative for Older Workers ($60 million)

•	Apprenticeship Completion Grant ($80 million)

•	Foreign credential recognition ($50 million)

•	Aboriginal Skills and Employment Partnerships ($100 million)

•	Aboriginal skills and training ($75 million)
Investing More in El Benefits
•	El benefits are expected to rise by $5.5 billion this year

Extra Five Weeks of EI Regular Benefits: Canadian workers are now able to receive up to an extra five weeks of EI regular benefits. As of May 24, 2009, more than 155,000 unemployed Canadian workers had received additional benefits. An extra five weeks of benefits represents up to an additional $2,235 in EI benefits for an unemployed worker, making it easier to support their family while looking for a new job.

“The move to provide the [five week] benefit extension passes the test of getting more money into the hands of the unemployed and, in our view, marked a good compromise between providing short-term financial assistance to unemployed and cost.”
—TD Bank, Is Canada’s Employment Insurance
Program Adequate?, April 30, 2009
Work-Sharing Flexibility: The innovative work-sharing program is helping to preserve jobs that otherwise might have been lost. It is providing support in record numbers to thousands of businesses and their employees by allowing them to continue working a reduced work week, while they receive EI benefits for the days they do not work. Since the Action Plan initiative took effect in February, the number of job-sharing agreements has risen significantly. The number of Canadians benefiting from work-sharing arrangements are up more than fourfold since January to about 120,000 in May.

“THANK YOU SO MUCH for all of your work and commitment to change the Work Share Program. It turned out to be more than just a “home run”, it was a GRAND SLAM 11 In addition to Dunkley Inc., the Interior forest industry companies that I have spoken to, along with the Steelworkers union, are thrilled at the outcome of the Government’s changes to Work Share. I don’t think in our wildest dreams that we anticipated such a simple, straightforward and encompassing revision to the program would occur.”
— Blair Mayes, General Manager, Dunkley Lumber Ltd.

Canada’s Economic Action Plan:
Strengthening Benefits
Protecting Jobs Through Work-Sharing
•	The Economic Action Plan introduced changes to the work-sharing program that provide more flexibility for those applying, extends the maximum duration of work-sharing agreements by an additional 14 weeks and allows current work-sharing agreement holders to renew without a waiting period.

•	One of the work-sharing agreements is with Michelin in Waterville, N.S. Michelin’s Waterville facility—which primarily manufactures truck, earthmover and military tires—has been in operation since March 1982.

•	At this Michelin plant, approximately 550 workers are participating in the work-sharing program. Under their agreement, Michelin workers will collect El benefits one day per week and will work the other four days.

The number of Canadian workers benefiting
from work-sharing has increased more than
fourfold since the beginning of the year

Wage Earner Protection Program (WEPP): The WEPP’s extended benefits took effect on January 27, 2009. Eligible workers are now provided guaranteed and timely payment of wages, severance, and termination and vacation pay owed if their employer becomes bankrupt and does not pay. As of April 30, 2009, 3,264 applications have been made under the WEPP since the budget announcement, and $1.7 million has already been paid.
Support for Long-Tenured Workers: Many Canadians who have worked for years, paying into EI, but who have collected very little EI, are now losing their jobs, especially in the manufacturing and forestry industries. To ensure these workers have support to retrain for a new job, possibly in an entirely different industry, their EI benefits will be extended up to a maximum duration of two years while they participate in longer-term training through the Career Transition Assistance initiative. In addition, workers who use their severance package to pay for training will have earlier access to EI benefits. In total, these measures are expected to benefit an estimated 40,000 Canadians. These extended benefits will be available for long-tenured workers beginning in the summer of 2009. Those unemployed Canadians who may benefit from these measures are being notified by Service Canada.

Canada’s Economic Action Plan:
Enhancing the Availability of Training
Support for Long-Tenured Workers Through
Career Transition Assistance
•	David has held the same job at a manufacturing plant for 20 years. The plant has recently closed, and David is now collecting El benefits. Because of his years of work and limited use of El over the years, David qualifies as a long-tenured worker and could be eligible for extended El regular benefits should he want to go on longer-term training.

•	After working with his local employment services provider, David agrees to upgrade his skills and undertake training. Under the Career Transition Assistance initiative, his El regular benefits will be extended while he is on training, up to a maximum of 104 weeks. This extension includes up to 12 weeks of El regular benefits immediately after the end of his training to help with his job search.

•	This extended support will help David finish his training and be in a good position to find a new job.

Enhancing the Availability of Training
Investing in training is one of the very best measures to ensure Canadian workers can get jobs. When Canadians lose their jobs, the Government wants to help them get back into the workforce as soon as possible. Over the long run, the Government wants to ensure that Canadians are ready for the economy of the future.
The Government funds a wide range of training benefits and other labour market supports to help Canadians prepare for and find new employment, whether they are eligible for EI or not. This assistance includes skills development and training, self-employment assistance, targeted wage subsidies, counselling, and job search assistance. Canada’s Economic Action Plan strengthened these objectives by providing additional resources focusing on retraining people so they have the skills they need to get good jobs in the growth industries of the 21st century, such as information and communications technology, biotechnology, energy and environmental technology. To help those workers hardest hit by the economic downturn, the Action Plan is investing over $1.5 billion in provincial and territorial programs. About 150,000 workers across the country will benefit from training.
This is good news for the laid-off auto worker in Oshawa who started looking for a job and needs new skills after 20 years on the assembly line. It is good news for the 45-year-old forestry worker in New Brunswick who lost his job when the sawmill closed down. It is good news for the young woman graduating from high school in Montréal who hopes for a career in Web design, but cannot afford the tuition. And it is good news for the single mother in British Columbia who wants to get back into the workforce and support her family by learning a trade.
The Labour Market Agreements and Labour Market Development Agreements give the provinces and territories the flexibility to address their particular circumstances. The provinces and territories can decide how to invest this federal support, such as: supporting transition for workers, creating opportunities for employment, helping communities gain self-reliance, or supporting skills training, including workplace-based training. These agreements will help workers cope with the challenges.

Canada’s Economic Action Plan:
Enhancing the Availability of Training
Helping Canadians Return to Work
•	Suzanne recently lost her job as an auto worker in Oshawa where she had worked on the assembly line for 20 years.

•	Suzanne is receiving El benefits and wants to upgrade her skills so that she can move to the health care field.

•	Working with her case manager, she has developed a Return to Work Action Plan that includes a one-year program to become a personal support worker. Suzanne will receive financial assistance for the program costs, and continue to receive El benefits.

•	Once she has finished the program, Suzanne will receive help to develop an effective resumé, as well as job search assistance.
Enhanced EI Training Programs: For workers within the EI program, there will be more training opportunities provided to help them develop new skills and return to work. Agreements to deliver this additional training have now been signed with nine provinces and funds are starting to flow. Agreements with the remaining province and the territories are expected in the near future.
With all provinces and territories participating, the additional funding is expected to provide help for up to 100,000 more EI clients over the next two years.

“The investments in worker training through El, the extension of the El work-sharing program and support to communities that have been affected by the economic downturn, are welcome initiatives that will help more Canadians keep their jobs and employers hold onto talented workers.”
— Avrim Lazar, President and CEO of the Forest Products
Association of Canada, January 27, 2009

Strategic Training and Transition Fund: Working cooperatively and with shared objectives, the Government already provides direct funding to provinces and territories to deliver skills and employment training tailored to the needs of their residents who do not qualify for EI. These programs include literacy and basic skills upgrading, wage subsidies and earnings supplements, skills enhancement and training, on-the-job training and workplace-based skills upgrading, and employment counselling. Examples of current programs that federal funding is supporting include Ontario’s Second Career Strategy, British Columbia’s SkillsPlus, Quebec’s Pacte pour l’emploi, and New Brunswick’s Workforce Expansion Program.
The Economic Action Plan provides even more support for the training and employment needs of those individuals not covered by EI. Funding agreements have now been signed with nine provinces, and money is starting to flow. Provinces and territories will report quarterly on the number of Canadians helped and the activities that were supported with the funding. Agreements with the remaining province and the territories are expected in the near future.
With all provinces and territories participating, the additional funding is expected to benefit 50,000 more people over the next two years.
Supporting Youth: Young Canadians are particularly affected by rising unemployment. The Action Plan provides additional funding for the Canada Summer Jobs Program so that more employers in the not-for-profit sector can hire summer students. These jobs will provide students with valuable work experience, while also helping them earn money to pay for their education. With the additional funding, the Canada Summer Jobs Program is expected to support the creation of more than 39,000 jobs for students.
In addition, agreements are being finalized with the YMCA and YWCA to implement the new YMCA and YWCA Grant, which will support the creation of internships for Canadian youth in not-for-profit and community services organizations, with a focus on environmental projects.

Targeted Initiative for Older Workers (TIOW): Older workers in a larger number of affected communities are being provided with additional support through the TIOW. The TIOW is a federal-provincial-territorial employment program that helps older workers in vulnerable communities by providing a range of employment activities tailored to their specific needs to help them remain active in the labour force. These activities can include prior learning assessment, skills upgrading, and experience in new fields of work. Under the Action Plan, the scope of the TIOW has also been expanded to include vulnerable cities with populations of less than 250,000. Arrangements are in place with Quebec, Nova Scotia, Saskatchewan, Yukon, Northwest Territories, Prince Edward Island, New Brunswick, British Columbia and Newfoundland and Labrador. Agreements are being finalized with Ontario, Manitoba and Nunavut.

Canada’s Economic Action Plan:
Enhancing the Availability of Training
Targeted Initiative for Older Workers
•	Horton Ventures in British Columbia is helping former workers from the forestry industry in the Cariboo Region return to employment, while the College of the North Atlantic is running a project to help the transition of older workers in the Burin Peninsula to new jobs.

•	Under the Action Plan, the scope of the initiative has also been expanded to include vulnerable cities with populations of less than 250,000.
$2,000 Apprenticeship Completion Grant: Changing demographics mean that the current shortages of skilled labour in certain parts of the country are expected to continue and expand once the economy begins recovering. The Apprenticeship Completion Grant provides an additional incentive for young Canadians to finish their training and launch rewarding careers in the skilled trades. The $2,000 Apprenticeship Completion Grant will be available by early July for those who have completed their training in 2009. An estimated 20,000 apprentices are expected to take advantage of the grant this year.

Foreign Credential Recognition: Achieving Canada’s economic potential requires that immigrants and newcomers to Canada have the opportunity to use their skills to the fullest. Many newcomers, however, have difficulty finding work that best suits their education and qualifications—in part because their qualifications are not always recognized in Canada. To help solve this problem, the Government is working this year with provinces and territories to develop a common framework to recognize foreign credentials.
Aboriginal Skills and Employment Partnerships (ASEP): ASEP fosters partnerships with provincial and territorial governments, Aboriginal organizations and the private sector to help Aboriginal Canadians receive valuable skills and employment training. Five new ASEP projects have been identified. These projects will commence in the summer of 2009 (see box). A call for new proposals was launched in April. These applications will be assessed and approved in the fall.
Aboriginal Skills and Training Strategic Investment Fund: This fund supports short-term, focused initiatives designed to help Aboriginal Canadians receive the specific training they require to benefit from employment opportunities, including those generated by the stimulus package. The application process for the fund was launched on May 4, 2009, and proposals are now being received from Aboriginal groups. There are three types of projects: training-to-employment projects, short-term skills development projects, and service improvement projects. Projects that meet eligibility criteria will be announced beginning in September.

Canada’s Economic Action Plan:
Enhancing the Availability of Training
Successful Partnerships for Aboriginal Skills
and Employment
•	The Saskatoon Bridges and Foundations Career Development Corporation, launched in May, will provide a continuum of interventions to 600 participants. The interventions include literacy and essential skills and trades training-to-employment. This will result in long-term employment for at least 400 Aboriginal people in the construction industry.

•	The B.C. Aboriginal Minerals and Mining Training and Employment Partnership will provide up to 220 Aboriginal men, women and youth in the British Columbia regions of Dease Lake and Kamloops with the training, certification and job placement support required to take advantage of 148 long-term, sustainable jobs in the mineral exploration and mining sectors, and related economic opportunities.

•	The Nunavut Kivalliq Regional Mine Training Society will provide up to 540 Inuit men, women and youth with the training, certification and job placement support required to take advantage of 280 long-term, sustainable jobs in the mining sector and jobs arising from spinoff economic activity.

•	The Northwest Territories Building Aboriginal Futures Society will provide up to 592 Inuit and Aboriginal men, women and youth with the training, certification and job placement support required to take advantage of 338 long-term sustainable jobs in the construction sector and jobs arising from spinoff economic activity.

•	The Northwest Territories Dehcho First Nations Aboriginal Skills and Employment Partnership Society will provide up to 438 Aboriginal men, women and youth with the training, certification and job placement support required to take advantage of 98 long-term, sustainable jobs in construction, oil and gas, and jobs arising from other resource sectors.

Maintaining Low Employment Insurance Premium Rates
The EI program provides needed support to those who have lost their jobs. During harder economic times, EI pays more benefits to more people, increasing the cost of the program. Under normal circumstances, this would result in higher premium rates at a great cost to Canadians.
To leave more money in the hands of employers and employees, the Government has frozen EI premium rates for 2010 at $1.73, the same rate as 2009, and the lowest rate since 1982. This represents a projected relief of $10.5 billion over 2009 and 2010 for Canadian workers and their employers.

Freezing EI rates to leave more money in the hands
of employers and employees

“But in terms of small business and consumers, it’s more money out of pockets and less for job creation. That is why we found the measure in the recent federal budget to freeze Employment Insurance (El) rates the right thing to do.”
— Garth Whyte, National Post, March 2, 2009
Table 2.6
Helping the Unemployed

	2009–10
	Stimulus		Funding	Funding
	Value		Committed	to Flow/
	(millions	Authorities	(millions	Benefits
	of dollars)	in Place	of dollars)	Available

Strengthening Benefits for Canadian Workers
An extra five weeks of El benefits	575	Yes	575	April
El—long-tenured workers	250	Yes	250	June
El—work-sharing	100	Yes	100	March
Wage Earner Protection Program	25	Yes	25	March
Enhancing the Availability of Training
El training programs	500	Yes	484	June
Strategic Training and Transition Fund	250	Yes	238	June
Canada Summer Jobs Program	10	Yes	10	June
Federal public service student employment program	10	Yes	10	May
YMCA-YWCA	15	Yes	—	June
Targeted Initiative for Older Workers	20	Yes	—	June
Apprenticeship Completion Grant	40	Yes	40	July
Foreign Credential Recognition program	25	Yes	—	September
Aboriginal Skills and Employment Partnership	20	Yes	3	June
Aboriginal Skills and Training Strategic Investment Fund	25	Yes	—	August
Aboriginal Human Resources Development Strategy	25	Yes	25	June/July
Keeping Employment Insurance rates frozen for 2010	818	Yes	818	January 2010

Total	2,708		2,578

Highlights
Building Infrastructure
✓	Close to $2 billion in federal funding has been announced for 54 major infrastructure projects since January 2009 under the Building Canada Fund. Examples include the Evergreen Line in Vancouver, Telus World of Science in Calgary, the Sheppard Rapid Transit Line in Toronto and the Desjardins water treatment facility in Lévis, Quebec.

✓	$1 billion in federal funding has been approved for 971 projects in smaller communities under 100,000 people since January 2009.

✓	Regulatory and approval processes for infrastructure projects have been streamlined.

✓	Federal funding totalling over $2.6 billion is committed from the Infrastructure Stimulus Fund. Funding has been committed to more than 1,500 projects, including a new bridge across the Capilano River in Vancouver, repair of water and sewer mains in Quebec, and a runway extension at Deer Lake Airport in Newfoundland and Labrador.

✓	Since the launch of Canada’s Economic Action Plan, the Government of Canada has transferred $430 million under the Provincial/Territorial Base Fund to construction projects.

✓	The Government of Canada is contributing up to $71 million from the new Green Infrastructure Fund towards Yukon’s Mayo B hydro and Carmacks-Stewart transmission project. The project will enhance Yukon’s electricity supply and reduce emissions of greenhouse gases.

✓	Infrastructure projects are getting underway in Birch Narrows First Nation and Peter Ballantyne First Nation in Saskatchewan, and Pinaymootang First Nation in Manitoba.

✓	Federal bridge construction projects have started, with work underway on the $212-million Champlain Bridge project in Montréal.

Stimulating Housing Construction
✓	The Government is implementing a temporary Home Renovation Tax Credit that provides up to $1,350 in tax relief and reduces the cost of renovations for an estimated 4.6 million Canadian families, encouraging investment in Canadian homes.

✓	The Government is providing first-time home buyers with additional access to their Registered Retirement Savings Plan savings by increasing the Home Buyers’ Plan withdrawal limit to $25,000 from $20,000, making it more affordable to purchase a home.

✓	The Government is assisting first-time home buyers by providing up to $750 in tax relief to help with the purchase of a first home.

✓	Agreements have been reached with all but one of the provinces and territories to provide over $2 billion for social housing construction, renovation and retrofits across Canada. This will help stimulate construction and provides much-needed social housing units.

✓	400 new social housing units will be built in Nova Scotia and 1,000 new housing units for seniors and people with disabilities will be built in British Columbia.

✓	First Nations are putting forward ready-to-go social housing construction or renovation projects. Construction will begin during the summer.

✓	$2 billion in low-cost loans is available for municipalities to undertake housing-related infrastructure projects. Canada Mortgage and Housing Corporation is currently undertaking evaluation and approval of applications.

Investing in infrastructure helps create and preserve jobs. For every dollar invested, the economy receives a boost of $1.60, generating new economic activity that puts people to work. For this reason, Canada’s Economic Action Plan provides up to $16.5 billion over two years to modernize a broad range of infrastructure including our roads, bridges, public transit, parks and water treatment facilities, and to support home ownership, help stimulate the housing sector and improve housing across Canada. These investments will create jobs across Canada and will contribute to higher productivity and a better quality of life for Canadians as we emerge from the economic downturn.
Table 2.7
Building Infrastructure to Create Jobs

	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Building Infrastructure
Investments in provincial, territorial and municipal Infrastructure
Accelerated payments under the Provincial/Territorial Base Funding Initiative		495	495	990
Infrastructure Stimulus Fund		2,000	2,000	4,000
Additional funding for community projects		250	250	500
Green Infrastructure Fund		200	200	400
National recreational trails		25		25
Recreational Infrastructure Canada		250	250	500
Investments in First Nations infrastructure		260	255	515
Investments in federal infrastructure projects		462	254	716

Subtotal—Building Infrastructure		3,942	3,704	7,646
Stimulating Housing Construction
Support for home ownership and the housing industry	530	2,840	345	3,715
Investments in social housing for Canadians		1,025	1,050	2,075
Subtotal—Stimulating Housing Construction	530	3,865	1,395	5,790

Total—Building Infrastructure to Create Jobs	530	7,807	5,099	13,436
Total stimulus value	30	9,803	6,649	16,482
With provincial contributions		13,893	10,764	24,657

Notes: Totals may not add due to rounding. The stimulus value reflects projected cash expenditures. The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

Building Infrastructure
Infrastructure investments stimulate the economy by creating jobs in the construction and manufacturing sectors—the sectors hit hardest by the current recession—and generate considerable spinoff activity in the rest of the economy. Canada needs modern infrastructure to support healthy, sustainable communities and a strong economy. However, much of Canada’s infrastructure was built decades ago, and needs upgrading or replacement to maintain the vibrancy of Canadian communities and so that Canada can continue to compete effectively in the global economy.
That is why the Government of Canada in 2007 made an historic infrastructure investment of $33 billion under the Building Canada plan.
Table 2.8
$33-Billion Building Canada Plan: Major Initiatives—2007–2014

Municipal GST rebate ($5.8 billion)	100-per-cent rebate of the GST paid by municipalities providing flexible funding to address their highest priorities.

Gas Tax Fund ($11.8 billion)	Budget 2007 extended the Gas Tax Fund (GTF) from 2010 to 2014 at $2 billion per year. The GTF supports environmentally sustainable municipal infrastructure that contributes to cleaner air, cleaner water and reduced greenhouse gas emissions.

Building Canada Fund ($8.8 billion)	Focuses on projects that deliver economic, environmental and social benefits to all Canadians. The Fund operates through two components: (1) Major Infrastructure Component—targets larger, strategic projects of national and regional significance; and (2) Communities Component—focused on projects in communities with a population of less than 100,000.

Public-Private Partnerships Fund ($1.25 billion)	To support innovative projects that provide an alternative to traditional government infrastructure procurement.

Gateways and Border Crossings Fund ($2.1 billion)	To facilitate the development of strategic trade corridors linking to international gateways.

Asia-Pacific Gateway and Corridor Initiative ($1 billion)	To facilitate the development of the Asia-Pacific gateway and corridor.

Provincial/Territorial Base Funding Initiative ($2.275 billion)	$25 million annually to each province and territory over seven years, for a total of $175 million. Supports categories under the Building Canada Fund, as well as non-core National Highway System infrastructure.

To accelerate the achievement of the objectives of the Building Canada plan, and create or preserve more jobs during the economic downturn, Canada’s Economic Action Plan allocates close to $12 billion in infrastructure funding over this and the next year. This will ensure that Canada emerges from the economic downturn with a more modern, safer and greener infrastructure.
Federal investments are augmented by contributions from provinces, municipalities and others, such as colleges and universities. Investments are focused on four kinds of infrastructure projects:
•	Provincial, Territorial and Municipal Infrastructure: Short-term projects aimed at renewing public infrastructure, including road and sewer upgrades, as well as green infrastructure that contributes to cleaner air, land and water.

•	First Nations Infrastructure: Construction and renewal of schools, improved access to safe drinking water, and health care and policing infrastructure in Aboriginal communities.

•	Federal Infrastructure: Rail, bridge and highway infrastructure, refurbished harbours for small craft and more efficient border crossings, all of which can create jobs quickly.

•	Knowledge Infrastructure: Modernizing universities and colleges, building world-class research infrastructure, expanding health information systems and improving broadband services in rural Canada. Information on knowledge infrastructure is provided in the section entitled “Creating the Economy of Tomorrow.”
Since the launch of Canada’s Economic Action Plan, the Government of Canada has taken swift action to accelerate and increase investments in public infrastructure.
Investments in Provincial, Territorial and Municipal Infrastructure Projects
Safe highways, bridges and local roads, and modern public transit and water systems contribute to a higher quality of life for Canadians. This public infrastructure is largely managed by provinces, territories and municipalities across the country. The historic $33-billion Building Canada plan is helping to improve the nation’s critical infrastructure. Each billion dollars in infrastructure investment generates $1.6 billion in economic activity and creates almost 10,000 jobs over time, with significant impacts felt almost immediately. Estimates by the Department of Finance and the Federation of Canadian Municipalities suggest that the $12-billion investment in infrastructure will generate between 120,000 and 132,000 jobs. Canada’s Economic Action Plan is taking action to speed up spending from the Building Canada plan—initially announced as a long-term seven-year plan—by fast-tracking priority projects and streamlining decisions and approvals for all infrastructure projects.

The Economic Action Plan also builds on these investments by allowing for accelerated access to Provincial/Territorial Base Funding, launching a new Infrastructure Stimulus Fund to support construction-ready projects in all regions, topping up support to the Communities Component of the Building Canada Fund, and introducing a Green Infrastructure Fund. These initiatives are putting shovels in the ground, creating jobs and helping to kick-start the economy. From coast to coast, in every province and territory, agreements are being negotiated and concluded, and regulatory processes are being streamlined to ensure projects are started quickly.

Protecting and Creating Jobs:
Examples
Highway 1 in British Columbia: The Donald Bridge and overhead replacement project will see the construction of two new four-lane bridges, along with the twinning of 3.5 km of the Trans-Canada Highway in the Southern Interior of British Columbia. The Government of Canada is contributing approximately $30 million towards the total project cost of $63 million that will improve the safety and efficiency on this stretch of Canada’s principle east-west highway. The Province of British Columbia estimates that this strategic investment will generate up to 600 direct and indirect jobs.
Telus World of Science in Calgary is receiving $40 million in federal funding to generate a variety of economic spinoffs. Located centrally on a 15-acre site in the middle of the City of Calgary close to two major road thoroughfares and the light rail transit system, the science centre will embody the principles of sustainability and green technologies. Telus World expects to provide employment to over 250 people from a wide diversity of skills and trades.
GO Transit in Ontario is receiving $250 million in federal funding to contribute to better public transit and a cleaner and sustainable environment. GO Transit estimates that this will generate nearly 5,000 jobs in the provincial economy.
Yukon Energy will receive $71 million from the Green Infrastructure Fund to connect Yukon’s two existing hydro grids and to add a second generating station at the Mayo B hydro generating facility. In addition to new and secure sources of clean energy, Yukon Energy projects that this initiative will create approximately 350 new jobs to enhance the economy of Canada’s North.

Accelerating Building Canada Fund Projects
The $8.8-billion Building Canada Fund is supporting large and small infrastructure projects across Canada. Expediting priority projects under the Fund will enable Canadians to benefit from a more modern infrastructure sooner, and provides important stimulus to the economy. Since January 2009, significant progress has been made on accelerating large strategic projects of national and regional significance under the Major Infrastructure Component of the Building Canada Fund:
•	More than $11.7 million in federal dollars for the Desjardins water treatment facility in Lévis, Quebec.

•	$45.2 million in federal funding to support 15 highway projects and local roads across the province of Newfoundland and Labrador.

•	$350 million for British Columbia to construct the Evergreen Line — a new 11-kilometre rapid transit line from Burnaby to Coquitlam.

•	$40 million in federal funding for Telus World of Science in Calgary.

•	$550 million to improve service and reliability of GO Transit in Ontario and build the Sheppard Rapid Transit Line in Toronto.
In total, almost $2 billion in funding under the Major Infrastructure Component of the Building Canada Fund has been committed to 54 projects since January 2009.
Accelerating Approval Processes
The Government’s priority is to get federal infrastructure spending out into the economy. In order to accelerate our spending commitments with provinces and territories, the Government has taken steps to speed up project approvals, without compromising the protection of the environment, by making changes to the federal regulatory framework through legislative, regulatory and administrative actions, including:
•	Legislative amendments under the Navigable Waters Protection Act, which were introduced as part of Budget 2009, are now fully in force.

•	Regulations under the Canadian Environmental Assessment Act have been amended to streamline approvals of infrastructure projects under a broad range of funding initiatives without compromising environmental protection.

•	A Proponent’s Guide to Fisheries Act Reviews for Federally Funded Infrastructure Projects has been developed along with a streamlined approach for Aboriginal consultations to ensure that in implementing infrastructure projects expeditiously, the federal Crown fulfills its legal obligations with respect to Aboriginal rights.

New Economic Action Plan Initiatives
Accelerating spending under the Building Canada plan is only one thrust of the Economic Action Plan. The Government is also committed to rolling out new infrastructure spending initiatives for provincial, territorial and municipal infrastructure included in Budget 2009 to renew infrastructure and create jobs. These measures will accelerate provincial, territorial and municipal spending on projects that are ready to go, but have been delayed for lack of funding, in large and small communities across the country. The Government also recognizes the importance of infrastructure spending in contributing to a cleaner and safer environment, and so has introduced the Green Infrastructure Fund. Since Budget 2009, these initiatives have been put to work very quickly with more to be put in place in 2009–10.
Accelerated Payments Under the Provincial/Territorial Base Funding Initiative: Significant, predictable funding has been committed by the Government to infrastructure projects that are provincial and territorial priorities. The Government provides $25 million per year, for a total of $175 million over seven years, to each province and territory through the Provincial/Territorial Base Funding Initiative. Canada’s Economic Action Plan allows provinces and territories to use funding that otherwise would be available only in the 2011-12, 2012-13 and 2013-14 fiscal years on projects that can be completed by March 31, 2011.
As a result of this acceleration, up to $1 billion in additional federal funding is available over the next two years to kick-start more infrastructure projects across the 13 jurisdictions.
Several provinces and territories are taking steps to accelerate funding:
•	Accelerated capital plan submissions have been approved in a number of provinces, including British Columbia, Alberta, Saskatchewan, Manitoba and Quebec. These provinces have either negotiated, or are in the late stages of negotiating, agreements to accelerate all or part of their funds by 2010-11.

•	The offer to accelerate all of this funding has been made to all provinces and territories that are finalizing their capital plans.
Since the launch of the Economic Action Plan, the Government of Canada has transferred $430 million under the Provincial/Territorial Base Fund to construction projects.

Infrastructure Stimulus Fund: The Government created the $4-billion Infrastructure Stimulus Fund (ISF) as part of the Economic Action Plan to create jobs and get money now to construction-ready projects that can be completed over the next two years. Provincial, territorial and municipal projects have been announced under the ISF across Canada, including:
•	Over 200 projects in British Columbia totalling over $300 million, of which $137 million of federal funding has been committed. Projects include:
–	A $40-million project to construct a modern, three-lane bridge across the Capilano River in North and West Vancouver that will replace the existing two-lane “blue bridge.” The new bridge will include priority access lanes to improve public transit.

–	A $28-million project in Prince George to construct a new four-lane bridge on Highway 97 that will replace the existing Stone Creek Bridge.

–	A $10.7-million project in Surrey to construct a cycling and pedestrian overpass and bicycle paths.
•	$410 million has been committed for 116 projects across the Prairies. This includes:
–	$92 million in Saskatchewan, including close to $9 million for road and sewer repairs in Saskatoon.

–	$109 million in Manitoba, which will help support three community projects costing $20 million including $3.3 million for a $10 million expansion of the United Way in Winnipeg.

–	$210 million in Alberta, including $15 million for the new home of Canada’s Sports Hall of Fame in Calgary.
•	Over $900 million in Ontario to support over 1,000 municipal infrastructure projects valued at approximately $2.8 billion such as public transit, cultural facilities, roads, parks and municipal buildings.

•	$936 million in federal funding for projects in Quebec, including $350 million for the repair of water and sewer mains.

•	In the Maritimes, $132.5 million has been committed to close to 200 projects including:
–	$28 million in federal funding for 26 highway, parks and cultural projects in Nova Scotia, and another $14 million for the City of Halifax and Cape Breton.

–	In P.E.I., 17 projects are being jointly funded, including restoration of Queen Street in Charlottetown and storm sewer upgrades in Summerside.

–	In New Brunswick, the Port of Belledune will see an important $61-million upgrade with $26 million in federal funding.
•	In Newfoundland and Labrador, the federal government has committed over $51 million in funding to support 22 provincial and community infrastructure projects, including:
–	$83 million of joint funding to improve the province’s water and wastewater infrastructure.

–	$9 million for the Deer Lake Airport to extend its current runway from 6,000 feet to 8,000 feet and to improve the operating conditions for aircraft.
•	$7 million for 11 infrastructure projects across the Yukon, including road reconstruction and upgrades, highway upgrades and bridge rehabilitation, of which $3.5 million is federal funding.
“I applaud the federal and provincial governments for their quick and decisive action aimed at stimulating the economy during this global economic crisis.”
— Tom Laughren, City of Timmins Mayor, Timmins Daily Press,
February 14, 2009
“The recent federal budget provided powerful new tools for creating jobs and fighting the recession.”
— Jean Perrault, President of the Federation of Canadian Municipalities,
February 12, 2009

Additional Funding for Community Projects: The Building Canada plan initially set aside $1.1 billion over seven years to meet the unique infrastructure needs of small communities. Under the Economic Action Plan, the Government is working in partnership with provinces and communities to approve projects for the entire federal contribution of $1.1 billion. Since January, 670 projects have been approved, with federal and partner contributions totalling $2.3 billion. This includes water, wastewater, local roads and bridges, public transit, green energy, sports, culture and recreational projects that will make a real difference in the everyday lives of Canadians in smaller communities across the country. In provinces where all the funding available is committed to projects, Canada’s Economic Action Plan provided an additional amount of up to $500 million to support new projects that could be built in the next two years.
Community Infrastructure Projects in Nova Scotia
•	Reconstruction of Pleasant Street in the Town of Yarmouth totalling $3.9 million.
•	The Weymouth Library project in the Municipality of the District of Digby totalling $418,000.
•	A landfill closure in the Municipality of the District of Lunenburg totalling $1.6 million.
This initiative is progressing at a rapid speed and is creating jobs with 300 projects approved at a value of $900 million to date. For example, Nova Scotia’s $14-million allocation under the top-up has been fully committed towards 38 projects; in Manitoba, the top-up of $18 million is fully committed to 22 projects; in Newfoundland and Labrador, commitments totalling $7.4 million have been made to 18 projects; in Alberta, $52 million has been approved for 40 community projects; and in Ontario, $194 million has been approved for 182 projects.
Green Infrastructure Fund: The Government is committed to improving the quality of the environment and creating a more sustainable economy over the longer term. Budget 2009 included a new $1-billion Green Infrastructure Fund to make further progress toward achieving these objectives.
Discussions have taken place with a number of provinces regarding potential projects. The program has been formally launched and Yukon’s Mayo B hydro and Carmacks-Stewart transmission project was announced as a first project.

Green Infrastructure Fund: Yukon
Hydro and Transmission Project
The Government of Canada is contributing up to $71 million from the new Green Infrastructure Fund towards Yukon’s Mayo B hydro and Carmacks-Stewart transmission project. This $160-million undertaking will involve the near doubling of capacity at the Mayo B hydroelectric facility and completing the Carmacks-Stewart transmission line to connect the Whitehorse-Ajax-Farrow and Mayo-Dawson electricity grids. The project will enhance Yukon’s electricity supply and security by providing additional sources of clean energy and creating a more dynamic and resilient integrated electrical power grid.
National Recreational Trails: Recreational trails add to the quality of life of Canadians and can help attract tourists to bolster local economies. Budget 2009 provided $25 million to the National Trails Coalition to support up to 400 projects by March 31, 2010 that will create and upgrade trails throughout the country. A contribution agreement with the National Trails Coalition was signed and announced on May 26, 2009 and the coalition has launched a call for proposals. Projects will be starting in the coming weeks.
Community Recreational Facilities: Hockey arenas, soccer fields, tennis courts and swimming pools provide Canadians and their families with the benefits of physical activity and community-based experience. Many of these facilities were built in 1967 to mark Canada’s Centennial year and are in need of renewal. Upgrading existing community recreational facilities and constructing new ones will provide much-needed economic stimulus, while providing Canadians in all regions with better facilities in which to play, relax and build community life. This is why the Economic Action Plan provided $500 million over two years to create the Recreational Infrastructure Canada program, announced on May 14, 2009, which will support the construction of new facilities and upgrades to existing ones across the country. Examples of projects supported to date include $1 million for the St. Francis Xavier outdoor track and stadium project in Antigonish, Nova Scotia, for year-round artificial turf, stadium lighting, fencing, seating and a 400-metre track. In addition, $58,000 will be provided to replace the existing sprinkler pool at the Gesner Park in Oromocto, New Brunswick, with a new splash pad and comfort station. Additional projects will be identified through applications currently being solicited by the regional development agencies, and by Indian and Northern Affairs Canada (in the North) and Industry Canada (in Ontario). Projects are expected to begin this construction season.

“Even more exciting than the investment itself is the way that the new fund will bring together municipalities, colleges and universities, sport clubs and more-all with a goal to make our communities better. That’s what Canada is all about.”
– Pierre Lafontaine, CEO of Swimming Canada,
January 27, 2009
Public-Private Partnerships: Public-private partnerships (P3s) can help governments build infrastructure projects faster and at a lower cost to taxpayers. The Government has created PPP Canada, a new Crown corporation, to develop public infrastructure through P3s and manage a $1.25-billion fund for public-private infrastructure projects.
The Government has put a strong Board and management in place for PPP Canada. In May 2009, four new directors were appointed to the Board, bringing an in-depth cross-section of private sector executive experience in the engineering, banking, finance and legal fields. These appointments will enable sound governance, and ensure effective strategic guidance and oversight of the Crown corporation.
PPP Canada has already engaged every province and territory on the process and criteria for support to P3 projects and has heard about potential project priorities. The new Board will be considering its corporate and investment strategies and priorities over the coming months.
PPP Canada is also working with Export Development Canada (EDC) in the context of the Extraordinary Financing Framework announced in Canada’s Economic Action Plan to scope capital market challenges facing the P3 market. Recent announcements by EDC regarding surety and bonding support and co-lending for trade-enabling projects, to be delivered in partnership with private financial institutions, should help enable P3 infrastructure projects to proceed.

Infrastructure: Examples of Projects Across Canada

Nunavut
$50.8 million, Provincial-Territorial Base Fund, transferred since January 2009
Northwest Territories
$13 million, Provincial-Territorial Base Fund, transferred since January 2009
Yukon
ISF: $3.5 million
Quebec
ISF: $936 million
Newfoundland and Labrador
ISF: $51.5 million
CC top-up: $7 million
Ontario
ISF: 920 million
CC top-up: 194 million
PEI
ISF: $16 million
CC top-up: $2 million
British Columbia
ISF: $137 million
Alberta
ISF: $210 million
CC top-up: $52 million
Saskatchewan
ISF: $92 million
New Brunswick
ISF: $74.5 million
Manitoba
ISF: $109.4 million
CC top-up: $18 million
Nova Scotia
ISF: $42 million
CC top-up: $14 million

Yukon

- ● $71 million, Mayo B hydro and Carmacks-Stewart transmission project

Northwest Territories

- ● $7 million, bypass road, City of Yellowknife

Nunavut

- ● $32 million total, Piqqusilirivik Cultural Facility, Clyde River

British Columbia

- ● $28 million, 4-lane bridge, Prince George
- ■ $40 million, 3-lane bridge to cross Capilano River, N. Vancouver
- ▲ $350 million, Evergreen rapid transit line, Burnaby to Coquitlam
- ◆ $10.7 million, pedestrian overpass and bicycle path, Surrey

Alberta

- ● $40 million, Telus World of Science, Calgary
- ● ■ $190 million, transit in Calgary and Edmonton

Manitoba

- ● $140 million total, CentrePort Project at Inland Port, Winnipeg

Ontario

- ● $13.5 million, Blue Water Bridge enhancement project, Point Edward
- ■ $6 million, Chatham-Windsor track upgrade project
- ▲ $1 million, Peace Bridge commercial lane traffic improvement project, Fort Erie
- ◆ $250 million, GO Transit

Quebec

- ● $11.7 million, water treatment facility, Lévis
- ■ $26.3 million, Thetford Mines water treatment project
- ▲ $212 million, 10-year repair program for Champlain Bridge, Montréal

New Brunswick

- ● Fundy Trail Parkway

Prince Edward Island

- ● $4.5 million, Summerside wind farm project (Phase Two)

Nova Scotia

- ● $418,000, Weymouth Library, Digby
- ■ $3.9 million, reconstruction of Pleasant St., Yarmouth
- ▲ $1.6 million, landfill closure, Lunenburg

ISF: Committed federal funding under the Infrastructure Stimulus Fund over the next two years.

CC top-up: Committed federal funding under the additional funding for community projects over the next two years.

First Nations Infrastructure
To ensure that First Nations communities can deliver education for young students, safe drinking water for all and essential health and policing services, the Government of Canada is providing enhanced support to First Nations communities for critical infrastructure. The Economic Action Plan supports ready-to-go First Nations community infrastructure projects focused on three priority areas: schools, water and wastewater projects, and critical services such as health and police services.
Investments in infrastructure create jobs, and it is estimated that over the next two years the Action Plan investments of $365 million in First Nations water and school infrastructure will create significant employment opportunities in rural and remote communities.
First Nations Schools
The Economic Action Plan is supporting job creation through the construction and renovation of schools on reserves. This will mean new classrooms for students of all ages, and needed facilities such as upgraded libraries and resource centres, science and computer rooms, auditoriums, soccer fields, tracks, landscaping and play facilities.
This is in keeping with the Government’s commitment to improve on-reserve student retention and graduation rates. Building and renovating schools on reserves will provide economic stimulus to communities by generating jobs and business opportunities and helps meet existing and future requirements.
New schools and modern facilities are a key element to improving education outcomes on reserve which, in turn, is vital to improving economic opportunities for First Nations children. These improvements to education infrastructure are a valuable investment in the future of First Nations children and will help build more vibrant First Nations communities.
Thirteen school projects have been announced in First Nations communities, with ground breaking expected for two new K-12 schools in Birch Narrows First Nation and Peter Ballantyne First Nation in Saskatchewan by the end of June. These two new school projects are expected to create about 470 jobs.
The thirteen projects will result in new schools and renovations to existing buildings with investments of $200 million.

Aboriginal and Northern Investment Announcements

Housing
$600 million / 2 years

Water
and wastewater
$165 million / 2 years

Schools
$200 million / 2 years

Arctic Research
Infrastructure
Fund
$85 million / 2 years

Yukon
≃ $50 million
Northwest Territories
≃ $50 million
Nunavut
≃ $100 million
Quebec
≃ $45 million
Ontario
≃ $65 million
Atlantic
≃ $20 million
British Columbia
≃ $50 million
Alberta
≃ $50 million
Saskatchewan
≃ $60 million
Manitoba
≃ $75 million
Eureka
Resolute
Old Crow
Inuvik
Kluane
Whitehorse
Yellowknife
Iqaluit
Kuujjuaq
Dene Tha'
Little Red River
Fond du Lac
Black Lake
Birch Narrows
Churchill
Whitefish Lake
Saddle Lake
Opaskwayak
Peter Ballantyne
Norway House
Nuxalk
Kamloops
Penticton
North Spirit
Lake
War Lake
Wabasemoong
Nawash
Wemotaci
Kitigan Zibi
Kahnawake
Moose Deer Point
Natashquan
Betsiamite
Wagmatcook

Canada’s Economic Action Plan:
Immediate Action to Build Infrastructure
Thirteen First Nations School Projects—$200 million
•	Innu community of Natashquan (Quebec)

•	Wemotaci First Nation (Quebec)

•	Little Red River Cree Nation (Alberta)

•	Nuxalk Nation (British Columbia)

•	Ahousaht First Nation (British Columbia)

•	Penticton First Nation (British Columbia)

•	Chippewas of Nawash Unceded First Nation (Ontario)

•	Wabaseemoong First Nation (Ontario)

•	North Spirit Lake First Nation (Ontario)

•	Opaskwayak Cree Nation (Manitoba)

•	Burnt Church First Nation (New Brunswick)

•	Birch Narrows First Nation (Saskatchewan)

•	Peter Ballantyne First Nation (Saskatchewan)
Safe Water Systems
Safe water systems are vitally important to the health of a community. Investments in water and wastewater systems will create jobs and improve access to safe drinking water and contribute to improved health outcomes in order to help build stronger and healthier First Nations communities.
Eighteen water and wastewater projects in First Nations communities have been announced. These projects involve the construction of new sewage lagoons, water supply and treatment plants, a sludge system, a mechanical sewage treatment plant and water distribution systems, with investments of $165 million.
One of these projects has gone to tender, with three more expected to go to tender in June. A ground breaking for a new sewage lagoon in Pinaymootang First Nation in Manitoba is expected by the end of July. This project is expected to create 55 jobs.

“This is an important day for the Six Nations of the Grand River Territory... This new water treatment facility will create a stable source of clean water and will greatly enhance the quality of life within Six Nations. It is a step in the right direction and the efforts of all involved to make this happen are greatly appreciated. Together great things can happen.”
– William K. Montour, Elected Council Chief, Six Nations,
March 19, 2009
“The Mohawk Council of Kahnawake wishes to acknowledge INAC’s commitment towards improving and enhancing the quality of drinking water within First Nations communities... The funds that have been set aside for our community will assist us in the work to improve our infrastructure. We look forward to further collaboration between our governments as we strive to improve the health, safety and well-being of our people.”
– Michael Ahrihron Delisle Jr., Kahnawake Grand Chief,
March 19, 2009
Canada’s Economic Action Plan:
Immediate Action to Build Infrastructure
Eighteen First Nations Water and Wastewater
Projects—$165 million
•	Kamloops First Nation (British Columbia)

•	Tla-o-qui-aht First Nation (British Columbia)

•	Black Lake First Nation (Saskatchewan)

•	Fond du Lac First Nation (Saskatchewan)

•	War Lake First Nation (Manitoba)

•	Norway House Cree Nation (Manitoba)

•	Pinaymootang First Nation (Manitoba)

•	Moose Deer Point First Nation (Ontario)

•	Six Nations of the Grand River First Nation (Ontario)

•	Kitigan Zibi Anishinabeg First Nation (Quebec)

•	Kahnawake First Nation (Quebec)

•	Betsiamites First Nation (Quebec)

Canada’s Economic Action Plan:
Immediate Action to Build Infrastructure
Eighteen First Nations Water and Wastewater
Projects—$165 million (cont’d)
•	Wagmatcook First Nation (Nova Scotia)

•	Innu community of Natuashish (Newfoundland and Labrador)

•	Innu community of Sheshatshiu (Newfoundland and Labrador)

•	Whitefish Lake First Nation (Alberta)

•	Dene Tha’ First Nation (Alberta)

•	Saddle Lake First Nation (Alberta)

First Nations Health Services Infrastructure
Safe and effective health facilities which house quality health programs and services are key to ensuring that the health needs of First Nations and Inuit are met. The Economic Action Plan is creating jobs through the construction and renovation of health services infrastructure for First Nations, including health facilities and nurses’ residences. All regions will benefit from this investment in infrastructure; in total, approximately 40 new projects and 230 renovation projects will be undertaken, with investments of $135 million. It is anticipated that some projects can begin as early as this summer.
First Nations Policing Infrastructure
To help ensure that First Nations have access to professional, effective, efficient, responsive and culturally sensitive policing services that are accountable to the First Nations communities they serve, the Economic Action Plan is supporting the creation of jobs through the remediation of critical policing infrastructure in First Nations communities. Discussions with provinces and territories are underway to identify cost-shared projects. Governments are working together and with First Nations communities to ensure that funding is provided as quickly as possible.

Funding to Upgrade and Modernize
Federal Infrastructure
Canada’s Economic Action Plan is making investments to provide benefits to Canadians through better passenger rail services, safer bridges and highways, refurbished harbours for small craft and more efficient border crossings. Much of the planned work is well underway, creating jobs across the country.
An Improved Rail System: VIA Rail is undertaking significant infrastructure and other capital improvements to permit higher train frequencies, enhance on-time performance and reduce trip times. These investments are progressing very quickly.
VIA Rail Investments
•	VIA Rail has signed a contract to overhaul LRC (Light, Rapid, Comfortable) cars with $30 million committed in stimulus funding.
•	Engineering work to overhaul the rail diesel and head end power cars is progressing well and contracts, estimated at $52 million, will be awarded this summer to rebuild these fleets.
•	Contracts and ordering of materials related to the $6 million of additional stimulus funding for the Chatham-Windsor track upgrade project were announced in May 2009.
•	VIA Rail has reached an agreement with the Canadian National Railway to construct a third main line track on the Montréal-Toronto corridor.
Trans-Canada Highway: The completion of the twinning of the Trans-Canada Highway within Banff National Park will improve safety and reduce the potential for collisions with wildlife on this busy stretch of highway. The project has two phases:
•	The first phase consists of the twinning from Lake Louise Village to the Icefields Parkway interchange, including the redevelopment of the interchange. Site preparation and the tendering process are both underway, and construction is expected to begin in the fall of 2009.
•	The second phase continues the twinning to the border with British Columbia. For this phase, soils investigation has been completed, with construction planned for the spring of 2010.
Federal Bridges: Federal bridges support the efficient and safe movement of people and goods across Canada. Canada’s Economic Action Plan invests in a number of bridge rehabilitation projects.

Improvements at Two of the Busiest
Canada-U.S. Border Crossings
The Blue Water Bridge Canadian plaza and bridge enhancement project in Sarnia, Ontario, was announced on March 20, 2009, and involves the construction of additional lanes on the approach to the plaza, a truck return road to the United States and new Canada Border Services Agency inspection booths. The project has a total value of $27 million, with a federal contribution of $13.5 million. Preliminary engineering work is underway, with construction to begin later this year. The project is scheduled to be completed by March 2011.
The Peace Bridge commercial lane traffic improvements project in Fort Erie, Ontario, will construct a fifth primary inspection lane, a booth for Canada-bound commercial vehicles and a designated Vehicle and Cargo Inspection System area. The project has a total value of $2 million, $1 million of which comes from federal funding. Preliminary engineering work is now underway, and formal construction is scheduled to begin in September 2009. The project is scheduled to be completed by February 2010.
The Jacques Cartier and Champlain Bridges Incorporated designed a comprehensive 10-year repair program for the Champlain Bridge in Montréal to ensure that the bridge remains safe. Canada’s Economic Action Plan allocated $212 million to this project. All required approvals have been received, the contract was awarded and work started in April. Approximately 30 per cent of the planned work for the 2009–10 construction season is expected to be completed by June 30, 2009.
The Economic Action Plan identified $25 million in 2009–10 and $15 million in 2010-11 to accelerate needed repairs to four federal bridges managed by Public Works and Government Services Canada: the LaSalle Causeway in Kingston, Ontario; the Burlington Lift Bridge in Burlington, Ontario; and the Alexandra and Chaudière bridges in the National Capital Region. Over 70 per cent of the first year’s funding is already under contract. For example:
•	Public Works and Government Services Canada awarded a contract for work on the Alexandra Bridge. Work started on March 16, 2009, and will be completed in 2011. About 75 people are expected to be working on this project this summer. Economic Action Plan funds have allowed for an accelerated completion date for this project.

•	A multi-million-dollar contract will be tendered in July for work on the LaSalle Causeway to be conducted at the end of the navigation season.
Contracts will be awarded later this year for both the Chaudière Bridge and the Burlington Lift Bridge.
Small Craft Harbours: The Economic Action Plan provides $200 million over two years to support the repair and maintenance of Canada’s core commercial fishing harbours and an additional $17 million to accelerate the construction of a small craft harbour in Pangnirtung, Nunavut. These investments will help accelerate required repair work and help ensure that the commercial fishing industry has access over the long term to safe and functional harbours. These repairs, maintenance and construction projects are expected to create more than 2,000 direct and indirect jobs.

Small Craft Harbour Projects
As the months of May through August are the peak period for commercial fishing and recreational boating activities, this is also the busiest time for harbours. Harbour authorities therefore usually prefer for work to begin after this timeframe so that impacts to their operations are limited. Some construction projects will begin during the spring and more will be undertaken in September through the end of the fiscal year.
•	Work is underway at Rivière-au-Tonnerre in Quebec, where a wharf is being reconstructed. The $1.95-million project will improve safety.
•	Repair projects totalling $515,000 to the Sointula harbour and the Queen Charlotte City harbour electrical system are currently underway in B.C. Contracts worth another $1.9 million have been awarded for repairs at seven other B.C. harbours.
•	Contracts are now in place to construct a 60-metre extension to the current 150-metre breakwater at Ochre Pit Cove harbour, on the north side of Conception Bay on Newfoundland’s Avalon Peninsula. This $1.2-million project will improve conditions and safety of the harbour.

In 2009–10, $82.3 million will be spent on contracts for repair, maintenance and dredging work at existing harbours, and $7 million will be used to advance the construction of the Pangnirtung harbour, Nunavut’s first small craft harbour.
Contracts totalling $27 million have already been awarded and are expected to create about 280 direct and indirect jobs. Work is expected to begin this spring across the country in urban and rural communities.
Federal Buildings: The Economic Action Plan committed significant funds to repair and renovate the federal government’s building portfolio. Significant progress has been made in realizing over 1,200 small and large projects planned for across the country. Contracts have been issued for almost 60 per cent of this year’s funding and Public Works and Government Services Canada has begun implementation of over 900 projects. Projects address a range of needed repairs to these assets including:
•	Interior and exterior work, including electrical upgrades and window replacements.

•	Ventilation and air conditioning systems.

•	Roof work.
In addition, funding was provided to enhance the accessibility of Crown-owned buildings for persons with disabilities. To date, 60 per cent or $12 million of the first year’s funding has been allocated to specific projects across the inventory, of which $5 million has been committed through contracts. Particular emphasis is being placed on Service Canada facilities. Projects include:
•	Tactile signage.

•	Power door openers.

•	Voice identification in elevators.

•	Interior and exterior ramps.
Projects related to the repair and enhanced accessibility of buildings will be contracted through Public Works and Government Services Canada’s private sector building management service provider, which will in turn contract out to 3,700 small and medium-sized enterprises from coast to coast to coast. These existing contractual arrangements allow the Government to move quickly on projects. Work is also being directly contracted out by Public Works and Government Services Canada, providing additional opportunities for firms to bid for the contracts.

The Economic Action Plan also provided $2 million over the next two years for the development of a comprehensive plan to secure the future of the historic Manège Militaire. A contract has been awarded for public consultation, to seek the input of interested stakeholders regarding the future of the site. These consultations are currently underway and will close on June 15th.
Federal Contaminated Sites: The Government is accelerating work to clean up federal contaminated sites, which is expected to result in up to $245 million in economic activity over the next two years. This work will create jobs and economic activity in communities across Canada over the next two years, while contributing to a cleaner environment and enabling long-term development. Projects have been selected, and work will begin in the 2009 construction season. For example, the Government intends to provide $9.2 million over two years to address contamination on Oshawa harbour marina lands and the west wharf. The cleanup of the Oshawa harbour would stimulate the local economy and create jobs, while ensuring that the harbour continues to be an important part of the community.
Stimulating Housing Construction
In recent years, Canada’s housing industry has become a key contributor to economic growth by fuelling demand for jobs in construction and trades, building materials and other goods and services.
To stimulate our construction industry and protect and create jobs, the Government is providing significant support for home ownership and renovations. The Government is also making investments to renew Canada’s social housing and improve municipal housing-related infrastructure.
Support for Home Ownership
and the Housing Industry
Canada’s Economic Action Plan provides powerful incentives for Canadians to invest in owning a home, which for many is the most important investment of their lives. A robust housing industry is also an important source of economic activity in Canada as it creates jobs and promotes demand for building materials and other goods and services.

To support economic growth during these challenging times, the Government has introduced four measures to help Canadians purchase and improve their homes, and these measures are already delivering benefits to Canadians:
•	The temporary Home Renovation Tax Credit, which will provide Canadian families with up to $1,350 in tax relief for work performed, or goods acquired, after January 27, 2009 and before February 1, 2010. It is estimated that about 4.6 million families in Canada will benefit from this credit. Renovations that will qualify for the credit are already being done, stimulating activity in the construction industry.
•	Providing first-time home buyers with greater access to their Registered Retirement Savings Plan savings to purchase or build a home by increasing the Home Buyers’ Plan withdrawal limit to $25,000 from $20,000 in respect of withdrawals made after January 27, 2009.
•	Providing up to $750 in tax relief to assist first-time home buyers with the costs associated with the purchase of a home. The First-Time Home Buyers’ Tax Credit will be available for individuals who acquire a qualifying home after January 27, 2009. This will make it more affordable to purchase a home.
•	Providing an additional $300 million over two years to the ecoENERGY Retrofit program to support an estimated 200,000 additional home retrofits.
The proposed Home Renovation Tax Credit and First-Time Home Buyers’ Tax Credit, as well as the new Home Buyers’ Plan withdrawal limits, are already being administered by the Canada Revenue Agency and Canadians are already taking advantage of them. Detailed information on eligibility conditions and how to claim these credits is already available on the Canada Revenue Agency’s website. The Agency has received more than 700,000 enquiries about the Home Renovation Tax Credit through its website and by telephone.

Canada’s Economic Action Plan:
Helping Canadians Invest in Their Homes
Tax Support for Home Ownership and Renovation
Sean and Gillian have just purchased their first home and paid $10,000 to renovate their kitchen.
•	As first-time home buyers, one of them will be able claim the $5,000 First-Time Home Buyers’ Tax Credit amount when they file their taxes for 2009 and will receive up to $750 in income tax relief.
•	They are also eligible to receive $1,350 in additional income tax relief through the temporary Home Renovation Tax Credit.

“Spring is giving new life to the residential real estate market. The people that we’re seeing out there buying right now are a lot of first-time buyers. There’s been enough incentives to help them out (such as the federal homebuyers’ plan and the first-time buyer tax credit).”
— Bonnie Wegerich, President,
Calgary Real Estate Board, Calgary Herald,
May 2, 2009

“Survey results released today by residential mortgage company ResMor Trust Company show that 94% of Canadian homeowners who are planning to do renovations between April, 2009 and February 1, 2010 will use the Home Renovation Tax Credit (HRTC) introduced by the Federal Government earlier this year. In fact, 39% of those surveyed said their decision to renovate was positively influenced by the introduction of the HRTC... 70% of Canadian homeowners surveyed intend to renovate their homes before February 1, 2010... 39% of Canadian homeowners who are planning renovations said their decision to renovate, or the amount they will spend on their renovation, was influenced by the HRTC.”
— ResMor Trust Company news release, April 29, 2009
Early indications are that the Home Renovation Tax Credit will help create jobs and economic activity in the housing industry during the current global recession. According to Canada Mortgage and Housing Corporation’s Renovation and Home Purchase Survey, which was conducted in March 2009, the portion of Canadians intending to spend more than $1,000 to renovate their homes is 15 per cent higher in 2009 than in 2008. Private surveys suggest that the vast majority of homeowners are aware of this credit—close to 90 per cent according to one recent survey—and that the availability of the credit is an important factor in their decision to renovate. High-profile advertising campaigns undertaken by major building material suppliers and retailers, such as The Home Depot, have also helped increase awareness of the Home Renovation Tax Credit.
The Home Renovation Tax Credit will have an important effect on local economies. Increased activity in the renovation sector will also help small local renovation businesses, which are important contributors to job creation in Canada.
“We are happy to see measures such as the Home Renovation Tax Credit being implemented as we believe they will help stimulate the Canadian economy,” said Robert Dutton, RONA President and CEO. “This initiative directly benefits consumers and the industry while also helping save Canadian jobs.”
— Rona Inc., news release, February 5, 2009

ecoENERGY Program: Canada’s Economic Action Plan provided an additional $300 million over two years to expand the existing ecoEnergy Retrofit – Homes program to encourage homeowners to improve the energy efficiency of their homes. Budget 2009 funds have been used to increase the program grant levels by 25 per cent, and will reach as many as 200,000 additional homeowners.
The program is encouraging the development and installation of next generation energy products, as well as fostering improved techniques in home construction and renovation. It is also creating an industry of experienced Energy Advisors to support both federal and provincial programming. In April, the eco-Energy Retrofit program certified 60 new Energy Advisors to conduct pre- and post-retrofit evaluations, bringing the total number to nearly 1,200.
Investments in Social Housing for Canadians
As a result of Canada’s Economic Action Plan, significant progress is being made to put shovels in the ground and create jobs in the housing industry by providing support for social housing. The Action Plan is helping low-income Canadians, including those who often have the most difficulty finding suitable and affordable housing. It will mean more units for those in need, such as seniors, persons with disabilities and Aboriginal Canadians. Not only will there be more housing available, but existing social housing units will also benefit as a result of renovations and energy efficiency retrofits.
Canada’s Economic Action Plan:
Social Housing Stimulus
Support for Social Housing ($2 billion)
•	Social housing renovation and energy retrofits ($1 billion)

•	First Nations on-reserve housing ($400 million)

•	Northern housing ($200 million)

•	Housing for low-income seniors and people with disabilities ($475 million)
Affordable Housing Projects ($2 billion)
•	Loans to municipalities ($2 billion)

These social housing measures—amounting to over $2 billion over two years—will create jobs and also increase demand for building materials and other goods. Canada Mortgage and Housing Corporation (CMHC) implemented these measures quickly by working directly with its provincial and territorial counterparts to finalize agreements that allow money to flow. By working through existing programs and agreements, the Government is making sure that the money gets to the builders and developers as fast as possible so that construction can begin. In addition, up to $2 billion is now available in low-cost loans to municipalities for housing-related infrastructure such as sewers, water lines, and neighbourhood regeneration projects. Municipalities across the country have expressed considerable interest in these loans, and applications are already being processed.

“I want to express our appreciation for the components of Budget 2009 that addressed issues of concern to persons with disabilities... It took significant steps to make Canadian communities more accessible and inclusive. In particular, the initiatives on social housing will make real improvement in the lives of many Canadians, including people with disabilities.”
— Council of Canadians with Disabilities,
Letter to the Minister of Finance,
March 6, 2009

Canada’s Economic Action Plan:
Investments in Social Housing for Canadians
Support for Social Housing
The governments of Canada and Nova Scotia have announced investments of almost $128 million in social housing. Overall, 400 new housing units will be created, and renovations and energy upgrades will be undertaken on more than 1,100 public housing buildings, co-ops and non-profits, benefiting approximately 8,600 individual social housing units across the province.
The Government of Canada and the Province of Saskatchewan are partnering on a joint investment to build new and renovate existing affordable housing units. The joint investment will result in more than $161 million over the next two years.
Agreements have been reached in Newfoundland and Labrador, New Brunswick and Prince Edward Island for a combined investment of more than $205 million in new funding for social housing over two years.
In recognition of the distinctive needs of the North, the Government of Canada and the three territorial governments have signed agreements that result in a combined investment of more than $294 million in new funding for social housing over two years.

Renovation and Retrofit of Social Housing: Canada’s social housing exists to provide shelter to those that need it most. A large portion of the existing social housing units, however, are aging and require significant repair and upgrading to meet today’s energy efficiency and accessibility standards. In order to get the $1 billion in new funding for renovation and retrofits flowing as quickly as possible, for this year agreements have been reached with all but one of the provinces and territories. For the one remaining jurisdiction, an agreement in principle has been reached subject to final approvals. Provinces and territories are matching their share of federal funding and must now sign agreements with project sponsors to access the federal dollars. A large portion of the construction and job creation is expected to begin over the summer, and quarterly reports on progress achieved will be provided by provinces and territories to CMHC.
Taken together with matching funding from provinces and territories, it is expected that this new federal funding will improve the quality and energy efficiency of up to 200,000 social housing units across Canada.

First Nations Housing: While the Government is committed to supporting the development of individual home ownership on reserve, many First Nations continue to face a significant need for affordable housing, including social housing. To improve housing conditions on reserve and stimulate the economy by creating jobs in rural areas of Canada, the Economic Action Plan provided $400 million over two years to build new and renovate existing affordable housing units in First Nations communities. First Nations communities are in the process of finalizing applications to receive funding. Following approval, construction and renovation projects will be ready to be launched this summer.
Housing for Low-Income Seniors and Persons With Disabilities: Seniors and persons with disabilities often have to make ends meet on a fixed income. The construction of new affordable housing units for low-income seniors and persons with disabilities will help those in need and create jobs. CMHC has signed agreements with all but one of the provinces and territories. For the one remaining jurisdiction, an agreement in principle has been reached subject to final approvals. Provinces and territories must now provide matching funding and sign agreements with project sponsors, such as local church organizations and housing co-ops, to allow the federal dollars to begin to flow. Announcements have already been made in some jurisdictions, and construction is expected to begin this summer.
Canada’s Economic Action Plan:
Investments in Housing for Canadians
Housing for Seniors and Persons With Disabilities
The Government of Canada and the Province of British Columbia have announced a new, $123-million Seniors’ Rental Housing Initiative to build up to 1,000 new housing units for seniors and people with disabilities.
The provincial and federal governments will provide matching contributions of $61.8 million each. Construction of the first 218 units will start in 19 B.C. communities over the next few months. In total, the project will create close to 800 jobs.

Northern Housing: In recognition of their distinctive needs, arrangements have been reached with each of the governments of Nunavut, the Northwest Territories and the Yukon to provide $200 million in dedicated funding to renovate and construct social housing units in the North and create jobs. Work is expected to start soon.
Helping Municipalities Build Stronger Communities: To address the challenges municipal governments are facing in finding money to follow through with planned, ready-to-go housing-related infrastructure projects, the Government is providing up to $2 billion in low-cost loans to municipalities. Loan applications were posted on CMHC’s website in April and applications have already been submitted. The first loan is expected to be approved within the next month with work starting this summer.
“The Canadian Home Builders’ Association is pleased to see this program launched so quickly... This funding will not only provide needed municipal infrastructure for housing in our communities, but it will also help to create jobs and stimulate our economy.”
– Gary Friend, President of the Canadian
Home Builders’ Association,
April 19, 2009

Table 2.9
Building Infrastructure to Create Jobs

	2009-10
	Stimulus		Funding	Funding
	Value		Committed	to Flow/
	(millions	Authorities	(millions	Benefits
	of dollars)	in Place	of dollars)	Available

Building Infrastructure
Investments in Provincial, Territorial and Municipal Infrastructure
Accelerating payments under the Provincial/ Territorial Base Funding Initiative	495	Yes	81	April
Infrastructure Stimulus Fund	2,000	Yes	1,120	May
Bonus for Community Projects	250	Yes	115	Summer
Green Infrastructure Fund	200	Yes	7	Fall
National recreational trails	25	Yes	25	June
Recreational Infrastructure Canada	250	Partial	—	Summer
Investments in First Nations Infrastructure
School construction	95	Yes	95	April
Water and wastewater projects	83	Yes	83	April
Critical community services (health facilities)	68	Yes	68	April/May
Critical community services (police facilities)	15	Yes	—	June/July
Investments in Federal Infrastructure Projects
An improved rail system	141	Yes	60	Spring
Trans-Canada Highway	20	Yes	9	April
Federal bridges and Champlain Bridge	47	Yes	35	Spring
Small craft harbours	89	Partial	27	Spring
Repair and restoration of federal buildings	158	Yes	105	April
Enhancing accessibility of federal buildings	20	Yes	5	April
Manège Militaire in Québec City	2	Yes	—	Summer
Accelerating action on federal contaminated sites	92	Yes	—	Summer
Border facilities	7	No	—	February 2010
Aviation security	383	Yes	81	Spring

Table 2.9 (cont’d)
Building Infrastructure to Create Jobs

	2009-10
	Stimulus		Funding	Funding
	Value		Committed	to Flow/
	(millions	Authorities	(millions	Benefits
	of dollars)	in Place	of dollars)	Available

Stimulating Housing Construction
Home Renovation Tax Credit	3,000	Budget 2009	3,000	February
Support for Home Ownership and the Housing Industry
Increasing withdrawal limits under the Home Buyers’ Plan	15	Yes	15	February
First-Time Home Buyers’ Tax Credit	175	Budget 2009	175	February
Enhancing the energy efficiency of our homes	150	Yes	150	April
Investments in Social Housing for Canadians
Renovation and retrofit of social housing (shared with provinces and territories)	425	Yes	347	June
Renovation and retrofit of social housing		Supplementary
(federal only)	75	Estimates (A)	75	June
First Nations housing	200	Yes	200	July/August
Northern housing	100	Yes	100	June
Housing for low-income seniors	200	Yes	153	June
Housing for persons with disabilities	25	Yes	19	June
Loans to municipalities	1,000	Yes	1,000	June

Total	9,803		7,149

Highlights
✓	The $2-billion Knowledge Infrastructure Program has committed over 67 per cent of its funding to projects at colleges and universities across Canada.

✓	New Canada Graduate Scholarships Awards will be fully allocated to students for the upcoming academic year by September 2009.

✓	The Arctic Research Infrastructure Fund has been fully allocated to 20 successful projects that will receive $85 million over two years to strengthen northern research capacity.

✓	$50 million has been committed to support world-leading research at the Institute for Quantum Computing at the University of Waterloo.

✓	Over $230 million has been allocated to support deferred maintenance at more than 70 federal laboratories and scientific facilities across the country.

✓	Since 2006, the Government has increased its annual support for the granting councils by a total of $400 million.

Canada’s Economic Action Plan includes about $4.0 billion over two years for post-secondary education and research and other investments in science and technology. These measures will strengthen Canada’s capacity for excellence in research by creating world-leading facilities for research and advanced training, and better prepare young Canadians for the jobs of tomorrow. Other investments will modernize the federal laboratories that deliver critical services to Canadians in a wide range of areas including health and the environment. The Economic Action Plan also includes measures to create business opportunities and provide support for small and medium-sized companies as they develop new products and services for the marketplace, discover new greenhouse gas reduction technologies, create business opportunities in robotics, improve Canadians’ access to broadband Internet, and create jobs.
Table 2.10
Creating the Economy of Tomorrow

	2009–10	2010–11	Total
	(millions of dollars)

Action to Invest in Colleges, Universities and Research
Improving infrastructure at colleges and universities	1,000	1,000	2,000
Other	90	154	244

Subtotal—Action to Invest in Colleges, Universities and Research	1,090	1,154	2,244
Investing in Science and Technology
Renewing federal laboratories	100	150	250
Clean energy and the environment	501	201	702
Other	620	160	780

Subtotal—Investing in Science and Technology	1,221	511	1,732

Total—Creating the Economy of Tomorrow	2,311	1,665	3,976
Total stimulus value	2,371	1,664	4,035
With provincial contributions	3,538	2,664	6,202

Notes: Totals may not add due to rounding. The stimulus value reflects projected cash expenditures. The budgetary impact may be somewhat smaller because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

Introduction
The Government of Canada is committed to building a strong future for Canadians through science, technology and research excellence. The new ideas flowing from science, research and development help improve our lives and create new economic opportunities. Learning how to do things in new and innovative ways makes us more competitive, and opens the door to new possibilities that were previously unimaginable. Examples include breakthrough medical treatments that reduce suffering and save lives, the development of more productive and nutritious foods that help reduce hunger, and cleaner environmentally friendly technologies that improve the quality of the air we breathe.
Investments in science and technology also help to train new generations of highly skilled individuals who are increasingly in demand by the private sector, academic institutions and governments. By participating in leading-edge research, young Canadians can acquire unique knowledge and experience, leading to fascinating and highly paid careers. In turn, Canada needs this new wave of highly qualified workers in order to compete and win as the global economy depends more and more on knowledge and innovation.
New ideas are not generated only in the laboratory or in the classroom. They come from the shop floor as employees think of new processes that reduce production costs, in the warehouse where workers come up with better ways of tracking inventory, and in mills where new valuable uses are found for previously discarded by-products. Wherever it takes place, innovation is important to our well-being, economic growth and job creation.
Science, technology and innovation are a fundamental part of our economic strategy. Advantage Canada, our long-term economic plan, included commitments to sustain Canada’s leadership in public sector research, including at colleges and universities, to promote the best possible research through a focus on true excellence, and to better link this research to the real-world needs of Canadian businesses so that they can become more competitive, grow and create jobs. This was followed by the 2007 release of our science and technology strategy, Mobilizing Science and Technology to Canada’s Advantage, a comprehensive multi-year plan to make Canada a world leader in science, technology and innovation.

The Government has invested over $2.2 billion in new science and technology measures since 2006, including significant new support for advanced research at Canadian colleges and universities. Canada’s investments in research and development in the higher education sector relative to the economy are now the highest in the Group of Seven, and second in the Organisation for Economic Co-operation and Development, providing us with a rich source of new ideas and creating unique training opportunities for young Canadians. The Government is committed to maintaining this global leadership position. Funding has been provided to strengthen basic research activities at Canadian post-secondary institutions, help Canadian scientists focus on priority areas where Canada can be a world leader, and link our research strengths to the opportunities and challenges facing the private sector.
The three federal research granting councils are the core agencies for delivering about $2.7 billion each year in federal support to researchers, institutions, and young Canadians pursuing advanced studies. Since 2006, the Government has increased its annual support for the granting councils by a total of about $400 million. This has included new funding for research competitions to identify the best ideas, advanced training, and the translation and application of new knowledge. Overall, the total planned spending of the granting councils will rise to about $2.7 billion in 2009–10 compared to actual spending of $2.2 billion in 2005-06.

The Government has invested significant new resources to position Canada for knowledge leadership, and establish centres of excellence in key priority areas such as health, energy, the environment, and information and communication technologies. We are also ensuring that our investments in science are more responsive to the needs of the private sector—for example, through practical research internships for graduate students in companies, support for college innovation, and the creation of business-led networks of centres of excellence. In addition, we have launched Automotive Partnership Canada, which will support major collaborative research projects that will lead to innovation and greater competitiveness in the Canadian automotive sector.
Building on these important measures, the Economic Action Plan invests a further $5.1 billion in science and technology initiatives—an unprecedented investment that underlines our continued commitment to the objectives of the science and technology strategy. In particular, the Plan provides:
•	$2 billion in funding toward college and university infrastructure for deferred maintenance, repair and construction.

•	$750 million for research infrastructure through the Canada Foundation for Innovation.

•	Over $2.3 billion for other science and technology measures, including post-secondary internships and graduate scholarships, upgrades to Arctic research facilities and federal laboratories, support for research in advanced quantum technologies, a clean energy fund, research assistance for small and medium-sized firms, and support for the development of space robotics.
This report focuses on commitments made to date through agreements with provinces and others to invest in post-secondary education and research, and broader federal investments in science and technology that will shape Canada’s economy of tomorrow.
Action to Invest in Colleges, Universities and Research
The Government is committed to helping maintain Canada’s proportional support for public research at the forefront of developed economies. The Economic Action Plan includes new investments in colleges and universities, targeted spending on leading-edge research facilities, new support for research in Canada’s Arctic, and scholarship support for young Canadians.

Improving Infrastructure at Colleges and Universities: Up-to-date research equipment and facilities help attract and retain the best scientists in Canada, and help young Canadians develop their talents at the leading edge of science and technology. Investments through the Knowledge Infrastructure Program in universities will create the modern technological infrastructure needed to keep our research and educational facilities at the forefront of scientific advancement, while investments in colleges will enhance advanced training and help Canadians prepare for rewarding technology-based careers. The program will also promote employment and provide economic stimulus, and create jobs for engineers, architects, tradespeople and technicians.
The program was announced on March 9, 2009, with $2 billion over two years to support knowledge infrastructure projects at colleges and universities across Canada. A number of provinces and territories have signed agreements outlining the infrastructure projects to be supported at colleges and universities, with others to come.

Modernizing Campus Research and Training Facilities
Investments by the Knowledge Infrastructure Program in colleges and universities will help create better learning and research environments for Canadian students. The following are examples of projects that will be supported by the program:
•	Outdated former science labs will be renovated and new IT labs and business research spaces will be added to the campus at St. Francis Xavier University in Antigonish, Nova Scotia. The federal government will contribute $11.3 million toward the total project value of $22.7 million.
•	The federal government will contribute more than $52 million to three projects at the University of Alberta, including deferred maintenance of chemistry and biological science facilities, the Facility Alteration Request Program, and a fit-up of the Health Research Innovation Facility.
•	The College of New Caledonia campus in Prince George, B.C. will receive $9.8 million in federal support for a $20-million project including energy efficient systems, new classrooms and instructor offices, a multi-purpose lab, and renovation and rebuilding of a trades training centre.
•	The federal government will contribute more than $35 million to Algonquin College in Ottawa for the Environmental Demonstration Centre for Construction Trades and Building Bridges.

Modernizing Campus Research and Training Facilities (cont’d)
•	The University of Toronto will receive more than $75 million from the federal government for three projects, including the Mississauga Laboratory Centre, the Instructional Lab Project at the University of Toronto in Scarborough, and the Innovation Centre for the Canadian Mining Industry at St. George campus.
•	Yukon College will receive $2 million from the federal government for the construction of facilities at the Dawson City campus and the Pelly Crossing campus.
•	The College of the North Atlantic in Newfoundland and Labrador will receive nearly $13 million from the federal government for three projects, including the construction of a new campus in Labrador City, roof and ventilation upgrade on the Prince Philip Drive campus, and building envelope and ventilation upgrade at the Seal Cove campus.
•	The University of Winnipeg in Manitoba will receive more than $18 million from the federal government for its Science Complex and College for the Environment.
•	The University of Moncton in New Brunswick will receive $11.2 million from the federal government for four projects, including for the Health Technology and Science Centre, and the modernization of research and development facilities at the Rémi-Rossignol pavilion.
•	The federal government will contribute $8.5 million to the Holland College in Prince Edward Island for an applied science centre, which will focus on bioscience, aerospace and environmental studies.

“Tomorrow’s technological innovations will emerge from the scientific research undertaken today in Canada’s universities, especially when the research infrastructure is in place to support the complex, sophisticated, scientific research needed for tomorrow. Tomorrow’s prosperity depends on our ability to compete within a diverse global economy. To get there, we need to start with competitive infrastructure. With the Knowledge Infrastructure Program, the federal government, in partnership with the province and the post-secondary sector, is mobilizing science and technology to Canada’s advantage both today and tomorrow.”
— Indira Samarasekera, President of the University of Alberta, University of
Alberta announcement, May 4, 2009
“The construction of the complex is expected to create 700 jobs.”
— University of Toronto press release, May 25, 2009
“On behalf of the entire University community, I thank both governments sincerely for this important investment. It will make a world of difference in our ability to build the infrastructure our students and faculty need. This investment is a major contribution towards our efforts to create a world class research and learning environment for both students and faculty.”
The Honourable Allan Rock, President of the University
of Ottawa, May 25, 2009
“We’re the only technical school in Canada doing anything significant in fuel cells... The money will allow NAIT to remain a North American leader in fuel-cell research and education... It will produce about 15% of NAIT’s electrical requirements.”
— Gilbert Requena, Chairman, North American Institute of Technology —
Power Engineering Technology Program, Edmonton Journal, May 9, 2009
Positioning the Institute for Quantum Computing for Global Leadership: Canada is a pioneer in the field of quantum computing. On April 7, 2009, the Government announced a strategic investment of $50 million in the world-leading Institute for Quantum Computing at the University of Waterloo, including $16.5 million that will flow to the Institute as early as June. This investment will enable the Institute to position itself at the forefront of international research in the field of quantum information by developing breakthrough discoveries, training highly qualified personnel, fostering a multi-disciplinary approach, and promoting collaboration among scientists as well as industry and government partners.

Arctic Research: Creating a healthier and more sustainable society and economy in the Arctic is important to Canada’s sovereignty and the lives of northerners. Scientific research can help achieve the vision for a stronger economy and society in the North. That is why the Government allocated $85 million over two years in the Economic Action Plan to an Arctic Research Infrastructure Fund, to maintain or upgrade key existing research facilities in the Arctic. In late March, the Government announced 20 successful projects at federal and non-federal research facilities located across Canada’s North that will be advanced under the Fund.

Investments in Northern Research
•	The Nunavut Research Institute in Iqaluit will receive up to $11 million for a larger, more energy-efficient new building that will enable the Institute to expand its current research activities and services in the health, natural and social sciences.
•	The Churchill Northern Studies Centre in Manitoba will receive up to $11 million for upgrades to two existing facilities, as well as a new Northern Studies Centre that will be a showcase for the construction of highly efficient, green buildings in Canada’s North.
•	The Aurora Research Institute in Inuvik, Northwest Territories, will receive up to $11 million for the construction of a new facility with upgraded laboratory and office space, to support the Institute’s mission of applying scientific, technological and indigenous knowledge to solve northern problems and advance social and economic programs.
•	The Kluane Lake Research Station in the Yukon will receive up to $3.4 million for increased accommodation, storage and green energy capacities (e.g. wind and solar), as well as laboratory space at both the base site and associated field sites.

Helping Young Canadians Prepare for the Jobs of Tomorrow: Today’s workforce increasingly requires young people to possess higher levels of education and have experience working with new technologies. Training at the graduate and post-graduate levels increases the contributions that young Canadians can make to the economy and society, and prepares them for rewarding careers in the economy of the future. To enable more Canadians to pursue advanced education, the Economic Action Plan provided $87.5 million over three years to temporarily increase the number of Canada Graduate Scholarships (CGS) awarded by the granting councils, including 500 doctoral and 2,000 masters-level awards. Recipients have been identified for the majority of the new scholarships, and will begin to take up their CGS awards in May 2009 or September 2009. The Social Sciences and Humanities Research Council has launched a special call for masters-level applications focused on business-related research, with an announcement of the results expected in September 2009.
The Economic Action Plan also provided $3.5 million over two years to enable 600 additional graduate students to acquire real-world research experience in innovative companies through the Industrial Research and Development Internship Program. Accelerate Canada, a not-for-profit consortium that manages the program, is working to ensure that the new internships can begin as soon as possible.
Investing in Science and Technology
Scientific and technological discoveries fuel the growth of traditional sectors such as agriculture and natural resources and are the lifeblood of emerging industries such as robotics. Research on these issues is led by universities, as well as by federal laboratories and the private sector. The Economic Action Plan included significant new commitments to advance public and private research in support of Canadians’ priorities.

Renewing Federal Laboratories: Research on health, food, natural resources and a wide range of issues that impact Canadians’ lives is carried out every day by the scientists in Canada’s federal laboratories. Providing well-maintained and modern laboratories will contribute to research excellence in Canada. The Economic Action Plan allocated $250 million over two years to address deferred maintenance at federal laboratories and scientific facilities across Canada. To date, $234 million over two years has been approved for over 70 projects at 13 different federal departments. For example, $24 million over two years will be provided to the Public Health Agency of Canada’s national microbiology laboratory in Winnipeg, Manitoba. As well, the National Research Council (NRC) will receive $19 million over two years to modernize 28 of its facilities in 7 provinces—including $3.7 million for the Institute for Aerospace Research to reduce noise and air emissions at its Ottawa facility, and $1.2 million to address deferred maintenance at the NRC Plant Biotechnology Institute in Saskatoon. Departments have begun their work on several of these projects, and others will begin as soon as possible.

Investments in Federal Laboratories
•	Agriculture and Agri-Food Canada will receive $12 million over two years to upgrade the dairy research complex at its Dairy and Swine Research and Development Centre in Sherbrooke, Quebec. This investment will facilitate research in dairy food safety and nutrition and support the dairy sector’s competitiveness.
•	Fisheries and Oceans Canada will receive $1.3 million over two years to modernize the St. Andrews Biological Station in New Brunswick. This investment will support research in the areas of fish management and contribute to the improved health, integrity and productivity of our marine ecosystems.

Clean Energy Fund: Canada is poised to become a clean energy superpower. Finding new ways of generating clean energy will help power our economy while protecting our environment and opening up new business opportunities that create jobs. The Economic Action Plan provided $1 billion to support the development of clean energy research and demonstration. The Clean Energy Fund was launched on May 19, 2009, with up to $150 million available to support clean energy research, and $850 million set aside for clean energy demonstration projects that include carbon capture and storage technologies. Natural Resources Canada has launched the first Request for Proposals under the program, with up to $191 million for technology demonstrations in renewable and clean energy. Projects are expected to begin in late 2009 or early 2010. Natural Resources Canada will also solicit proposals for up to $650 million for large-scale carbon capture and storage projects in the summer of 2009, with the expectation to begin projects in the spring of 2010.
Canadian Space Industry: Canada’s space sector is a world leader operating at the cutting edge of advanced technologies, including space robotics, remote sensing, and satellite communications. Our technological advantage in these areas creates significant economic opportunities for innovative companies, and enables Canadian astronauts to have a leadership role in international space missions. The Economic Action Plan provided $110 million over three years to support Canada’s continued leadership in the design and construction of space robotics. The Canadian Space Agency is expected to issue a Request for Proposals in summer 2009 for a number of industryled projects to develop terrestrial prototypes of rovers and other robotic vehicles. The funding will enable Canadian space companies to maintain and increase their research and development capacity, and develop the new technologies that will position them to benefit from future space missions, such as those that astronauts Robert Thirsk and Julie Payette are participating in.
Carbon Capture and Storage: Carbon capture and storage holds significant promise for reducing greenhouse gas emissions from large industrial facilities, helping to meet Canada’s environmental commitments. The process involves capturing carbon dioxide at the facility from which it would otherwise be emitted, transporting it (usually by pipeline), and storing it (typically in an underground geological formation). Consultations on the extension of accelerated capital cost allowance (CCA) to assets used in carbon capture and storage were launched on April 17, 2009. Interested parties have been invited to make written submissions by June 30.

Broadband: Broadband Internet access enables citizens, businesses and institutions to access information, services and opportunities in their homes and at their offices that could otherwise be out of reach, especially in small rural and remote communities. The Economic Action Plan commitment of $225 million over three years will enable rural households, businesses and community institutions to make use of the Internet at levels similar to many of their urban counterparts. As a first step, an extensive mapping exercise is underway to identify currently unserved and underserved households. The maps will be publicly available in July 2009, with a call for applications expected in late summer 2009. Applications will be reviewed and projects selected this fall, with funding expected to begin flowing to projects early in 2010.
Table 2.11
Creating the Economy of Tomorrow

	2009–10
	Stimulus		Funding	Funding
	Value		Committed	to Flow/
	(millions	Authorities	(millions	Benefits
	of dollars)	in Place	of dollars)	Available

Action to Invest in Colleges, Universities and Research
Improving infrastructure at colleges and universities	1,000	Yes	675	June
Other	90	Yes	53	June-September

Investing in Science and Technology
Modernizing federal laboratories	100	Yes	84	May
Clean energy and the environment	561	Yes	289	April-December
Other (includes $500 million for Canada Health Infoway)	620	No	—	July-December
Total	2,371		1,101

Highlights
✓	$23 million has been committed to date to support twelve world-famous summer events across Canada through the $100-million Marquee Tourism Events Program.

✓	Nearly all of the $70 million provided to the Parks Canada Agency in 2009–10 for upgrades and repairs to national historic sites and visitor facilities in national parks have been committed.

✓	$117 million has been committed to projects that will support forestry and lobster fishing communities out of the $1-billion Community Adjustment Fund.

✓	About $75 million of the $100 million provided to the National Research Council’s Industrial Research Assistance Program is expected to be committed by the end of June to support innovative small and medium companies.

✓	The tariff relief on machinery and equipment has been in effect since January 28, 2009, and has already saved the manufacturing industry about $27 million in customs duties. Industry sectors already benefiting from tariff relief include food processors, printing and power generation/distribution.

✓	To encourage investment, growth and job creation in Canada, actions have been taken since 2006 that will result in more than $7 billion in tax reductions in 2009–10 for Canadian businesses. This tax relief consists of significant broad-based tax reductions, including for small businesses, a one-year extension of the Mineral Exploration Tax Credit and temporary changes to capital cost allowance rates to encourage new investment in computers and manufacturing or processing machinery and equipment.

The Canadian economy has been hit by the global recession and is going through significant restructuring. Traditional industries are shifting and jobs and communities are being dramatically affected. That is why Canada’s Economic Action Plan provides $4.3 billion to support adjustment and help create and protect jobs in regions, communities and industries of the Canadian economy that have been most affected by the severe downturn. This includes targeted support for traditional industries such as forestry and agriculture, and manufacturing, which play important roles in the economies of many communities. This support will help these industries invest in their long-term success and create new opportunities and jobs for Canadians in all areas of the country.

Table 2.12
Supporting Industries and Communities

	2008–09	2009–10	2010–11	Total

	(millions of dollars)
Support for Industries
Forestry		70	100	170
Agriculture		85	140	225
Mineral exploration		70	-15	55
Small business		170	195	365
Tourism		70	70	140
Shipbuilding		19	30	49
Culture		177	158	335
Tax and tariff relief
Accelerated capital cost allowance for computers		340	355	695
Tariff relief for machinery and equipment	12	76	81	169

Subtotal — Support for Industries	12	1,077	1,114	2,203
Support for Communities
Helping all regions prosper		774	746	1,520
Strengthening partnerships with Aboriginal Canadians		115	183	297

Subtotal — Support for Communities		888	929	1,817
Total — Supporting Industries and Communities	12	1,965	2,043	4,020
Total stimulus value		2,106	2,178	4,284

Notes: Totals may not add due to rounding. The stimulus value reflects projected cash expenditures. The budgetary impact may differ because some of these expenditures relate to construction and renovation costs of federal assets (for which only depreciation is recorded on a budgetary basis) and loans to third parties (where there is a budgetary impact only in the event that there is a risk of loss).

Introduction
Canada’s economy was built on a base of traditional industries that have provided employment and livelihoods for generations in hundreds of communities. These industries, including agriculture, fishing, forestry and mining, continue to represent important elements of our economy today, especially in rural and remote communities, providing jobs and supporting communities.
Manufacturing plays an equally important role in other parts of the country, employing thousands of Canadians and indirectly supporting many others through distribution, processing and retailing. Today, manufacturing continues to contribute to our economy by producing the goods that Canadians rely on and that enable us to successfully trade with other countries around the world.
Canadians are understandably concerned about the health of traditional industries and manufacturing. The Government has acted decisively to bolster the competitiveness of these sectors, so that they can take advantage of new opportunities and continue to be an important contributor to job and wealth creation in Canada.
Government actions to date include:
•	Lowering taxes, so that companies can use their resources to reinvest and create jobs.
•	Reducing the paper burden on company growth and investments.
•	Improving the regulation of large resource-based projects through the Major Projects Management Office.
•	Resolving the softwood lumber dispute to reopen access to the U.S. market for our lumber.
•	Making targeted investments to support farmers and their families, address the pine beetle infestation, help open new markets for our forestry producers, sustain the fishery and increase tourism in Canada.
•	Building world class infrastructure to assist businesses in reaching markets more efficiently.
•	Investing in science and technology initiatives to help build the highly-skilled workforce needed for Canadian businesses to remain competitive in the global economy.

Many communities are making the transition required to meet changing economic conditions. The Government has worked closely with affected communities, as well as provinces and territories, to address short-term economic disruptions and help support community economic development. Initiatives in all parts of the country are renewing community economic prospects through planning, innovation and partnerships supported by the $1-billion Community Development Trust in Budget 2008 and the $1-billion Community Adjustment Fund announced in the Economic Action Plan.
The Government is taking the necessary steps to help traditional industries and manufacturing, and the many Canadians and communities that depend on them, to prosper.
Support for Industries
The significant financial assistance provided in the Economic Action Plan to key economic industries including forestry, agriculture, shipbuilding, fishing, manufacturing, culture and sport, and tourism will help to position Canadian firms for long-term, sustainable economic success and will help to create and maintain jobs.
Manufacturing: Especially hard-hit during this global economic crisis, the manufacturing industry is undergoing significant global restructuring. Through a number of measures, the Government is helping the nation’s manufacturers protect jobs during the global recession, while helping them emerge even better equipped to compete globally and grow once the economy recovers.
This industry is already benefiting from the following measures, ensuring it will continue to produce the goods Canadians rely on, while successfully exporting around the world:
•	To assist manufacturing and processing industries restructure and retool for long-term success, the Economic Action Plan extends the temporary 50-per-cent straight-line accelerated capital cost allowance (CCA) rate to manufacturing or processing machinery and equipment acquired in 2010 and 2011.
•	To help businesses in all sectors adopt new technology at a faster pace, the Government introduced a temporary two-year 100-per-cent CCA rate for computers acquired after January 27, 2009 and before February 1, 2011.

•	The permanent elimination of tariffs on a wide range or machinery and equipment is now lowering the costs of importing specialized equipment from overseas to modernize operations. The Government continues to consult with Canadian businesses on providing even more tariff relief.
In total, the Government has introduced more than $60 billion in tax relief for Canadian businesses.
Forestry: A strong and vibrant forestry industry is important to the overall performance of the Canadian economy. It is a significant employer in the hundreds of communities across this country, providing approximately 250,000 direct jobs. The global economic downturn and the collapse in the U.S. housing market have created challenges for the forestry industry. The continued success of the entire industry, including the pulp and paper sector, lies in the ability of firms to become more competitive by, for example, making increased investments that will improve productivity and contribute to environmental sustainability.
To date, a total of $70 million has been provided to Natural Resources Canada to support programs in 2009–10 that foster market diversification and innovation initiatives for the forestry industry so that it can prosper and create jobs. This investment will be supplemented with a further $100 million next year.
The Government has also put in place a joint forestry task team with the Government of Quebec. The objective of the task team is to accelerate efforts to help the forestry sector, including workers, businesses and communities. The task team’s efforts to date have led to the joint investment of $200 million by the federal and Quebec governments to support important silviculture activities in the province (see the box entitled “Creating Jobs in Communities Across Canada”).

“The government has clearly heard the message and embraced our vision of becoming the producers of the best quality, most innovative and greenest forest products in the world. And it understands that in order to get there Canada needs to attract investment and secure the jobs of nearly 300,000 skilled Canadians forest workers and the communities they work in.”
— Avrim Lazar, President and CEO of the Forest Products
Association of Canada, January 27, 2009
Agriculture: Canada’s agricultural industry plays a unique role by providing healthy and nutritious foods for families in Canada and across the world while forming the economic basis for many small and rural communities in all regions of the country. The Government continues to make progress on the four new measures targeted to Canada’s farm businesses outlined in the Economic Action Plan.
Under the five-year, $500-million AgriFlexibility program, the Government will provide funding for initiatives that help the sector adapt to pressures and improve its competitiveness, such as those that reduce the farm business’s costs of production and its footprint on the environment, support innovative processes and products, and address market challenges. Discussions on possible initiatives have begun with the provinces and industry. Program details will be announced early this summer. Initiatives will be implemented both by the federal government alone as well as in partnership with provinces and industry. Implementation of initiatives will commence over the summer months.
The Government will also provide funding totalling $50 million over two years to support investments in meat slaughter and processing plants that are aimed at reducing these plants’ costs, increasing their revenues and improving their operations. Program details will be announced in June, and proposals from industry will be accepted in mid-summer.
The Government is providing Canada’s farmers expanded access to the credit they need to build and grow their operations. The Government tabled Bill C-29 in the House of Commons on May 4, 2009, which proposes to increase the amount of guaranteed agricultural loans as well as increase their availability to include new farmers and more agricultural cooperatives. This bill will also support intergenerational farm transfers so that young farmers can more easily take over the family farm. The new loan program will be implemented once the bill receives Royal Assent.

Discussions on the devolution of the AgriStability administration from the federal government to provinces are proceeding with those provinces that have signalled an interest in delivering the program. To date, British Columbia and Saskatchewan have indicated their respective interest to deliver the AgriStability program for the 2009 program year. The federal government is currently in discussions with these provinces.
Mining: Canada’s rich mineral resources represent significant economic opportunities. Promoting the exploration and development of these resources offers important benefits in terms of employment, investment and infrastructure, especially for rural and remote communities. Canada’s Economic Action Plan supports mineral exploration activity across Canada by extending for an additional year the temporary 15-per-cent Mineral Exploration Tax Credit to flow-through share agreements entered into during the period from April 1, 2009 to March 31, 2010.
The extension of the Mineral Exploration Tax Credit has been in effect since April 1, 2009. The legislation required to implement the extension received Royal Assent on March 12, 2009.

“The Federal government has responded in a very comprehensive way to support Canada’s struggling economy hammered by an unprecedented global financial crisis. A number of the budget initiatives specifically target priorities identified by the mining industry, most notably, measures to address the liquidity crisis facing all industry at this time.”
— Pierre Gratton, President and CEO, Mining Association
of British Columbia, January 28, 2009
Fisheries: Fishing continues to be an important part of the Canadian economy, especially in rural and remote communities. Canada’s Economic Action Plan provides $200 million over two years to support the repair and maintenance of Canada’s core commercial fishing harbours, and an additional $17 million to accelerate the construction of a small craft harbour in Pangnirtung, Nunavut.
The federal government has also announced $8 million in funding, over the next two years, to modernize 33 facilities and hatcheries in the Salmonid Enhancement Program in British Columbia. The funding is part of a $250-million commitment in Canada’s Economic Action Plan designed to address deferred maintenance at federal laboratories across the country.

Hard-hit lobster fishing communities throughout Atlantic Canada and Quebec will benefit from an additional $10 million in financial support through the Community Adjustment Fund for marketing and market access, innovation and technology development initiatives to protect jobs in this industry. The Community Adjustment Fund is designed to target the hardest-hit industries and communities throughout Canada. In addition, governments and industry will collaborate in a lobster development council to increase domestic and international market access.
Small Business: Canada’s many innovative small and medium-sized companies are key to our economic success by producing new goods and services, developing breakthrough new technologies and creating jobs for highly skilled young graduates.
However, these firms often have difficulty in transforming innovations into economic value. Budget 2009 provided $200 million in new resources over two years to support additional innovative small and medium-sized businesses through the National Research Council’s Industrial Research Assistance Program. To date, the National Research Council has committed about $45 million to support innovative companies. It is anticipated that a further $30 million will be committed by the end of June.
Canada’s Economic Action Plan further supports the growth of small businesses and helps to ensure that Canada will emerge from the global economic recession in a stronger position, by increasing the amount of small business income eligible for the reduced federal income tax rate of 11 per cent to $500,000 from $400,000 as of January 1, 2009 (saving small businesses up to $8,000 each for 2009 alone).
Tax relief for small businesses has been in effect since January 2009. The legislation required to implement the increase in the amount of small business income eligible for the reduced federal income tax rate received Royal Assent on March 12, 2009.
To help young Canadians start their own business, the Economic Action Plan provided $10 million over two years to the Canadian Youth Business Foundation. This contribution will enable the foundation to assist over 480 entrepreneurs between the ages of 18 and 34 by providing them with loans and mentoring services. Funding will be provided in June and the foundation will begin disbursing the funds immediately, throughout Canada.

Tourism: The tourism industry is an important economic engine in many communities by drawing visitors and economic activity that create jobs. The Economic Action Plan included new funding of $100 million over two years to support marquee tourism events across Canada, help them attract a larger number of visitors and increase the profile of Canada’s tourism sector at home and abroad. To date, the Government has provided $23 million to support 12 world-famous summer events across Canada through the Marquee Tourism Events Program. Funding for additional events will be allocated through a call for proposals that closed May 8, 2009 and another call for proposals that is expected to be announced in the fall of 2009. The federal government will undertake consultations with provinces and territories and other stakeholders on a new National Tourism Strategy that will help strengthen tourism in all parts of Canada and lead to the creation of new jobs in the industry.

Support for World-Class Tourism Events
The Government has provided $23 million to date to support the following events:

• Toronto International Film Festival	$3.0 million
• Festival International de Jazz de Montréal	$3.0 million
• Stratford Shakespeare Festival, Stratford, Ontario	$3.0 million
• Montréal’s Just for Laughs Festival	$3.0 million
• Festival d’été de Québec, Québec City	$2.7 million
• Shaw Festival, Niagara-on-the-Lake, Ontario	$2.1 million
• Calgary Stampede	$1.9 million
• Toronto’s Luminato Festival	$1.3 million
• Charlottetown Festival	$958,000
• Festival Grand Rire de Québec	$954,000
• Vancouver International Jazz Festival	$700,000
• Edmonton International Fringe Theatre Festival	$414,000

National Parks: Our vast and diverse national parks attract a large number of visitors from Canada and abroad each year, creating important economic activity and helping Canadians to benefit from our natural heritage. Canada’s Economic Action Plan includes over $150 million over two years to Parks Canada to support upgrades and major capital repairs to national historic sites and visitor facilities in national parks. Projects totalling $140 million over two years have been announced to date, including:
•	$10 million for infrastructure repair work to preserve and improve Lachine Canal National Historic Site of Canada.
•	$25 million for major infrastructure improvements in national historic sites across Nova Scotia and in Cape Breton Highlands National Park of Canada.
•	$10 million to undertake roadway improvements in Jasper National Park of Canada around the Town of Banff in Alberta.
•	$12 million to protect and renew national historic sites associated with the War of 1812, in Ontario, Quebec and New Brunswick.
These important investments will create economic stimulus and jobs while ensuring that these treasured places remain protected for the enjoyment of this generation and those to come.
Shipbuilding: Canada’s shipbuilding industry has been a mainstay of our history as a seafaring nation bounded by three oceans. The industry employs Canadians in over 150 establishments in Atlantic Canada, Quebec, Ontario and British Columbia. The Canadian Coast Guard ensures the safety and security of our coasts and waterways, and the shipbuilding sector is instrumental in ensuring that the Canadian Coast Guard can meet its vessel requirements. Funding of $175 million on a cash basis will be provided to the Canadian Coast Guard to purchase 98 new vessels and to repair and refit 40 existing vessels. In 2009–10, $90 million is scheduled to be spent. Contracts will be signed with shipbuilding and repair companies in Canada, with the majority of work expected to begin during the summer.
Culture: Our culture defines who we are as Canadians, by speaking to us in the diverse and unique voices of our heritage and our shared experiences. The cultural industries are also important economic engines, by providing employment and opportunities for talented Canadians. The Economic Action Plan provides over $335 million in additional funding for several programs dedicated to culture and the arts, in recognition of the importance of our artistic institutions and the role they play in Canadians’ lives. Support will be provided for infrastructure-related costs for local and community cultural and heritage institutions such as local theatres, libraries and small museums.

In addition, funding will support continued access by Canadians to Canadian magazines and community newspapers, as well as training artists for professional careers in the highest-calibre artistic institutions in Canada through the National Arts Training Contribution Program. Resources will also be provided for the Canada New Media Fund and the Canadian Television Fund. Funding will become available for most of these programs over the summer months.
Tax and Tariff Relief: A competitive business tax system that is responsive to changes in the economic environment is important to encourage new investment, growth and job creation in all regions of Canada.
Canada’s Economic Action Plan introduces measures to help Canadian businesses in the current economic circumstances to emerge even stronger and better equipped to compete globally as the economy recovers. The Plan builds on significant corporate tax reductions introduced by the Government since 2006, which are positioning businesses for success (see the box entitled “A Strong Record of Tax Relief for Competitiveness and Long-Term Prosperity”). Canada’s Economic Action Plan proposed to:
•	Help businesses in all sectors adopt newer technology at a faster pace by introducing a temporary two-year 100-per-cent capital cost allowance (CCA) rate for computers acquired after January 27, 2009 and before February 1, 2011.
•	Assist the manufacturing and processing industries to restructure and retool to position themselves for long-term success by extending the temporary 50-per-cent straight-line accelerated CCA rate to manufacturing or processing machinery and equipment acquired in 2010 and 2011.
•	Permanently eliminate tariffs on a range of machinery and equipment to lower the costs of Canadian businesses that must import specialized equipment from overseas to modernize their operations, and to consider further tariff relief in consultations with Canadian business to enhance Canadian competitiveness.
•	Facilitate the movement of goods by making two technical changes to the Customs Tariff rules respecting the treatment of temporarily imported containers, and undertake consultations with respect to further liberalizing the use of these containers in Canada.

Canada’s Economic Action Plan:
Working for Canadian
Accelerated Capital Cost Allowance for Computers
Marie and Denis own a small business. In June 2009, they will purchase a new computer and systems software, monitor and laser printer for $3,000, which will improve their inventory management and help them grow their business. Under Canada’s Economic Action Plan, Marie and Denis are able to fully expense their investment in one year.
This means $330 in federal tax savings in 2009 for Marie and Denis (a full deduction of the $3,000 expense multiplied by the federal small business rate of 11 per cent).
The temporary accelerated CCA rate for computers has been in effect since January 28, 2009. Amendments to the Income Tax Regulations to implement the temporary accelerated CCA rate for computers and the extension of the temporary 50-per-cent straight-line accelerated CCA rate for manufacturing or processing machinery and equipment have been promulgated. Businesses are already benefiting from a temporary 50-per-cent straight-line accelerated CCA rate for investment in manufacturing or processing machinery and equipment introduced in Budget 2007 and extended in Budget 2008, and will further benefit with the extension of this measure to eligible assets acquired in 2010 and 2011.
The tariff relief on imported machinery and equipment has been in effect since January 28, 2009, and has already saved the manufacturing industry about $27 million in customs duties. Industry sectors already benefiting from tariff relief include food processors, printing and power generation/distribution. The Government is now taking steps to provide further tariff relief to support the economy in consultations with Canadian business.
The technical changes to the Customs Tariff rules respecting the treatment of temporarily imported containers have been in effect since January 28, 2009. Consultations to further liberalize these rules were concluded in April 2009. The Government is now reviewing this public input.

A Strong Record of Tax Relief for Competitiveness and Long-Term Prosperity
Since coming to office in 2006, the Government has acted in a timely manner to create Canada’s business tax advantage to encourage new investment, growth and job creation in Canada. It introduced significant tax relief to position Canadian businesses for success—in 2008–09 and the following five years, business tax relief will total more than $60 billion.
As a result of the early actions taken by this Government, Canada is better positioned than most countries to withstand the effects of today’s global economic challenges. At the same time, these actions are building a solid foundation for future economic growth and higher living standards for Canadians.
Key initiatives that are providing important tax relief include:
•	Substantial, broad-based tax reductions that are lowering the general corporate income tax rate from 22.12 per cent (including the corporate surtax) in 2007 to 15 per cent by 2012 to strengthen Canada’s business tax advantage. These tax reductions include the elimination of the corporate surtax in 2008 for all corporations and a reduction in the general corporate income tax rate to 19 per cent in 2009.
•	A reduction of the federal income tax rate applying to qualifying small business income to 11 per cent in 2008, and an increase in the amount of small business income eligible for the reduced federal income tax rate to $500,000 in 2009. These actions will help small businesses continue to contribute to Canada’s economic success by creating jobs and generating economic activity in Canadian communities.

A Strong Record of Tax Relief for Competitiveness and Long-Term Prosperity (cont’d)
•	A temporary 50-per-cent straight-line accelerated capital cost allowance (CCA) rate for investment in manufacturing or processing machinery and equipment, which was extended in the Economic Action Plan, to help position businesses in manufacturing and processing industries for long-term success.
•	A temporary two-year 100-per-cent CCA rate for computers that allows businesses in all sectors to fully expense their investment in computers in the year they are acquired to boost Canada’s productivity through the faster adoption of newer technology.
•	The elimination of the profit-insensitive federal capital tax in 2006 to improve the efficiency of the business tax system and help businesses to grow and prosper.
As a result of the significant corporate income tax reductions introduced since 2006, Canada will have the lowest statutory tax rate in the G7 by 2012, and will reach the goal of the lowest overall tax rate on new business investment (marginal effective tax rate1) in the G7 by 2010. The competitiveness of our business tax system will encourage job creation and attract new investment in Canada, including foreign direct investment from abroad.

[1]	The marginal effective tax rate (METR) on new business investment takes into account federal and provincial statutory corporate income tax rates, deductions and credits available in the corporate tax system and other taxes paid by corporations, including provincial capital taxes and retail sales taxes on business inputs. The methodology for calculating METRs is described in the 2005 edition of Tax Expenditures and Evaluations (Department of Finance Canada).
Support for Communities
To thrive, our communities require ongoing renewal and investment so that they can continue to provide their residents with the best possible quality of life. The Government is investing more than $2 billion over five years to help communities promote economic development and diversification initiatives to ensure that they remain attractive places to live and invest.

The Government has announced the creation of the $1-billion Community Adjustment Fund to help mitigate the short-term impacts of restructuring in communities. Funding is available to communities with a population equal to or less than 250,000 that have experienced major layoffs that have resulted in significant job losses. The funding is being rolled out by the regional development agencies, which are consulting with their partners to identify projects that will be of greatest benefit to workers and communities in their region. Transitional measures are being taken by Industry Canada and Indian and Northern Affairs Canada while the new regional economic development agency for the North and the Southern Ontario development agency are being established.

Canada’s Economic Action Plan:
Working for Canadians
Creating Jobs in Communities Across Canada
The Community Adjustment Fund will fund key projects to help create jobs and short-term stimulus in communities that are currently struggling and to help position them for long-term growth. Projects include:
•	$100 million over two years as the federal government’s contribution to a federal-provincial agreement with the Province of Quebec. Projects that are part of this agreement will support reforestation in areas devastated by forest fires or insect infestation, facilitate the rehabilitation of a mixed forest, and improve the growing condition of plantations by thinning forests. These projects could create some 8,000 potential jobs in more than 10 Quebec regions, including Saguenay—Lac-Saint-Jean, Nord-du-Québec, Abitibi-Témiscamingue, Côte-Nord, Outaouais, Lanaudiére, Laurentides, Mauricie, Québec, Bas-Saint-Laurent and Gaspésie.
•	$7 million over two years to support silviculture activities such as tree planting, thinning and site preparation in New Brunswick. It will also increase forest carbon storage capacity and protect the ecological and economic sustainability of the province’s forests. Investments in these projects are expected to start this summer.
•	$10 million to support marketing and market access, innovation and technology development initiatives for lobster fishing communities in Atlantic Canada and Quebec.

In response to Ontario’s economic challenges, the Economic Action Plan provides more than $1 billion over five years for a new Southern Ontario development agency. Its programs will support economic and community development, innovation and economic diversification, with contributions to communities, businesses and non-profit organizations. This agency will help workers, communities and businesses in Southern Ontario position themselves to take advantage of opportunities, as economic growth recovers in Canada and around the world.
Table 2.13
Supporting Industries and Communities

	2009-10
	Stimulus		Funding	Funding
	Value	Authorities	Committed	to Flow/
	(millions	in	(millions	Benefits
	of dollars)	Place	of dollars)	Available

Support for Industries
Forestry
Forestry marketing and innovation	70	Yes	—	Summer
Agriculture
Agricultural flexibility program	65	June	—	Summer
Strengthen slaughterhouse capacity	20	June	—	Fall
Amendments to Farm Improvement and Marketing Cooperatives Loans Act (FIMCLA)	—	Yes	—	Contingent on Royal Assent of legislation
Mining
Extending the Mineral Exploration Tax Credit	70	Yes	70	April
Small Business
Reducing taxes for small businesses	45	Yes	45	January
Industrial Research Assistance Program	100	Yes	45	April
Canadian Youth Business Foundation	10	Yes	10	June
Canada Business Networks	15	Yes	15	April

Table 2.13 (cont’d)
Supporting Industries and Communities

	2009-10
	Stimulus		Funding	Funding
	Value		Committed	to Flow/
	(millions	Authorities	(millions	Benefits
	of dollars)	in Place	of dollars)	Available

Support for Industries (cont’d)
Tourism
Canadian Tourism Commission	20	Yes	20	June
Marquee festivals	50	Yes	23	June
Parks Canada	70	Yes	66	June
Shipbuilding
Shipbuilding	90	Yes	14	Spring
Culture
Cultural infrastructure	30	Yes	—	October
Canada Prizes for the Arts and Creativity	25	No	—	March 2010
National Arts Training Contribution Program	7	No	—	August
Community newspapers and magazines	15	Yes	—	June
Canadian Television Fund	100	Yes	—	June
Tax and Tariff Relief
Temporary 100-per-cent capital cost allowance (CCA) rate for computers	340	Yes	340	February
Temporary accelerated CCA rate for manufacturing or processing machinery and equipment	—	Yes	—	As of 2010
Tariff relief on machinery and equipment	76	Yes	76	January
Further liberalizing the rules on the use of temporarily imported cargo containers	—	—	—	—

Table 2.13 (cont’d)
Supporting Industries and Communities

	2009-10
	Stimulus		Funding	Funding
	Value		Committed	to Flow/
	(millions	Authorities	(millions	Benefits
	of dollars)	in Place	of dollars)	Available

Support for Communities
Helping All Regions Prosper
Community Adjustment Fund	500	Yes	117	Summer
Southern Ontario development agency	206	Yes	—	June
Eastern Ontario Development Program	10	Yes	10	April
Strengthening economic development in the North	10	July	—	September
Strategic Investments in northern economic development	10	Yes	—	Summer/fall
Promoting energy development in Canada’s North	38	Yes	—	November/ December
Strengthening Partnerships With Aboriginal Canadians
First Nations and Inuit health programs	108	Yes	108	April
First Nations child and family services	7	Yes	—	September

Total:	2,106		959

Improving Access to Financing and Strengthening Canada’s Financial System

Highlights
Ö	The Government has taken unprecedented action to improve the availability of financing for households and businesses in Canada.

Ö	The Government is providing broad-based financing support to lenders, as well as special support for particularly hard-hit areas such as vehicle and equipment financing.

Ö	Over $115 billion in financing support has been provided, all of it on a commercial basis to protect the taxpayer.

Ö	Banks now have ample funding to lend to creditworthy borrowers, and the Government’s financial Crown corporations are providing strong support.

Ö	Credit conditions in Canada are improving although challenges continue to be faced, particularly by small- and medium-sized businesses.

Ö	Average effective household and business interest rates have fallen significantly.

Improving Access to Financing
Canada has weathered the global financial crisis very well but is not immune to events in global financial markets. Canadians depend on access to affordable financing for their homes, cars and businesses. While banks now have ample funding to support lending, terms and conditions in Canadian credit markets have tightened significantly. Financing for small and medium-sized enterprises and for vehicles and equipment is particularly strained.
The Government has taken timely and effective measures to mitigate the impact of the global credit crunch on the Canadian economy. These initiatives have provided extraordinary liquidity to the financial system, in particular to financial institutions to support lending to Canadian households and businesses. They include the extraordinary liquidity provided to markets by the Bank of Canada, which peaked at over $40 billion in December 2008, and $58 billion of term funding provided by the Government to financial institutions through the purchase of government-insured mortgages. In addition, a new 10-year maturity for a bond program backed by Canada Mortgage and Housing Corporation has provided $7 billion in further liquidity to financial institutions to support mortgage lending. These actions are improving Canadians’ ability to borrow.
The Government has recently supplemented these measures with new elements designed to support lending to households and businesses more directly. The Business Credit Availability Program is providing incremental credit, through Export Development Canada and the Business Development Bank of Canada and in cooperation with financial institutions, through direct lending and other types of financial support to businesses with viable business models whose access to financing would otherwise be restricted. The Canadian Secured Credit Facility, which has also recently been implemented, provides direct support for vehicle and equipment financing, which has been facing significant challenges. In this regard, $11 billion of support has been allocated, helping Canadians get vehicle and equipment financing.
In total, the Government has provided over $115 billion in extraordinary support to improve access to financing in Canada, which has had a noticeable impact on credit conditions for Canadians (see the box entitled “Recent Developments in Credit Conditions in Canada”).
As a result of the Government’s efforts, total consumer and business credit continue to grow in Canada, in contrast to the situation in other major economies such as the U.S., where credit growth has slowed markedly.

Credit growth in Canada has slowed but remains
higher than in the U.S. and other countries

In Canada, credit growth has been combined with significantly lower interest rates for borrowers. In response to the global financial crisis, the Bank of Canada reduced its policy rate by 425 basis points between July 2007 and April 2009. The Government’s measures to support access to financing, starting in the fall of 2008, have helped to alleviate market uncertainty and supported a dramatic reduction in interest rates. As a result, average effective interest rates for both households and businesses, as estimated by the Bank of Canada, have fallen by almost 200 basis points since last fall (Chart 2.12).

Interest Rates Are Lower

Canada’s Economic Action Plan:
Working for Canadians
Benefits of Lower Mortgage Rates
Peter and Mary have been financing their home with a floating rate mortgage, but want to have the security of predictable fixed payments. As a result of the Government’s action to support the availability of funding for banks, the cost of a 5-year fixed-term mortgage is significantly reduced. If they had locked in their $150,000 mortgage in October 2008 at the then-prevailing rate of 7.20 per cent, they would have had a monthly payment of $1,174. Locking into the same term in the spring of 2009, they would pay a rate of 5.25 per cent. As a result, the cost is reduced to $1,006, providing a monthly savings of $168, or $2,016 per year.

New Support for Vehicle and Equipment Financing
The collapse of the securitization market in Canada has caused a serious shortage of financing for vehicles and equipment for consumers and businesses, which has led to increased borrowing costs for some and limited credit availability for others. To address this, the Government implemented the Canadian Secured Credit Facility, which will purchase up to $12 billion of newly issued term asset-backed securities backed by loans and leases on vehicles and equipment and floor plan (inventory financing) loans. This is increasing money available to Canadian consumers and businesses.
The first allocation of funds has recently been made with 15 Canadian lenders participating under the Large Enterprise Tranche. This group includes the financing arms of major auto and equipment manufacturers in Canada, and covers loans, leases and dealer floor plan. These companies are now well positioned to increase lending volumes backed by their Canadian Secured Credit Facility commitments. Allocations under the $1-billion Small Enterprise Tranche have also been made. The smaller minimum transaction size under this tranche will ensure that the benefits of this facility will reach market participants large and small. In total, $11 billion has been allocated under the Canadian Secured Credit Facility. The balance of available funds will be made available in a subsequent allocation to take place no later than August 2009.

Canada’s Economic Action Plan:
Working for Canadians
Canadian Secured Credit Facility—Example
George owns a farming equipment sales and leasing company in Saskatchewan. In the past, as part of his service to customers, he helped his customers acquire new equipment by arranging loans or leases through the manufacturer. For the last year, he has not been able to provide financing to his clients, which has sharply reduced his sales. With the manufacturer having obtained a confirmed allocation under the Canadian Secured Credit Facility, George can now plan with confidence to make loans to those planning equipment purchases, stimulating sales of farming equipment and contributing to Canada’s economic recovery.

A consultation paper seeking views on the potential merits of allowing banks and other federally regulated financial institutions to offer financial leasing for vehicles and household property was released on April 26. The consultation period closed on May 8, with a large number of stakeholders providing views and comments. The Government will be assessing the input received over the coming months, with the objective of supporting the future availability of leasing as a financing option for consumers and businesses.

“The [Canadian Secured Credit Facility] is bang on. They’ve finally figured out that consumers need financing to buy vehicles and that will save the industry. It likely will allow leasing to return to some degree.”
— Dennis DesRosiers, DesRosiers Automotive
Consultants Inc., January 28, 2009
Direct Support for Small and Medium-Sized Business
The Government is working hard to help businesses find financing to fund growth and maintain jobs. Through the Business Credit Availability Program, Export Development Canada (EDC) and the Business Development Bank of Canada (BDC) will provide at least $5 billion in direct lending and other types of support and facilitation to businesses with viable business models whose access to financing would otherwise be restricted. By working in close cooperation with private sector lenders, this program will fill gaps in market access and lever additional lending by private sector institutions in cases where joint participation facilitates private action.
The Business Credit Availability Program includes all incremental financing-related activity for creditworthy businesses provided by EDC and BDC arising from the new flexibilities and powers introduced in the November 2008 Economic and Fiscal Statement and January 2009 budget. As a result, this program includes both direct lending and other types of support and facilitation, such as guarantees, insurance and bonding to private lenders and businesses.
The Business Credit Availability Program is based on renewed co-operation between private lenders and the financial Crown corporations to find solutions for creditworthy businesses that would otherwise lack sufficient access to financing due to the global credit crunch. To that end, private lenders and the Crowns have developed new ways of working together. Participating private lenders have committed to ongoing reporting on the steps they have taken to enhance co-operation with the financial Crown corporations.

EDC and BDC have established principles and processes to ensure funding provided under the Business Credit Availability Program is incremental. Participating private lenders have committed to ongoing reporting about the specific processes and systems they have established to ensure the extension of credit by the financial Crown corporations does not displace or substitute for their own extension of credit.

Canada’s Economic Action Plan:
Working for Canadians
Export Development Canada and Business Development
Bank of Canada Financing Support
The Business Development Bank of Canada promotes entrepreneurship by providing highly tailored financing, venture capital and consulting services to entrepreneurs. It works with entrepreneurs in all industries through all economic cycles and focuses on helping small and medium-sized businesses in their development projects, local and global. As a complementary lender, BDC’s role is magnified during economic slowdowns. To help clients cope with the credit crisis, BDC introduced a number of remedial measures as early as August 2007. They include: increased overall financing activity; extended repayment terms on new authorizations; offering postponement of capital repayment; increased support to manufacturers and a dedicated team to help Ontario auto parts manufacturers in particular; and the launch of a new working capital loan for expansion projects abroad.
Export Development Canada offers financial services, insurance and bonding products, as well as analyses of global markets and economic conditions to help Canadian exporters and investors expand their international business. EDC has been provided greater flexibility to adapt to the evolving needs of Canadian companies and to develop solutions in partnership with financial institutions and will continue to respect commercial principles in the business it supports using these powers. Under the recent changes to its mandate, EDC can now provide services to the domestic market, including: reinsurance to credit insurers on their domestic coverage; reinsurance and guarantees to the surety industry on domestic bonding; and loans and guarantees with banks to Canadian companies for domestic financing. EDC is expanding its products to the domestic market in a manner that complements the products and services of the private sector. Working with private financial institutions is the fastest way for EDC to get its extra capacity into the market and be available to help Canadian business.

Although the Budget Implementation Act, 2009 only received Royal Assent on March 12, 2009, EDC and BDC have already made significant progress in providing loans and other forms of credit support under this program. As of mid-May, the financial Crown corporations had all of their new business lines in place and were fully open for business. This includes an EDC commitment of up to $1 billion for domestic accounts receivable insurance, signed agreements that have been put in place by both Crown corporations with respect to commercial mortgages, a syndication facility and surety business. In addition, BDC has developed enhanced relationships with financial institutions for referrals and deal sharing for coordinated efforts for small loan processing and its new Operating Line of Credit Guarantee.
EDC and BDC have reported total activity under the Business Credit Availability Program close to $700 million, assisting over 800 businesses. The financial Crown corporations provided assistance in regions all across the country and in all sectors of the economy, with a particular focus on small businesses. Program activity is expected to ramp up quickly over the coming weeks.
A dedicated Business Credit Availability Program website (www.fin.gc.ca/bcap) has been launched to provide information about the program for Canadian companies and for private sector lenders. The effectiveness of this program is further highlighted by the numerous success stories to date, a sample of which is set out in the box below.
EDC’s domestic activity under the Business Credit Availability Program was only made possible when the Budget Implementation Act, 2009 received Royal Assent in March. Nonetheless, in the first four months of 2009, EDC took on more than 920 new customers and supported $22.5 billion in financing and insurance. EDC has also facilitated almost 1,400 transactions in partnership with banks and surety companies. Since the financial crisis began in the fall of 2008, BDC has conducted $2 billion in financing volumes. As of May 31, 2009, BDC had assisted 28,000 clients and its portfolio had grown by 15 per cent compared to fiscal year 2008, and is now over $12 billion.

Canada’s Economic Action Plan:
Working for Canadians
Business Credit Availability Program Success Stories
Canadian General-Tower Limited
Export Development Canada provided $7.5 million in general corporate financing to Canadian General-Tower Limited (CGT). Based in Cambridge, Ontario, CGT supplies vinyl and leather materials which are used in interior seating systems, door panels and instrument panels for the automotive sector. The financing will be provided as a general purpose corporate facility, which will enhance CGT’s financial flexibility and operational liquidity. While the auto sector is experiencing significant challenges, companies like CGT are well positioned to emerge from the auto sector turmoil, with better market share and a more global perspective.
Chemical Manufacturing Company
The Business Development Bank of Canada provided $25 million to participate in a financing package for a management buy-out of a chemical manufacturing company with plants in Quebec, Ontario, Alberta, British Columbia and Australia that has been in business for close to 50 years. The company’s first owner is retiring and selling his shares to the current management team in order to preserve continuity. The financing includes management investment, a balance of sale, a $50-million term debt shared pari-passu by the Business Development Bank of Canada and Desjardins, a new line of credit of $50 million shared by two Schedule I banks, and $25 million in subordinated financing from an investment firm. Without the involvement of all these parties from the Canadian banking community, this transaction would not have happened, and jobs at the company would have been at risk.
Wescast Industries
Export Development Canada established a new credit facility with the Toronto-Dominion Bank and Wescast Industries, where Export Development Canada provided $30 million in financing for Wescast, to be used for working capital requirements and general corporate purposes. Based in Brantford, Ontario, Wescast is a supplier of cast iron exhaust manifolds for the car and light truck markets in North America, Europe and Asia.
Seafood Fishing and Processing
The Business Development Bank of Canada provided $9 million in a refinancing deal to a company involved in seafood fishing and processing since 1986, which operates out of three sites in Newfoundland and Labrador. The company’s previous term lender, Glitnir Bank of Iceland, has been nationalized and is pulling out of the North American market. The Business Development Bank of Canada’s involvement was for the refinancing of the debt owed to Glitnir to allow the company to pursue its operations with its high season coming.

Support for Canadian Lenders
The global credit crunch has made it more challenging for Canadian banks and other lenders to raise the funds they need to continue to extend credit to their clients. The Extraordinary Financing Framework has helped Canadian financial institutions keep lending to Canadian consumers and businesses in the following ways.
Under the Insured Mortgage Purchase Program, the Government stands ready to buy up to $125 billion of insured mortgage pools from Canadian lenders. To date, $58 billion of term liquidity has been provided to financial institutions in this way. As liquidity conditions for financial institutions have improved over the past months, lenders have not participated as aggressively in the Insured Mortgage Purchase Program. However, this program continues to be an important source of liquidity should alternative sources of funding become less available.
Under the Canadian Lenders Assurance Facility, the Government will provide insurance on the wholesale term borrowing of federally regulated deposit-taking institutions to ensure that they are not put at a competitive disadvantage relative to foreign competitors which have access to similar guarantee programs in their home countries. The Canadian Lenders Assurance Facility is now fully operational. To date, no financial institution has elected to use this facility. The Canadian Life Insurers Assurance Facility, which is now also available, extends the same type of facility to life insurance companies. To date, no life insurance company has elected to use the Canadian Life Insurers Assurance Facility.
The Bank of Canada has provided extraordinary liquidity to the Canadian financial system since mid-2007. This peaked at over $40 billion in December 2008 and stood at about $24 billion on May 28, 2009.
Progress in implementing other initiatives under the Extraordinary Financing Framework can be found in Table 2.14.

Canada’s Economic Action Plan:
Working for Canadians
Recent Developments in Credit Conditions in Canada
Total household credit growth remains strong, albeit down from the cyclical peak observed around the start of the financial crisis. As of April 2009, the quarter-over-quarter annualized growth of total household credit stood at 6.7 per cent. The easing of overall household credit growth is mainly due to a deceleration in residential mortgage lending, which coincides with a general slowing in housing market activity in Canada.
Business credit growth from all sources has been essentially flat in 2009. As of April 2009, the quarter-over-quarter annualized growth rate of business credit was 0.6 per cent.
Since the start of this year however, there has been a significant improvement in credit supplied to businesses by financial markets, some of which has substituted for credit provided by banks. In particular, net issuance of bonds by non-financial corporations rebounded to almost $6.5 billion in the first four months of 2009 after a decline of about $2 billion in the fourth quarter of 2008. By contrast, the portion of business credit supplied to businesses by banks has declined in each of the first four months of 2009, and by 13.3 per cent on a cumulative annualized basis, after growing sharply in the last quarter of 2008.
The terms and conditions available to borrowers continue to tighten. In the most recent Bank of Canada survey of senior loan officers at banks, conducted over the first quarter of 2009, survey respondents reported a continued tightening in lending terms. Similarly, in the Bank of Canada’s most recent Business Outlook Survey, about one-third of firms reported tighter credit conditions over the past three months relative to the previous three months.
Average interest rates have been steadily decreasing for both households and businesses. Over the past 12 months, the prime rate fell 250 basis points and posted 5-year mortgage rates have dropped 140 basis points. The average effective household interest rate, estimated by the Bank of Canada, was 4.23 per cent in May compared to 5.46 per cent in December 2008. Similarly, the average effective business interest rate was 4.16 per cent in May compared to 5.75 per cent in December 2008.

Strengthening Canada’s Financial System
Canada’s financial system has shown exceptional stability throughout the crisis and has become a globally noted leader in best banking practices. The Canadian banking system was recently rated the soundest in the world by the World Economic Forum. The International Monetary Fund noted in March that while financial conditions in Canada have tightened, “strains are considerably less severe than in other major countries, and credit growth remains solid, both of which reflect a resilient financial system.”1 The British Broadcasting Corporation’s economics editor recently bestowed the “best prepared country” award to Canada, noting that “nowhere is immune, but by most key measures, the Canadians are coming out of this crisis in a league of their own.”2
The strengths of the Canadian financial system include a more conservative risk appetite and capital requirements for financial institutions that are well above minimum international standards and higher than in many other jurisdictions. In fact, Canadian institutions voluntarily maintain capital buffers well above the required minimum and, due in part to a regulatory cap, are less leveraged than many of their international peers. In addition, large Canadian investment dealers have been bank-owned since the early 1990s and are subject to consolidated supervision that takes into account the risk of the full bank.
Canada has a very prudent mortgage market, and recent adjustments to the rules for government-insured mortgages have further protected and strengthened the Canadian housing market. The new rules apply to all government-backed mortgage insurance policies for high-ratio mortgage loans on residential properties, and include:
•	Fixing the maximum amortization period at 35 years.
•	Requiring a minimum down payment of 5 per cent.
•	Establishing a consistent minimum credit score requirement.

•	Introducing new loan documentation standards.

[1]	International Monetary Fund, 2009 Article IV Mission to Canada: Concluding Statement (March 9, 2009).

[2]	Stephanomics From the BBC’s economics editor Stephanie Flanders, http://www.bbc.co.uk/blogs/thereporters/stephanieflanders/2009/03/the_best_prepared_ awar.html.

The Government will also be taking measures to make mortgage insurance more transparent, understandable and affordable by enhancing disclosure to consumers about the characteristics of mortgage insurance and by setting out new measures to ensure that Canadians are charged no more for mortgage insurance than the true cost of obtaining that insurance.
Taken as a whole, the Government’s initiatives on mortgages demonstrate a responsible and measured approach to ensure Canada’s housing market remains strong. They have restrained the growth of a sub-prime mortgage lending component and prevented the proliferation of products and marketing practices that have led to the large-scale problems experienced in some other countries.
The Government of Canada has taken action through Budget 2009 to ensure the stability of our financial system amidst the current global financial market turmoil. This includes providing the Canada Deposit Insurance Corporation with greater flexibility to enhance its ability to safeguard financial stability in Canada, and providing a standby authority for the Government to inject capital into federally regulated financial institutions to support financial stability.
The Government is also fully engaged and playing a significant role in a coordinated, international effort to address the financial crisis. Canada led a working group established by the G20 leaders to identify steps to enhance sound regulation and strengthen transparency. Canada is committed to the resulting April 2009 G20 action plan to address the causes and weaknesses that led to the market turmoil.
These actions will take a Canadian financial system that is already sound, and make it stronger and increase its status as a global leader.
Helping Consumers of Financial Products
On May 21, the Minister of Finance announced new proposed regulations aimed at limiting business practices that are not beneficial to consumers and providing clear and timely information to Canadians about credit cards.

The proposed regulations will:
•	Mandate an effective minimum 21-day, interest-free grace period on all new credit card purchases when a customer pays the outstanding balance in full.
•	Lower interest costs by mandating allocations of payments in favour of the consumer.
•	Allow consumers to keep better track of their personal finances by requiring express consent for credit limit increases.
•	Limit debt collection practices that financial institutions use in contacting a consumer to collect on a debt.
•	Prohibit over-the-limit fees solely arising from holds placed by merchants.
•	Provide clear information in credit contracts and credit card application forms through a summary box that will set out key features, such as interest rates and fees.
•	Assist consumers to manage their credit card obligations by providing information on the time it would take to fully repay the balance if only the minimum payment is made every month.
•	Mandate advance disclosure of interest rate increases prior to their taking effect, even if this information had been included in the credit contract.
The regulations were published in Part 1 of the Canada Gazette for public comment.

Canada’s Economic Action Plan:
Working for Canadians
Changes to Credit Card Rules
The proposed Credit Business Practices Regulations will require a minimum 21 -day grace period on new credit card purchases. Currently, some card issuers offer 15 to 24 days grace period on new purchases when a customer pays the outstanding balance in full. However, other issuers accrue interest in that period, i.e. there is no grace period if there is an outstanding balance carried forward from the previous period. This proposal would provide that a grace period applies to all new purchases when consumers pay in full in the current month, regardless of an outstanding balance the month before.
As an example, Tom pays his monthly balance in full as a rule. In April, he paid part of his balance during the course of the billing period, but he missed the deadline to pay the remaining balance, and carried a balance of $300 into May. On May 5, Tom made a new purchase of $50. He paid his outstanding balance of $350 in full by the due date shown on his statement (June 19). Here’s how the existing two different grace-period methods would affect him.
If Tom’s credit card issuer uses Method 1, he will have to pay interest only on the $300 carried over from April. He will get an interest-free period on his new purchase of $50, because he paid his balance in full by the due date of June 19. If Tom’s credit card issuer uses Method 2, he will have to pay interest on the $300 carried over from April and on the new purchase of $50, because he carried a balance over from April. The regulations will ensure that all credit card issuers use Method 1 for the application of grace periods. Moreover, that grace period must be at least 21 days.
In addition, new proposed regulations on mortgage insurance are forthcoming and a process is well underway to establish a national task force on financial literacy.
Securities Regulation
The Government is committed to working closely with all jurisdictions as it moves forward on this important initiative. A critical mass of provinces and territories has already indicated its willingness to participate in the establishment of a Canadian securities regulator.

The Budget Implementation Act, 2009, which was adopted in March, provides the legal authority for the establishment of the Transition Office, which will lead the transition to a Canadian securities regulator and develop an implementation plan. The process to establish a Transition Office is ongoing.
Federally Regulated Private Pension Plans
Draft regulations implementing the temporary solvency funding relief measures for defined benefit plans that were proposed in the 2008 Economic and Fiscal Statement and in Budget 2009 were pre-published in the Canada Gazette. The Government is reviewing and assessing comments received on the draft temporary relief regulations to determine whether any changes might be warranted for the Final regulations. Final regulations will be in place by the August 14, 2009 deadline for filing December 31, 2008 pension valuation reports.
A public consultation paper on the legislative and regulatory regime for federally regulated private pension plans was released in January. Public consultations, led by the Parliamentary Secretary to the Minister of Finance, Mr. Ted Menzies, were held in March and April across Canada. Given the interest and comments received to date, the deadline for submitting written comments on the consultation paper was extended to May 31, 2009. The Government is assessing submissions and representations received in the course of the consultations and will put forward legislative and regulatory proposals later this year.
At their recent meeting on May 25th, federal and provincial Ministers of Finance completed the Triennial Review of the Canada Pension Plan and agreed on a package of proposed changes to improve the retirement benefits within the Plan. They recommended that the current premium rate be maintained and noted the soundness of the Plan and of the other key pillars of Canada’s retirement income system. Ministers continued their dialogue on initiatives related to the pension plans they regulate and agreed to create a Research Working Group on retirement income adequacy to report back by the end of the year.
Progress in implementing other initiatives to strengthen the Canadian financial system can be found in Table 2.14.

Table 2.14
Improving Access to Financing and Strengthening
Canada’s Financial System

	Total		Total
	Financing		Financing
	Available		Used
	(billions	Authorities	(billions	Financing
	of dollars)	in Place	of dollars)	Available

Insured Mortgage Purchase Program	Up to 125	Yes	57.8	Ongoing
Business Credit Availability Program, supported by expanded powers and additional capital for Export Development Canada/Business Development Bank of Canada	At least 5	Yes	0.7	April
Canada Small Business Financing Program	Up to 0.3	Yes	–	April
Canadian Secured Credit Facility	Up to 12	Yes	11	May
Canadian Lenders Assurance Facility	N/A	Yes	–	February
Canadian Life Insurers Assurance Facility	N/A	Yes	–	May
Modernization of Bank of Canada authorities	40	Yes	40	Ongoing
Canada Mortgage Bond	Up to 10	Yes	7	Ongoing
Advisory Committee on Financing	N/A	Yes	–	N/A
Canada Deposit Insurance Corporation authorities and mandate	N/A	Yes	–	N/A
Expanded powers for Minister	N/A	Yes	–	N/A
Recapitalization/equity investments in banks	N/A	Yes	–	N/A
Measures to protect consumers regarding credit cards	N/A	Yes	–	N/A
Canadian securities regulator	N/A	Yes	–	N/A
Measures to protect consumers regarding mortgage insurance	N/A	Yes	–	N/A
Consultations on leasing powers	N/A	Yes	–	N/A
National task force on financial literacy	N/A	Yes	–	N/A
Improving the legislative and regulatory framework for federally regulated pension plans	N/A	Yes	–	N/A

Highlights
✓	The global financial crisis has triggered the deepest and most widespread global recession since World War II.

✓	Economic activity contracted sharply in all Group of Seven (G7) countries in the fourth quarter of 2008 and the first quarter of 2009, reflecting the impact of financial market dislocations and a sharp decline in consumer and business confidence.

✓	As a trading nation, Canada has been affected by the global recession.

✓	But Canada has been less affected than all other G7 countries.
–	Canada was the last G7 country to enter recession in 2008.

–	Canada has had the smallest decline in output since the second quarter of 2008.

–	Canadian labour markets have fared much better than in the U.S., where job losses have been proportionally twice as large.
✓	Looking ahead, most private sector forecasters continue to expect a return to growth in the second half of 2009 and gaining momentum in 2010.

✓	The weaker economy will result in more support being provided through higher Employment Insurance (EI) benefits and lower tax collections.

✓	In addition, as part of the Government’s response to the weaker economy, significant additional support has been provided to support the automotive sector in partnership with the United States.

✓	Taken together, the weaker economy and actions taken in support of the economy have led to a deterioration in the Government’s projected budgetary balance.

✓	The Government is now projecting deficits of $3.9 billion in 2008–09 and $50.2 billion in 2009–10. More than half of the 2009–10 deficit is the result of temporary measures under Canada’s Economic Action Plan, less taxes collected, higher EI benefits, and the decision to freeze EI premium rates.

✓	Canada’s fiscal situation remains strong relative to other nations, with the smallest deficit and the lowest debt burden in the G7.

Note:	This chapter incorporates economic data available up to June 5, 2009, unless otherwise indicated. Figures in this chapter are at annual rates unless otherwise noted.

Introduction
The global economy has been in a deep and widespread recession since the middle of 2008. The pace of contraction accelerated sharply in late 2008 and in the first months of 2009. In recent months, there have been encouraging signs that the global economy and world financial markets are beginning to stabilize. However, the economic situation remains uncertain.
As a trading nation, Canada has been hit by the global recession although we have fared much better than most other major advanced economies.
Looking ahead, most private sector forecasts continue to point to a sustained economic recovery beginning in the second half of 2009 and gaining momentum in 2010.
The recovery in Canada will be hastened by this country’s strong economic, fiscal and financial position together with the positive support provided by extraordinary policy actions, including those taken in Canada’s Economic Action Plan.
The Government will continue to monitor closely economic developments over the summer with a view to providing an update to Canadians in the fall.

“Compared to every other major industrialized economy out there, the U.S., Japan, much of Europe, we still are in a position where Canada is by far the poster child in terms of government finances.”
– Derek Holt, Economist, Scotia Capital,
CBC Newsworld, May 27, 2009

Global Economic Developments and Outlook
Economic activity contracted sharply in all G7 countries in the fourth quarter of 2008 and the first quarter of 2009, reflecting the impact of financial market dislocations and a sharp decline in consumer and business confidence. The financial market turmoil has also caused hardship in emerging and developing countries, which have been hit hard by the disruption of global trade and credit flows. The global financial crisis has now resulted in the deepest and most widespread global recession since World War II.
In the Euro area, real gross domestic product (GDP) fell by 9.7 per cent in the first quarter of 2009 after a 6.8-per-cent decline in the fourth quarter of 2008, the fourth consecutive quarterly drop and reflecting declines in most member countries, including Germany, Italy and France. In the United Kingdom, real GDP fell by 7.3 per cent in the first quarter, following a 6.1-per-cent decline in the fourth quarter. In Japan, real GDP fell by a record 15.2 per cent in the first quarter after a 14.4-per-cent plunge in the fourth quarter.
The contraction in output in Canada since the second quarter of 2008 has been significant, but less than in all other G7 countries. Canada was the last G7 country to enter recession in 2008 and has had the smallest decline in output over the last three quarters. While real output has declined by 2.2 per cent in Canada since the second quarter of 2008, it has declined significantly more in most other major economies, ranging from 2.8 per cent in France to 8.3 per cent in Japan (Chart 3.1).
The scope and severity of the global crisis has resulted in a steady downgrading of the global economic outlook for 2009 (Chart 3.2). According to the International Monetary Fund (IMF), “the global economy is in a severe recession inflicted by a massive financial crisis and an acute loss of confidence,” while “advanced economies are projected to suffer deep recessions.”1

[1]	IMF, World Economic Outlook (April 2009).

Canada is less affected than other
countries by the global recession

Global economic activity is expected to contract
by 1.3 per cent in 2009, the first decline in 60 years
The IMF now expects that global economic activity will slow sharply from growth of 3.2 per cent in 2008 to a contraction of 1.3 per cent in 2009, the first decline in 60 years. This is down from the IMF’s forecast of 0.5 per cent growth in January 20092 and well below its outlook of 3.8 per cent growth just over a year ago in April 2008. All of the major advanced economies are expected to suffer sharp contractions in real economic activity this year. Growth is also expected to remain very weak in developing countries, reflecting the disruption of global trade and credit flows.
In the United States, the economic slowdown intensified over the second half of 2008. In particular, the consumer sector in the U.S. was hit hard by deteriorating financial and labour market conditions, plunging consumer confidence and a sharp decline in equity wealth. Employment, which had started to decline modestly in January 2008, weakened at a much faster pace in the second half of the year, with monthly losses exceeding the 500,000 mark by November 2008. Business activity was also disrupted as firms cut back capital expenditures and began to slash inventories in response to the collapse in demand.

[2]	IMF, World Economic Outlook Update (January 2009).

As a result, U.S. real GDP plunged 6.3 per cent in the final quarter of 2008 (Chart 3.3), the sharpest decline since 1982. The contraction reflected broad-based weakness, including a significant drop in consumer spending (the sharpest in 28 years), as well as sharp declines in residential and business investment and exports. The U.S. contraction continued in the first quarter of 2009, with real GDP falling 5.7 per cent due to further declines in business and residential investment, a decrease in government spending and a sharp inventory correction.
The U.S. has officially been in recession since January 2008, making this recession already the longest and one of the deepest downturns since World War II. Since January 2008, employment has fallen by a record 6.0 million jobs, while the unemployment rate, at 9.4 per cent, has reached a 25-year high.

U.S. employment has fallen by a record 6.0 million
since the beginning of the U.S. recession

The sharper-than-expected contraction in the U.S. in late 2008 and the first half of 2009 has resulted in a significantly weaker outlook for 2009. Private sector forecasters now expect that U.S. real GDP will contract by 3.0 per cent in 2009, 1.2 percentage points lower than expected at the time of Budget 2009. Even so, private sector forecasters still expect the U.S. economy to begin to recover in the second half of 2009 and through 2010, supported by significant monetary and fiscal stimulus as financial market stresses abate.
Recent Signs of Stabilization in the Global Economy
A sustained and strong recovery in the Canadian economy will require a sustained recovery in the global economy and financial markets. Several encouraging signs in recent months suggest the global economy and world financial markets are beginning to stabilize.
First, although financial markets remain disrupted, fears of a systemic collapse of the financial system have eased considerably and financial conditions are improving. World equity markets have improved significantly in recent months, with most major benchmark indices posting gains of between 25 per cent and 40 per cent from lows hit in early March (Chart 3.4). Rebounds in the share prices of financial corporations have been a major factor behind these gains. Moreover, although financing costs for businesses around the world remain elevated, they have retreated towards their historical averages in recent months, owing to accommodative monetary policy and specific measures to address financial market dislocations. In Canada, these costs remain below those of other countries, reflecting the soundness of Canada’s financial sector.

While global financial markets remain stressed,
financing conditions are improving

Moreover, yields on short-term government securities have declined significantly since Budget 2009 and are currently around record lows of 0.2 per cent, reflecting very accommodative monetary policy in Canada. Yields on long-term government bonds are currently around 3.1 per cent, broadly in line with levels at the time of the budget.

A second encouraging sign is the recent increase in the world prices for many commodities. Between July 2008 and early 2009, prices for many key Canadian commodities collapsed, reflecting sharply lower global demand. The decline was most pronounced for energy prices, with crude oil prices declining by 70 per cent from peak levels (Chart 3.5) as significant reductions in crude oil supply could not keep pace with rapidly falling oil consumption. This unprecedented fall in commodity prices reduced export incomes and put significant downward pressure on the Canadian dollar, which fell by almost 20 cents relative to the U.S. dollar over this period.
Since the time of the budget, commodity prices have remained weak relative to a year ago, but have improved. However, prices remain volatile, reflecting uncertainty over future global economic conditions and continued excess supply for many commodities, both of which mean that the recovery in commodity prices will likely be gradual. Current crude oil futures contracts suggest prices will continue to rise modestly in coming months, averaging US$60 per barrel in 2009 and US$74 per barrel in 2010, above expectations in Budget 2009.

World crude oil prices have increased recently

Third, there have been tentative signs that the rate of contraction in U.S. and global production is slowing. Particularly in the U.S, where the current crisis originated, the most recent data support the view that the rate of contraction in U.S. economic activity may be slowing and the U.S. housing sector stabilizing. Monthly existing home sales have settled around 4.6 million units over the six months to April and inventories of existing homes for sale (in months’ supply) have declined to 10.2 months from their peak of 11.3 months. As well, consumer confidence has improved, and new orders in the manufacturing sector increased for the first time in a year and a half, suggesting U.S. manufacturing activity is stabilizing (Chart 3.6).
These recent developments raise the prospect of stabilization in global financial markets and in global economic activity more generally. At issue is whether these improvements will be sustained and to what extent they will translate into a recovery in the global economy.

There are signs that U.S. manufacturing
activity is stabilizing

Strengths of the Canadian Economy
The Canadian economy has fared better than those of the other major industrialized countries owing in part to Canada’s strong economic and financial fundamentals. Indeed, Canadian households, businesses and governments have entered this period of economic and financial turbulence from a position of strength. Importantly, the imbalances that were present in other countries did not exist in Canada. As a result, while Canadian exports and production have been affected by developments abroad, the impact on the domestic economy has been far less than in other countries.
A major reason is the soundness of the Canadian banking system, which is characterized by high capital adequacy ratios, low leverage ratios and strong prudential regulation. While Canadian banks and other financial institutions have been affected by the global financial crisis, the position of strength from which Canada entered the recession has helped Canadian financial market conditions and kept financing costs for businesses significantly below those of other countries even through this period of financial turbulence. Indeed, the World Economic Forum has recognized Canada’s banks as the soundest in the world and the IMF has noted that our banking system has shown “remarkable stability amid the global turbulence, thanks in good part to strong supervision and regulation”3 (Chart 3.7).

[3]	IMF, Canada: 2009 Article IV Consultation (May 2009).

The Canadian financial system is considered
the soundest in the world

The Canadian housing market also remains sound. Importantly, the current cyclical adjustment in prices and activity is fundamentally different than the correction that is occurring in the United States. In particular, Canada’s housing market growth was not fuelled by aggressive marketing of high-risk, sub-prime mortgage products that led to unsustainable growth in demand and prices in the United States. However, the recent declines in housing starts and existing home sales in Canada have been accompanied by modest declines in average house prices in Canada as well (Chart 3.8). Prices have fallen the most in Western Canada where prices had increased sharply in recent years. The smaller deterioration of the Canadian housing market has meant that the net worth position of Canadian households has fallen by far less than in the U.S., which will help support consumer expenditures going forward.

The housing market in Canada is sound and
has supported household balance sheets

Finally, Canada entered this recession in a better fiscal position than any G7 country. In 2007, at the onset of the crisis, Canada had the lowest debt-to-GDP ratio of all G7 countries. Also, the Organisation for Economic Co-operation and Development and the IMF expect Canada to maintain this position among the G7 in the years ahead. This strong fiscal position, together with solid economic and financial fundamentals, is supporting consumer and business confidence in Canada.

Canada’s strong fiscal position has also lowered our reliance on foreign funding, leading to significant reductions in net foreign debt (Chart 3.9). Net foreign debt is the difference between liabilities owed by Canadian households, businesses and governments to the rest of the world and the foreign assets that they own. Canada was in a net international asset position for the first time in 80 years in the fourth quarter of 2008. The sharp reduction in Canada’s net foreign debt benefits Canada through lower net income flows abroad, and has significantly lowered our exposure to global financial market shocks.

Canada is now in a small net foreign asset position

Canadian Economic Developments and Outlook
The global recession has negatively affected the Canadian economy. Real GDP fell 3.7 per cent in the fourth quarter of 2008—officially marking the beginning of the recession in Canada—as weak foreign demand continued to lower Canadian exports and deteriorating financial conditions and confidence led to an outright decline in consumer spending and business investment. Real GDP declined further by 5.4 per cent in the first quarter of 2009 as a result of a continued deterioration in exports and domestic demand. Recent economic indicators are pointing to another contraction in output in the second quarter, but at a much slower pace.
In addition to the significant contraction in real economic activity, rapid and sharp declines in world energy and non-energy commodity prices reduced the average price of production in Canada as measured by the GDP price deflator, which declined by 11.0 per cent in the fourth quarter of 2008 and an additional 6.5 per cent in the first quarter of 2009. As a result of sharply lower GDP inflation, together with the significant decline in real GDP over the past two quarters, nominal GDP dropped by an unprecedented 14.4 per cent in the fourth quarter of 2008 and a further 11.5 per cent in the first quarter of 2009.
The weakness in the domestic economy has spread to labour markets in Canada. Employment has fallen by over 360,000, or 2.1 per cent, since the recession in Canada began. However, the Canadian labour market has fared much better than that of the U.S, which has lost a record 6.0 million jobs— a 4.3-per-cent decline—since the beginning of the U.S. recession in January 2008 (Chart 3.10).
In Canada, job losses in the manufacturing sector have accelerated since the recession began, with significant losses in autos and auto parts manufacturing as a result of a number of plant closures owing to weak U.S. demand. Moreover, lower residential and non-residential investment has led to a major slowdown in the construction sector. As a result, the unemployment rate rose to 8.4 per cent in May, its highest level in eleven years. Nevertheless, the Canadian unemployment rate remains significantly below that of the U.S., currently at 9.4 per cent, and the increase in the unemployment rate in Canada has been about half of that in the U.S. since early 2008.

The Canadian job market has fared
much better than in the U.S.

These recent developments have led private sector forecasters to revise down their forecasts for real and nominal GDP in 2009. They currently expect that Canadian real GDP will contract by 2.5 per cent in 2009, compared to a contraction of 0.8 per cent at the time of Budget 2009 (Table 3.1). Private sector forecasters have also revised down their expectations for nominal GDP this year from a decline of 1.2 per cent to a decline of 4.3 per cent.
Private sector forecasters expect that the weaker outlook this year will translate into an increase in the unemployment rate to 8.6 per cent in 2009, up significantly from 7.5 per cent at the time of the budget. Private sector forecasters expect Canadian short-term interest rates to average 0.3 per cent in 2009, lower than the 0.8 per cent expected at the time of the budget. Expectations for long-term interest rates this year are largely unchanged.

Table 3.1
Average Private Sector Economic Forecast for 2009

	January 2009	May 2009
	Private Sector	Private Sector
	Forecast	Forecast
	(per cent)
Real GDP growth	-0.8	-2.5
GDP inflation	-0.4	-1.9
Nominal GDP growth	-1.2	-4.3
3-month treasury bill rate	0.8	0.3
10-year government bond rate	2.8	2.9
Unemployment rate	7.5	8.6
U.S. real GDP growth	-1.8	-3.0

Source:	Department of Finance Canada survey of private sector forecasters.
In Budget 2009, the Government anticipated that global and domestic economic conditions could turn out to be weaker than suggested by the average of private sector forecasters. Nominal GDP growth for 2009 was adjusted significantly downward to -2.7 per cent for budget-planning purposes (Table 3.2). This means that about half of the downward adjustments to the economic outlook of the private sector forecasters since January has already been accounted for in budget-planning assumptions.
The Department of Finance regularly surveys private sector economists on their views of the economy. Private sector forecasters included in the May 2009 survey are Bank of America Merrill Lynch, BMO Capital Markets, Caisse de dépôt et de placement du Québec, The Centre for Spatial Economics, CIBC World Markets, Desjardins, Deutsche Bank of Canada, Laurentian Bank Securities, Global Insight, National Bank Financial, Royal Bank of Canada, Scotiabank, TD Bank Financial Group, UBS Warburg, University of Toronto (Policy and Economic Analysis Program).
The IMF expects that Canada will experience the smallest contraction of all G7 countries in 2009 and the strongest recovery going into 2010 (Chart 3.11). This reflects Canada’s core strong economic, financial and fiscal fundamentals as well as Canada’s Economic Action Plan.
Table 3.2
Canadian Economic Outlook for 2009

	January 2009	January 2009	May 2009
	Private Sector	Budget Fiscal	Private Sector
	Forecast	Planning	Forecast

Nominal GDP growth (per cent)	-1.2	-2.7	-4.3
Nominal GDP level (billions of dollars)	1,590	1,560	1,533

Canada is less affected than other countries
by the global recession
As with the global economy, there are also encouraging signs that the pace of decline is slowing in Canada and that the Canadian economy could begin to recover in the second half of 2009:
•	The Conference Board of Canada’s Index of Consumer Attitudes increased in four of the past five months, which suggests that household confidence is improving and bodes well for personal consumption going forward. This has already been reflected in retail sales, which increased for a third consecutive month in March.

•	Residential building permits, which led the upturn in residential construction in the past two recessions, increased in March and April. As well, existing home sales registered a third consecutive monthly increase in April.

Downward revisions to real and nominal GDP in 2009 largely reflect a more severe contraction in economic activity at the end of 2008 and in the first half of 2009. Looking ahead, most private sector forecasters have not changed their view since January—they continue to point to a sustained economic recovery beginning in the second half of 2009 and gaining momentum in 2010 (Chart 3.12).
This being said, there continues to be a large degree of uncertainty surrounding the global economic outlook. While there is some upside risk to the outlook this year and next, significant downside risks remain. As a trading economy, the expected recovery in Canada is highly dependent on a sustained recovery in the global economy, in particular in the United States. The global economic recovery, in turn, cannot fully materialize until dislocations in global financial markets are fully resolved and these markets are fully functioning.

Private sector forecasters continue to expect a return
to growth in the second half of 2009 and through 2010

Canada’s Economic Action Plan Is Creating
and Preserving Jobs
Preserving and creating jobs is the Government’s top priority. Canada’s Economic Action Plan will preserve or create 190,000 jobs. All elements of the Economic Action Plan contribute to this overall agenda.
The Plan has been designed to provide immediate support to the job market through lower taxes, a responsive and enhanced Employment Insurance system, and upgrading of Canadian infrastructure. The Plan is already having an impact on the job market:
•	The number of Canadians benefiting from the enhanced work-sharing program, an innovative feature built into the Employment Insurance system, has increased fourfold since January—from about 27,000 in January 2009 to about 120,000 in May 2009.

•	Sales in home centre, building, hardware and garden stores have posted the strongest gain among major retail store categories since January, supported by the Home Renovation Tax Credit, creating and preserving jobs in the construction industry and related sectors.

•	Many infrastructure projects to upgrade and modernize federal infrastructure—from bridges and highways to buildings—are already underway, supporting employment in the construction and related industries.

•	A number of framework agreements have been signed with provincial and territorial governments to identify specific infrastructure and social housing projects. For example, the Government of Canada and the Province of British Columbia have announced a new $123-million Seniors’ Rental Housing Initiative to build up to 1,000 new housing units for seniors and people with disabilities. Construction of the first 218 units will start in 19 B.C. communities over the next few months. The project will create or preserve close to 800 jobs.
Canada’s Economic Action Plan will build on these early impacts in coming months as further elements of the Plan, such as federal-provincial-territorial infrastructure and social housing projects and actions to support affected sectors and communities, are implemented.
The most effective means of raising employment through public expenditure is through infrastructure investment. One billion dollars in infrastructure investment generates $1.6 billion in economic activity and creates almost 10,000 jobs over time with significant impacts felt almost immediately.

Similarly, the Federation of Canadian Municipalities estimates that each $1 billion invested in new infrastructure creates more than 11,000 jobs. For this reason, more that 40 per cent of the Plan’s total stimulus funding is devoted to infrastructure investment.

Canada’s Economic Action Plan:
Working for Canadians
Job Impact of Canada’s Economic Action Plan is based
on Conservative Assumptions
Christina Romer, the chair of the U.S. Council of Economic Advisers, used “the relatively conservative rule of thumb that a 1 percent increase in GDP corresponds to an increase in employment of approximately 1 million jobs, or about three-quarters of a per cent”4 in assessing the impact of the American Recovery and Reinvestment Plan.
The employment impacts presented in Canada’s Economic Action Plan were even more conservative than this, assuming that a 1-per-cent increase in GDP would correspond to a 0.6-per-cent increase in employment or about 100,000 jobs.
Further, a modernized infrastructure contributes to the overall competitiveness of the economy, providing a permanent boost to incomes. Infrastructure spending also targets two of the sectors most affected by the current economic downturn—construction and manufacturing. Manufacturing employment has been declining since 2007, while employment in construction has fallen by 120,000 since September 2008. For every dollar spent on infrastructure, about 60 per cent of economic activity and jobs created are in the construction industry. The remaining 40 per cent of jobs created are in industries that support construction—notably manufacturing.

[4]	Council of Economic Advisers, Estimates of Job Creation From the American Recovery and Reinvestment Act of 2009 (May 2009).

Infrastructure investment creates jobs in sectors
most affected by the global recession-construction
and manufacturing
Fiscal Outlook
The weaker-than-expected economic performance in late 2008 and first half of 2009 will result in more support being provided through the automatic stabilizers in the federal budget, most notably lower corporate income tax revenues and higher Employment Insurance (EI) benefits.
In addition, as part of the Government’s response to the weaker economy, significant additional support has been provided in partnership with the United States to position the automotive industry for long-term success.
Taken together, the weaker economic outlook and actions taken in support of the economy have led to a deterioration in the Government’s projected budgetary balance.

The Government is now projecting deficits of $3.9 billion in 2008-09 and $50.2 billion in 2009–10. More than half of the 2009–10 deficit is the result of temporary measures under Canada’s Economic Action Plan, less taxes collected, higher EI benefits, and the decision to freeze EI premium rates. The remaining deficit of $23.2 billion, or 1.5 per cent of GDP, is primarily a reflection of the weak economy and will be reversed as the economy recovers. The Government is committed to return to surplus in future years and to pay back the deficits that have been accumulated over this period. Canada’s deficit is particularly modest compared to the fiscal situation of other countries. Further, Canada entered this recession with the lowest debt-to-GDP ratio of all G7 countries.

Higher deficits reflect higher EI benefits, lower
revenues and support to the auto sector

Canada’s deficit is relatively small when put
in international perspective

Changes in the Fiscal Outlook
Since Budget 2009
Based on economic developments since Budget 2009, the deficit before any actions has been revised up by $2.9 billion for 2008–09 and $8.1 billion for 2009–10, to $3.9 billion in 2008–09 and $41.7 billion in 2009–10 (Table 3.3). This deterioration reflects, in part, the impact of automatic stabilizers, such as EI, which provide support to the economy by automatically raising spending and lowering tax collections as the economy slows.

Table 3.3
Summary of Changes in the Fiscal Outlook
Since the January 2009 Budget

	Projection
	2008-09	2009-10

	(billions of dollars)
January 2009 budgetary balance	-1.1	-33.7
Impact of economic and fiscal developments
Budgetary revenues
Less personal income tax	-0.4	-0.4
Less corporate income tax	-2.5	-2.3
Goods and Services Tax	0.0	0.6
Less other revenues	-0.1	-2.6

Total revenues	-3.0	-4.7

Program expenses[1]
Higher EI benefits	-0.6	-2.8
Other major transfers	-0.2	-0.3
Direct program expenses	1.2	-0.6

Total program expenses	0.4	-3.6
Public debt charges	-0.3	0.3
Total economic and fiscal developments	-2.9	-8.1

Revised status quo budgetary balance	-3.9	-41.7

Actions since Budget 2009
Loans to the auto industry		-8.0
Canada Health Transfer top-up		-0.5

Total		-8.5

Revised budgetary balance	-3.9	-50.2

Note: Totals may not add due to rounding.
[1]	A positive number implies a decrease in spending and an improvement in the budgetary balance. A negative number implies an increase in spending and a deterioration in the budgetary balance.
“For every direct job saved through this process, a total of 7.5 jobs depend on the auto industry’s continuing presence in Canada. Hundreds of other companies, from auto parts suppliers to neighbourhood cafes and dry-cleaners, would face a grim future if GM and Chrysler were to disappear from Canada.”
– Canadian Auto Workers President Ken Lewenza, June 1, 2009

Positioning Canada’s Automotive Industry
for Long-Term Success
The governments of Canada and Ontario are working together, in partnership with the United States, to support the automotive sector. Combined support by governments, provided through loans and other instruments, totals about $15 billion, including $4 billion in loans announced in December 2008. This includes:
•	Short-term working capital and medium-term restructuring loans for General Motors and Chrysler, as well as joint Canada-U.S. debtor-in-possession financing for these firms.
–	Support to Chrysler will be $3.7 billion. The governments of Canada and Ontario will receive 2 per cent equity in the restructured firm.

–	Support to General Motors will be about $10.6 billion. The governments of Canada and Ontario will receive 11.7 per cent equity in the General Motors Corporation, as well as $403 million in preferred shares in a restructured General Motors Corporation.
•	The Canadian Warranty Commitment Program, to sustain consumer confidence and help encourage the sale of new vehicles.

•	The expansion of the accounts receivable insurance provided by Export Development Canada to support manufacturers and suppliers of automotive parts.
In April 2009, the Government officially launched Automotive Partnership Canada, which will provide $145 million over five years to support significant new collaborative research and development activities of benefit to the Canadian automotive industry.
In accordance with the Government’s accounting policies, the value of loans, investments and advances are adjusted in the financial statements to approximate their estimated net realizable value. This will be done when the 2009–10 financial statements are prepared in the summer of 2010, based on information available at the time. To be prudent, the Government is setting aside an additional $8 billion in 2009–10 to account for these adjustments.

Updated Fiscal Outlook
Table 3.4
Summary Statement of Transactions

	Actual	Projection
	2007-08	2008-09	2009-10

	(billions of dollars)
Budgetary revenues
Personal income tax	113.1	116.7	109.8
Corporate income tax	40.6	29.2	24.1
Goods and Services Tax	29.9	26.4	26.4
Other revenues	58.8	61.1	59.9

Total revenues	242.4	233.3	220.2

Program expenses
Employment Insurance benefits	14.3	16.2	21.7
Other transfers to persons	43.8	45.3	47.4
Major transfers to other levels of government	46.2	46.5	50.9
Direct program expenses	95.2	98.4	121.2

Total program expenses	199.5	206.3	241.2

Public debt charges	33.3	31.0	29.2

Total expenses	232.8	237.3	270.4

Budgetary balance	9.6	-3.9	-50.2

Federal debt	457.6	461.5	511.7

Per cent of GDP
Budgetary revenues	15.8	14.6	14.4
Program expenses	13.0	12.9	15.7
Public debt charges	2.2	1.9	1.9
Total expenses	15.2	14.8	17.6
Budgetary balance	0.6	-0.2	-3.3
Federal debt	29.8	28.8	33.4

Note: Totals may not add due to rounding.

Relative to the size of the economy, the 2009-10 deficit is projected to be 3.3 per cent of GDP. This is smaller than the deficits recorded during much of the 1980s and early 1990s, which averaged nearly 6 per cent of GDP, as illustrated in Chart 3.16.

Projected deficits are small compared
to the 1980s and early 1990s

Risks to the Fiscal Projections
The updated fiscal projections are being prepared early in the fiscal year before final 2008-09 results are available and with very limited information on 2009-10 economic and fiscal results. As a result, there is significant uncertainty.
The risks to the projections come primarily from the uncertain global economic outlook as well as uncertainty as to how economic developments will translate into spending and tax revenues. For example, there is significant uncertainty as to how declining corporate profits and increased corporate losses in 2009 will affect corporate tax revenues this year, since it is not yet known the extent to which corporate losses will be used to claim refunds of past taxes paid.
Private sector and Government forecasts have changed significantly over the last year, due to these unique and uncertain times. The Government will continue to monitor economic developments over the summer with a view to providing an update to Canadians in the fall report.

Canada’s Economic Action Plan is the right plan. The Plan puts in place an unprecedented economic stimulus that will help Canadians weather the global recession, will protect jobs now and allow Canada to emerge with an even stronger economy.
The Government has put forward this Plan from a position of strength. The global recession has put a spotlight on Canada’s comparative strengths, including a real estate market that has avoided the excesses seen in other countries, a banking system that is the strongest in the world and public finances that are sound.
Because of these strengths, we have been able to put in place one of the most comprehensive stimulus packages in the world. Canada’s Economic Action Plan represents our contribution to the G7 effort to lessen the impact of the global recession on jobs and output and to hasten the recovery.
The Plan has mobilized the resources of all governments in Canada. Federal, provincial and local governments are working toward a common purpose of building infrastructure, enhancing training, helping the unemployed, improving incentives for low-income Canadians to participate in the labour force, and making our businesses more competitive internationally.
The Action Plan is a vast set of initiatives that are being implemented in record time. Just 72 days into the fiscal year, 80 per cent of measures are either flowing, or there are commitments in place that will allow the funds to flow to specific projects and initiatives. In many cases, important benefits are already flowing to Canadians.
•	Canadians have been seeing the benefits of income tax reductions since April 2009.

•	The Home Renovation Tax Credit is available to homeowners.

•	Enhanced Employment Insurance benefits and training are available and flowing.

•	The number of Canadians benefiting from the work-sharing provisions of the Employment Insurance program are up more than fourfold since January to about 120,000 in May.

•	Infrastructure projects are under way and will accelerate over the summer, creating jobs and economic activity.

•	Important aid is being provided to sectors and communities affected by the global recession.

•	$119 billion has been provided to support the flow of credit to businesses and households.
The Action Plan, together with the effects of the global recession, has resulted in a $50.2-billion deficit for the fiscal year under way. More than one-half of this deficit is the result of temporary measures under Canada’s Economic Action Plan, higher Employment Insurance benefits, and the decision to freeze premium rates. These measures will not weigh on the deficit after 2010.
The remaining deficit of $23.2 billion, or 1.5 per cent of GDP, is primarily a reflection of the weak economy and will be reversed as the economy recovers.
The Government has provided an update of the fiscal situation for the current year because of the weaker-than-expected economy in late 2008 and early 2009 and because of the significant actions required since the Action Plan was tabled—in partnership with the new U.S. administration—to stabilize the North American auto industry.
There are now encouraging signs that the economic situation is stabilizing. The Government has judged it appropriate to monitor economic developments over the summer with a view to providing an update in the fall report.
Over the coming months, the Government will continue to implement the Plan as aggressively as possible, appropriately balancing effective stewardship and governance of taxpayer dollars with speed of delivery. Achieving this balance will support Canadians through the global recession and will ensure Canada emerges in a strong position.
The Government remains focused on further progress in implementing the Plan.

The immediate priority is to start the remaining funds flowing as soon as possible. This means:
•	Concluding any outstanding agreements and identifying projects for training, social housing and infrastructure with provinces and territories.

•	Identifying the next set of projects under the Community Adjustment Fund.

•	Moving ahead with additional work on federal infrastructure such as bridges, harbours and buildings.
The Government will update Canadians with a third progress report in the fall. At that time, the Government will provide further information on the amount of stimulus funding that has been spent, as well as an update on the effect of this stimulus on maintaining and creating jobs. Canadians are invited to monitor progress in implementing the Economic Action Plan on the Government’s website, www.actionplan.gc.ca.

Extraordinary Action to Ensure
Quick Implementation
Given the current economic situation and the need to expedite the funding of programs in the Economic Action Plan, the Government sought Parliament’s approval for an appropriation of $3 billion in the 2009–10 Main Estimates for a new central Vote for Budget Implementation Initiatives—Treasury Board Vote 35. This exceptional and time-limited appropriation allows Treasury Board ministers to allocate funds directly to departments for immediate requirements related to budget measures in advance of Parliament’s approval of the Supply for Supplementary Estimates. Funds may be allocated only up to June 30, 2009. Any unallocated funds remaining in the Vote after June 30 will lapse. The table below provides details of allocations totalling $1.9 billion, approved by Treasury Board ministers as of May 31, 2009. Amounts allocated from June 1 to June 30, 2009 will be reported in the 2009–10 Supplementary Estimates (B).

Table A.1
Allocations for $3-Billion Budget Implementation Vote

Measures	Value
(millions of dollars)
Reducing the Tax Burden for Canadians
Implementation of Budget 2009 tax measures	8.6
Helping the Unemployed
Strategic Training and Transition Fund	250.0
Canada Summer Jobs Program	4.0
YMCA-YWCA	15.0
Building Infrastructure to Create Jobs
ecoENERGY Retrofit program	32.5
Recreational Infrastructure Canada	91.3
An improved rail system	125.0
Trans-Canada Highway—Banff	2.1
Champlain Bridge rehabilitation program	4.3
Federal Infrastructure (buildings, bridges, Manège Militaire)	100.0
Aviation security	155.7
First Nations infrastructure—health facilities	10.0
National recreational trails	22.5
Creating the Economy of Tomorrow
Improving infrastructure at universities and colleges	498.3
Canada Graduate Scholarships Program	27.9
Transformation to a green energy economy—Clean Energy Fund	10.0
Industrial Research and Development Internship Program	2.5
Industrial Research Assistance Program	76.0
Modernizing federal laboratories	23.2
Extending access to broadband services in rural communities	83.7
Strengthening Canada’s nuclear advantage	222.0
Supporting Industries and Communities
Forestry	15.9
Canadian Youth Business Foundation	10.0
Canada Business Network	1.0
Canadian Tourism Commission	20.0
Marquee festivals	30.0
Parks Canada—national historic sites and visitor facilities	9.9
First Nations child and family services	4.1

Total	1,855.4

Note: Totals may not add due to rounding.